

ORGANON

Here for her health

2024 Notice of Annual Meeting of Shareholders and Proxy Statement

Message to Our Shareholders

On behalf of Organon's Board of Directors and Executive Leadership Team, we are pleased to invite you to our 2024 Annual Meeting of Shareholders on Tuesday, June 4, 2024 at 9 a.m.

In the two years since Organon's launch, we've built a profitable company that is helping patients around the world and advancing an important global vision – a better and healthier every day for every woman. We feel energized by the foundation we're building today as well as Organon's prospects for the future.

2023 was a critical year that showed that we continue to have the right strategy to deliver value to our shareholders and all our stakeholders – one defined by solid growth across all our geographies and franchises. We made important progress in expanding access to existing solutions and bringing to market new solutions for unmet health needs. Our financial performance enabled us to return $294 million in cash dividends to shareholders in 2023.

Throughout last year, we continued our strategic focus on expanding the definition of women's health, by advancing our pipeline and through new business development. A highlight was our new commercialization partnership in Europe with Eli Lilly for two medicines for migraine, a condition that disproportionately affects women. This partnership further bolsters our offerings to women while also aligning with our existing therapeutic and geographic capabilities.

Our company and our commitment to help tackle the unmet health needs of women is being recognized. Importantly, we are nearly halfway to our goal to help prevent 120 million unplanned pregnancies by 2030. In 2023, we launched "Her Plan is Her Power," an initiative that builds on and accelerates this important work, focusing on global action as well as community-led responses.

Building on our strong foundation
We enter 2024 with strong momentum, and a clear roadmap for again delivering low single-digit revenue growth, with an aim to drive growth in profitability measures even faster. Our focus now is to build on the strong foundation we set in 2023 by driving profitable growth, remaining disciplined on operating costs, and investing in new opportunities – inside and outside our business – that complement our strengths.

Importantly, we are well-positioned to move beyond incurring many of the one-time costs related to standing up the company. One notable example is our global Enterprise Resource Planning system, which we expect to complete the implementation of this year, increasing our efficiency and agility as we move forward.

Looking ahead, we are poised to further unlock this company's great potential for 2024 and beyond. Our leadership team and Board continue to work closely to advance Organon's growth strategy. And we're proud of the company's approximately 10,000 founders and their commitment and passion for the company.

Thank you for your continued investment in Organon and support of our global vision. We're confident that we have the right strategy and team in place to seize the many opportunities in front of us as we remain here for her health.

Sincerely,

Carrie Cox

Kevin Ali

Carrie S. Cox
Chairman of the Board

Kevin Ali
Chief Executive Officer

> " We feel energized by the foundation we're buidling today as well as Organon's prospects for the future."

 



Business Overview

Our Business Performance[1]

Organon delivered strong business results in 2023, our second full year as a standalone company. Revenue grew 3% excluding the impact of foreign exchange. Our vision is to create a better and healthier every day for every woman. As part of our journey to help patients around world, we are maximizing our foundational strengths in Women's Health, Biosimilars, and Established Brands, while selectively expanding our therapeutic areas through business development.

Fiscal Year 2023 Business Performance

$6.3B	$1.9B	$4.14
Full year revenue	Adjusted EBITDA	Non-GAAP Adjusted Diluted EPS

Women's Health	Biosimilars	Established Brands
↑3%	↑24%	↑2%

Other highlights from 2023 include[2]:

- Since spin, we **strategically deployed capital** with our investment of over half a billion dollars across 9 promising transactions to drive future revenue growth.
- In 2023, the company generated $940 million in free cash flow before one-time costs and returned $294 million in cash dividends to shareholders. We proactively retired $250 million of debt in addition to normally scheduled amortization payments.
- Organon published our second ESG report, marking significant progress toward our goals. Importantly, Organon is almost halfway toward its goal of reducing 120 million unplanned pregnancies by 2030.
- Our **Women's Health** franchise grew 3%.
  - Our lead product, ***Nexplanon®*** (etonogestrel implant), a Long-Acting Reversible Contraceptive (LARC), achieved market leadership in the U.S. LARC market
  - Our **fertility** portfolio grew 9%, driven by the U.S., China, and our LAMERA region
  - **Jada®** system more than doubled revenue ex-FX
  - **Marvelon™[3]** (desogestrel and ethinyl estradiol pill) **and Mercilon™[3]** (desogestrel and ethinyl estradiol pill) together grew 24%, their second year of strong double digit growth
  - We launched **Xaciato®** (clindamycin phosphate vaginal gel, 2%), an FDA-approved treatment for bacterial vaginosis in females 12 years and older
- Our **Biosimilars** franchise grew 24%, marking its third consecutive year of double-digit growth.
  - **Hadlima®** (adalimumab-bwwd) - our biosimilar for Humira[4] - **grew strongly in 2023 since our July 1, 2023 launch in the U.S.**, and through Q1 2024 is the leading Humira biosimilar in the U.S.
  - Double digit growth in both **Renflexis®** (infliximab-abda) and **Ontruzant®** (trastuzumab-dttb)
- Our **Established Brands** franchise delivered revenue growth of 2%, demonstrating the durability of the portfolio with a second consecutive year of growth.

[1.] For further explanation of the below non-GAAP measures versus non-GAAP results and a reconciliation to the most directly comparable U.S. GAAP measure, please refer to Appendix A.
[2.] All growth rates are excluding the impact of foreign exchange translation.
[3.] Only available outside the U.S.
[4.] *Humira* is a trademark registered in the U.S. in the name of Abbvie Biotechnology Ltd.

Notice of 2024 Annual Meeting of Shareholders

To Organon Shareholders:

You are cordially invited to the Annual Meeting of Shareholders of Organon & Co. to be held on Tuesday, June 4, 2024, at 9:00 a.m. (Eastern Daylight Time), where we will vote on the matters below. You will be able to attend the Annual Meeting, vote and submit questions via a live webcast by visiting www.virtualshareholdermeeting.com/OGN2024. The Notice of Internet Availability of Proxy Materials is first being mailed, and the proxy materials are first being made available to our shareholders on or about April 25, 2024.

Items of Business:

- Election of the four Class III directors named in the accompanying proxy statement to hold office for a one-year term until the 2025 Annual Meeting of Shareholders;

- Approval, on a non-binding advisory basis, of the compensation of our named executive officers;

- Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2024; and

- Consideration of such other business as may properly come before the meeting or any adjournment or postponement thereof.

Thank you for your continued support of and interest in Organon.

Sincerely,

Kirke Weaver

Kirke Weaver
General Counsel and Corporate Secretary
April 25, 2024

Your Vote is Important—Vote Right Away

We encourage you to read the accompanying proxy statement with care and vote right away using any of the following methods, even if you intend to attend the Annual Meeting webcast. Voting early will help avoid additional solicitation costs and will not prevent you from voting during the Annual Meeting, if you wish to do so.

 **BY INTERNET** www.proxyvote.com

 **BY PHONE** In the U.S. or Canada, dial toll-free 1-800-690-6903

 **BY QR CODE** Scan this QR code to vote with your mobile device (may require free app)

 **BY MAIL** If you received printed copies of the proxy materials, cast your ballot, sign your proxy card or proxy voting instruction form and send back using the in our prepaid envelope and send in our prepaid envelope

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON June 4, 2024:

The Notice of Annual Meeting of Shareholders, proxy statement, and Organon's 2023 Annual Report on Form 10-K are available free of charge at www.proxyvote.com.



ORGANON
Here for her health

To vote by Internet or telephone, have the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, proxy card, or voting instruction form in hand and follow the instructions. Internet and telephone voting facilities will close at 11:59 p.m. Eastern Daylight Time on June 3, 2024. If your shares are held in a stock brokerage account or by a bank or other nominee, your ability to vote by Internet or telephone depends on your broker's voting process. Please follow the directions provided to you by your broker, bank, or nominee. For additional information, please refer to the *Questions and Answers About the Annual Meeting and Voting* section beginning on page 88.

To be admitted to the virtual meeting, have the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, proxy card or voting instruction form in hand and visit www.virtualshareholdermeeting.com/OGN2024.

Only shareholders listed on Organon's records at the close of business on April 8, 2024, the record date, are entitled to vote. A list of shareholders of record as of the record date will be available during regular business hours for 10 days ending on the day before the date of the Annual Meeting at the Office of Corporate Secretary at our corporate headquarters located at 30 Hudson Street, Floor 33, Jersey City, New Jersey 07302.

If you have any questions or need assistance voting your shares, please contact Morrow Sodali LLC, our proxy solicitor, by calling 800-662-5200 (or banks and brokers can call collect at 203-658-9400), or by emailing OGN.info@investor.morrowsodali.com.

Table of Contents

Index of Frequently Referenced Pages

Compensation Highlights

ORGANON
Here for her health

Forward-Looking Statements



This proxy statement includes "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including, but not limited to, statements about management's expectations about Organon's ESG strategy, and the expected benefits of Organon's ESG efforts, as well as Organon's future financial performance and prospects, including those relating to Organon's ability to drive profitable growth, remain disciplined with respect to operating costs, and invest in new opportunities that complement Organon's strengths. Forward-looking statements may be identified by words such as "expects," "intends," "anticipates," "plans," "believes," "seeks," "estimates," "will" or words of similar meaning. These statements are based upon the current beliefs and expectations of the company's management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include, but are not limited to, an inability to execute upon our ESG strategy within expected timeframes, if at all; an inability to execute on our business development strategy and commercialization strategy or realize the benefits of our planned acquisitions; an inability to adapt to the industry-wide trend toward highly discounted channels; changes in tax laws or other tax guidance that could adversely affect our cash tax liability, effective tax rates, and results of operations and lead to greater audit scrutiny; efficacy, safety, or other quality concerns with respect to marketed products, including market actions such as recalls, withdrawals, or declining sales; political and social pressures, or regulatory developments, that adversely impact demand for, availability of, or patient access to contraception or fertility products; general economic factors, including interest rate fluctuations, inflation, recessionary pressures, and currency exchange rate fluctuations; general industry conditions and competition; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; global trends toward health care cost containment; technological advances; new products and patents attained by competitors; the impact of higher selling and promotional costs; any failure by Organon to obtain an additional period of market exclusivity in the United States for Nexplanon subsequent to the expiration of certain key patents in 2027; challenges inherent in new product development, including obtaining regulatory approval; the company's ability to accurately predict its future financial results and performance; manufacturing difficulties or delays; financial instability of international economies and sovereign risk; difficulties developing and sustaining relationships with commercial counterparties; dependence on the effectiveness of the company's patents and other protections for innovative products; and the exposure to litigation, including patent litigation, and/or regulatory actions.

The company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the company's filings with the Securities and Exchange Commission ("SEC"), including the company's Annual Report on Form 10-K for the year ended December 31, 2023 and subsequent SEC filings, available at the SEC's Internet site (www.sec.gov). In addition, our environmental, social and governance ("ESG") goals are aspirational and may change. Statements regarding our goals are not guarantees or promises that they will be met.

Website References

Throughout this proxy statement, we identify certain materials that are available in full on our website and refer the reader to additional information available on our website. The information contained on, or available through Organon's internet website, is not and shall not be deemed to be incorporated by reference in this proxy statement.

Proxy Statement Summary

The accompanying proxy is solicited on behalf of the Board of Directors (the "Board") for use at the 2024 Annual Meeting of Shareholders of Organon & Co. ("Organon," the "company," "we," "us," or "our"). Please review the entire proxy statement and Organon's 2023 Annual Report on Form 10-K (the "Annual Report") before voting. The voting items expected to be proposed at the meeting are listed below along with the Board's voting recommendations.

2024 Annual Meeting of Shareholders



Time

9:00 a.m.
(Eastern Daylight Time)



Meeting Date

Tuesday
June 4, 2024

Record Date
April 8, 2024



Location

Via webcast at
www.virtualshareholder
meeting.com/OGN2024

Voting Matters		Page	Board's Recommendation
Proposal 1	Election of the Four Class III Directors Named Herein	30	**FOR** each Nominee
Proposal 2	Approval, on a Non-Binding Advisory Basis, of the Compensation of Organon's Named Executive Officers	45	**FOR**
Proposal 3	Ratification of the Appointment of PricewaterhouseCoopers LLP as Organon's Independent Registered Public Accounting Firm for 2024	85	**FOR**



Who We Are

Organon is a global healthcare company formed with the vision to improve the health of women. We are the only global company of our size focused on women's health. Organon has a portfolio of more than 60 medicines and products across a range of therapeutic areas.

We focus on three key areas to achieve our vision of a better and healthier every day for every woman:



Women's Health

We believe that women are the foundation of a healthier world, and we know that women need more choices when it comes to their health care. We plan to continue building on our strengths in reproductive health and fertility as we assemble a suite of health options that help address the areas of high unmet needs for women.



Biosimilars

Biosimilars, which are approved by regulators as being highly similar to approved biologic medicines, are used to treat a range of serious conditions. They offer patients more treatment options and reduce costs compared to biologics—potentially helping expand access to biologic medicines.



Established Brands

Our established brands include well-known products, which generally are beyond market exclusivity, across a range of therapeutic areas including respiratory, cardiovascular, dermatology, non-opioid pain management, and more.

Led by the women's health portfolio coupled with an expanding biosimilars business and stable franchise of established medicines, Organon's products produce strong cash flows that will support investments in innovation and future growth opportunities. In addition, Organon is pursuing opportunities to collaborate with biopharmaceutical innovators looking to commercialize their products by leveraging its scale and presence in fast growing international markets.

Organon has a global footprint with significant scale and geographic reach, and world-class commercial capabilities. As of December 31, 2023, Organon had approximately **10,000** employees worldwide and is headquartered in Jersey City, New Jersey.

On June 2, 2021, Organon separated from Merck & Co., Inc. ("Merck"; known as MSD outside the U.S. and Canada) as a result of a pro rata distribution of Organon's common stock to shareholders of Merck. We refer to this transaction as the "spinoff." Since 2021, Organon has been a standalone public company with common stock trading on the New York Stock Exchange (the "NYSE") under the ticker symbol "OGN." Organon is also a member of the S&P SmallCap 600 index.

Executive Compensation Highlights (Page 50)

The Talent Committee oversees our executive compensation program, which is designed to support our executive compensation philosophy and objectives, align executive pay with shareholder interests and promote our ongoing business strategy. The Talent Committee will review and consider modifications to our executive compensation program to reflect our business strategy, performance, and evolving corporate governance practices.

Our executive compensation practices demonstrate our commitment to responsible pay and governance principles. For additional information on the components of our 2023 executive compensation, please refer to the Compensation Discussion and Analysis ("CD&A"), beginning on page 50.

Say-on-Pay Advisory Vote (Page 53)

In 2023, shareholders demonstrated their support for our executive compensation program with approximately 93% of the votes cast voted in favor of the say-on-pay proposal. Consistent with Organon's strong interest in shareholder engagement and our pay-for-performance approach, the Talent Committee continues to evaluate our executive compensation program to promote alignment between the respective interests of our executives and shareholders.

We ask that our shareholders approve, on an advisory basis, the compensation of our named executive officers ("NEOs") as further described in Proposal 2 on page 45.



Corporate Governance Highlights (Page 9)

We actively monitor our corporate governance practices to ensure we continue to manage our business in accordance with high standards of ethics, business integrity, and corporate governance. Our corporate governance practices empower the Board to set objectives and monitor performance, and strengthens the accountability of the Board and management. For this reason, we devote considerable time and resources to making sure that:

- **our policies reflect our values and business goals;**

- **we operate in an open, honest, and transparent way; and**

- **we have an effective corporate governance structure.**

We highlight some significant aspects of our corporate governance practices and policies below.

Independent Leadership

- The Chairman of the Board is independent.
- Eleven of our 12 directors are independent.
- Our independent directors hold regular executive sessions.
- All three of our standing Board committees are composed solely of independent directors.

Director Accountability

- Directors are elected by majority vote.
- Directors who do not receive a majority vote are required to submit their offer to resign from the Board for the Board's consideration.
- Annual election of all directors starting at Organon's 2025 annual meeting of shareholders.

Best Practices

- We conduct Board, Board committee and individual director evaluations annually.
- The Board actively engages in succession planning for the CEO.
- Directors may not stand for re-election after age 75.
- We have an overboarding policy that limits the number of public company boards on which directors may serve.
- The Board is diverse in terms of gender, ethnicity, experience, and skills.
- Our Principles of Corporate Governance include a comprehensive Diversity Policy.
- The Board and its committees have a robust risk oversight program.

Alignment with Shareholder Interests

- We have a proxy access provision in our Bylaws whereby shareholders who own 3% of Organon common stock for at least three years may nominate up to 20% of the members of our Board, subject to compliance with Bylaw provisions.
- We do not have a shareholder rights plan (also known as a poison pill).

- We do not have any supermajority voting provisions.
- Directors and executive officers are subject to stock ownership guidelines.
- We have an active shareholder engagement program, as described more fully on page 25.

Environmental, Social, and Governance (ESG)

- Proactive management of ESG risks and opportunities is integrated into our long-term business strategy.
- The Board's committees have robust, independent oversight of various ESG topics, including the Audit Committee's oversight of cybersecurity and compliance matters, the Talent Committee's oversight of human capital management, and the ESG Committee's oversight of governance, product quality, corporate reputation and other sustainability matters.
- We have established clear and measurable ESG initiatives and are taking action to make progress toward them over time. For information about our efforts and progress on these initiatives, please visit our website at www.organon.com/about-organon/environmental-social-governance.
- We actively engage shareholders and other stakeholders to understand their ESG priorities and address any questions or concerns.
- Our second ESG Report was published in June 2023. We are preparing our third ESG Report, which we expect to publish in Summer 2024.



Our Continuing Directors and Director Nominees (Page 31)

Our directors and director nominees possess broad expertise, skills, experience, and perspectives to provide the strong oversight and strategic direction required to govern Organon's business and strengthen and support senior management. As illustrated by the following charts, our directors and director nominees consist of individuals with expertise in fields that align with Organon's business and long-term strategy and reflect the Board's commitment to diverse perspectives.



The following provides summary information about each director nominee and continuing director. Detailed information about each individual's background, skill sets, and areas of expertise can be found beginning on page 31.

Name	Age	Director Since	Term Expiring	Primary Occupation	Audit	Talent	ESG
Class III Directors Standing for Election at the Annual Meeting							
Kevin Ali	63	2021	2024	Chief Executive Officer, Organon & Co.			
Martha E. McGarry	72	2021	2024	Partner, Mayer Brown LLP		●	
Philip Ozuah, M.D., Ph. D.	61	2021	2024	President and Chief Executive Officer, Montefiore Medicine			●
Shalini Sharp	49	2021	2024	Former Executive Vice President and Chief Financial Officer, Ultragenyx Pharmaceutical Inc.	●		

● = Committee Chair   ● = Committee Member

ORGANON
Here for her health

Name[1]	Age	Director Since	Term Expiring	Primary Occupation	Committee Memberships		
					Audit	Talent	ESG
Directors Continuing in Office							
Robert Essner	76	2021	2025	Former Chairman, Chief Executive Officer and President, Wyeth Pharmaceuticals, Inc.			●
Rochelle "Shelly" B. Lazarus	76	2021	2025	Chairman Emeritus of Ogilvy & Mather			●
Cynthia M. Patton	62	2021	2025	General Counsel and Corporate Secretary, Tessera Therapeutics	●		
Grace Puma	61	2021	2025	Former Executive Vice President, Chief Operations Officer, PepsiCo, Inc.		●	
Carrie S. Cox Board Chairman	66	2021	2025	Former Chief Executive Officer of Humacyte, Inc., former EVP of Schering-Plough and current Chairman of Solventum Corporation and Cartesian Therapeutics, Inc.		●	●
Alan Ezekowitz, M.D.	70	2021	2025	Advisory Partner, Third Rock Ventures, LLC, Former CEO and Co—Founder of Abide Therapeutics, and Former SVP and Franchise Head Merck Research Laboratories	●		
Helene Gayle, M.D.	68	2021	2025	President of Spelman College			●
Deborah Leone	59	2021	2025	Former Partner & Chief Operating Officer, Investment Management, Goldman Sachs Group, Inc.	●		

● = Committee Chair   ● = Committee Member

(1) Ma. Fatima de Vera Francisco, who is currently serving as a Class III director, is not being nominated for re-election at this Annual Meeting, and, as such, she is not standing for re-election at this Annual Meeting. Her term will expire at this Annual Meeting, at which time the size of the Board will be automatically reduced to twelve directors.

Director Qualifications and Expertise

Our continuing directors and director nominees are responsible for overseeing the company's business consistent with their fiduciary duties. This significant responsibility requires highly skilled individuals with various qualities, attributes, and professional experiences. We believe the Board is well-rounded, with a balance of relevant perspectives and experience, as illustrated by the following chart.



Executive Leadership / CEO Experience	100%
Financial / Accounting	92%
Global Healthcare	83%
Marketing, Sales or Public Relations	42%
Public Policy / Regulatory	92%
Public Company Board Experience	100%
Global Business Experience	100%
Human Capital Management	100%
Manufacturing/Operational	33%
Mergers & Acquisitions/ Business Development	83%
Research & Development/ Scientific Experience	50%

ORGANON
Here for her health

Corporate Governance



The Board has the legal responsibility for overseeing the management of Organon and its business. The Board's primary mission is to represent and protect the interests of our shareholders. To that end, the Board selects the CEO and oversees the senior management team, which is charged with conducting Organon's daily business.

The Board has adopted corporate governance principles (the "Principles of Corporate Governance") that, together with our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws, and Board committee charters, form the governance framework for the Board and its committees. The Principles of Corporate Governance cover a wide range of subjects, including the role and composition of the Board; functioning of the Board and Board committees; director qualifications; diversity, overboarding, resignation, and retirement age policies; director compensation; share ownership guidelines; succession planning; evaluation of the CEO; director orientation and continuing education; Board, committee, and director performance evaluations; and shareholder engagement.

The Principles of Corporate Governance and Board committee charters are reviewed at least annually and revised, as appropriate, in response to changing legal, regulatory and stock exchange listing requirements, evolving best practices and the perspectives of our shareholders and other constituents.

Governance Materials

The following items relating to corporate governance at Organon are available on our website at
https://www.organon.com/about-organon/leadership/corporate-governance/

- Amended and Restated Certificate of Incorporation
- Amended and Restated Bylaws
- Principles of Corporate Governance
- Board Committee Charters

In addition, as part of our ethics and compliance program, our Board has approved a Code of Conduct, which is available on our website at www.organon.com/about-organon/mission-vision-and-values/code-of-conduct. The information contained on or accessible through our website does not constitute a part of this proxy statement and is not incorporated herein by reference.

Board's Role in Strategic Planning

The Board — acting both as a whole and through its three standing committees — is fully engaged and involved in Organon's strategic planning process. Each director has an obligation to keep informed about Organon's business and strategies, so they can provide guidance to management in formulating and developing plans and knowledgeably exercise their decision-making authority on matters of importance to Organon.

The Board's oversight and guidance are inextricably linked to the development and review of Organon's strategic plan. By exercising sound and independent business judgment on the strategic issues important to Organon's business, the Board facilitates its long-term success.

Risk Oversight

The Board's oversight of Organon's risk is an important component of the Board's engagement on strategic planning, and the Board has two primary methods of overseeing risk. The first method is through Organon's Enterprise Risk Management ("ERM") process, which allows for Board oversight of the most significant risks facing Organon. The second method is through the functioning of the three standing committees of the Board — the Talent Committee, the Audit Committee, and the Environmental, Social and Governance Committee ("ESG Committee").

Management has established the ERM process to facilitate a complete company-wide approach to evaluating risk over six distinct but overlapping risk areas:

Responsibility and Reputation ›	Risks that may impact the well-being of Organon and its employees, customers, patients, communities, or reputation
Strategy ›	Macro risks that may impact our ability to achieve long-term business objectives
Operations ›	Risks related to our operations, cybersecurity and climate change that may impact our ability to achieve business objectives
Compliance ›	Risks related to compliance with laws, regulations, and Organon's values, ethics, and policies
Reporting ›	Risks to maintaining accurate financial statements and timely, complete public company financial reporting
Safety ›	Risks to employee, patient, customer, or community health and safety

The goal of the ERM process is to provide an ongoing effort, implemented across Organon and aligned to its values and ethics, to identify and assess risk and to monitor risk and agreed-upon mitigating actions. If the ERM process identifies a material risk, it is elevated to the CEO and the Executive Leadership Team for review and then to the Board for review as part of our ERM update. The Audit Committee periodically reviews the ERM process to evaluate whether it is sufficiently robust and functioning effectively.

Each Board committee oversees specific areas of risk relevant to the committee through direct interactions with the CEO, the Executive Leadership Team, the heads of business franchises, and/or compliance and corporate functions. A committee may address risks directly with management or, where appropriate, may elevate a risk for consideration by the Board or another Board committee. The following are examples of Board committees' responsibilities in risk oversight:

- The Audit Committee has primary responsibility for overseeing Organon's risk-management program relating to cybersecurity, although the Board participates in periodic reviews and discussion dedicated to cyber risks, threats, and protections, as discussed under Board Oversight of Information Security, including Cybersecurity and Data Privacy. The Audit Committee also oversees risk relating to finance, business integrity, compliance, and internal controls, disclosure controls, and related financial reporting through its interactions with the Chief Financial Officer, the General Counsel, the Chief Ethics and Compliance Officer, the Controller, and the Head of Internal Audit.

- The Talent Committee has risk oversight responsibilities over our policies and practices with respect to our executive compensation program. The Talent Committee also has oversight of Organon's programs, policies, and practices related to its management of human capital resources, including talent and diversity.

- The ESG Committee oversees Organon's corporate governance, including the practices, policies, and procedures of the Board and its committees, considers the size, structure, and needs of the Board, reviews possible candidates for the Board, recommends director nominees to the Board for approval, and plays a role in ESG-related risk and compliance oversight.

The ERM process and Board committee approach to risk management leverages the Board's leadership structure to facilitate the Board's oversight of risk on both an enterprise-wide approach and through specific areas of competency.



Board Oversight of Information Security, Including Cybersecurity and Data Privacy

Our Audit Committee has primary responsibility for overseeing our risk-management program relating to cybersecurity, although the Board participates in periodic reviews and discussion dedicated to cyber risks, threats, and protections. Our information security and privacy programs provide that the Board receives an annual report from our Chief Information Security Officer and Chief Ethics and Compliance Officer to discuss our program for managing information security risks, including data security risks, the risk of cybersecurity incidents and, if applicable, remediation of any potential cybersecurity incidents. The Audit Committee also receives regular briefings on both information security and data privacy from the Chief Information Security Officer and Chief Ethics and Compliance Officer, respectively, and meets at least annually with our Chief Information Security Officer regarding our information technology. The Audit Committee receives periodic updates regarding our cybersecurity risk management program, and reports to the Board on the principal risks facing us and the steps being taken to manage and mitigate these risks. Both the Board and the Audit Committee receive periodic reports on our cyber readiness, security controls and our cybersecurity investments. In addition, our directors are apprised of incident simulations and response plans, including for cyber and data breaches. For additional information, please see Item 1C. Cybersecurity included in our Form 10-K filed with the SEC on February 26, 2024.

Program Highlights

Commitment to Transparency ›	We are committed to responsible handling of personal information under data privacy laws. We balance the need to operate and grow our business against our commitment to transparency and control, fairness, non-discrimination, and accountability.
Security Programs ›	Our multi-layered information security and data privacy programs and practices are designed to foster the safe, secure, and responsible use of the information and data our stakeholders entrust to us.
Governance ›	We work with our customers, governments, policymakers, and others to help develop and implement standards for safe and secure transactions.
Security ›	Independent third parties test and audit our cybersecurity capabilities.
System Tests ›	We regularly test our systems to discover and address any potential vulnerabilities.
Employee Training ›	We conduct annual cybersecurity training for employees.
Insurance Coverage ›	We maintain a business continuity program and cyber insurance coverage.

Independence of Directors

The Principles of Corporate Governance require a substantial majority of our directors to be independent. In making independence determinations, the Board observes all relevant criteria established by the SEC and the NYSE. The Board considers all relevant facts and circumstances in making an independence determination.

To be considered independent, an outside director must meet the bright-line independence tests established by the NYSE, and the Board must affirmatively determine that the director has no direct or indirect material relationship with Organon.

The Board also rigorously considers the heightened independence requirements for members of the Audit Committee and the Talent Committee. The ESG Committee reviews the Board's approach to determining director independence periodically and recommends changes, as appropriate, for consideration and approval by the Board.

Independence Determinations

The Board has determined that each of Organon's directors and director nominees, with the exception of our CEO, Kevin Ali—namely, Carrie S. Cox, Robert Essner, Alan Ezekowitz, M.D., Ma. Fatima de Vera Francisco, Helene Gayle, M.D., Rochelle B. Lazarus, Deborah Leone, Martha E. McGarry, Philip Ozuah, M.D., Ph.D., Cynthia Patton, Grace Puma, and Shalini Sharp—are independent under the NYSE Listing Standards. All members of the Board's Audit Committee, Talent Committee, and ESG Committee are independent under these standards, and all members of the Audit Committee and Talent Committee meet the enhanced independence requirements for audit committee members and compensation committee members, respectively in the NYSE Listing Standards.

In making these determinations, the Board considered relationships that exist between Organon and other organizations where each director serves, as well as the fact that in the ordinary course of business, transactions may occur between such organizations and Organon or one of our subsidiaries. The Board also evaluated whether there were any other facts or circumstances that might impair a director's independence.

Related Person Transactions

Related Person Transaction Policies and Procedures

The Board has adopted written Related Person Transaction Policies and Procedures (the "Related Person Policy"). The Related Person Policy, which is administered by the Audit Committee, governs the review, approval, ratification, or disapproval by the Audit Committee of transactions between us or any of our subsidiaries and any "related person" in which the amount involved since the beginning of our last completed fiscal year will or may be expected to exceed $100,000 and in which one or more of such related persons has a direct or indirect material interest. The Related Person Policy defines a "related person" to include anyone who served as a director, director nominee, or executive officer since the beginning of Organon's last fiscal year, any greater than 5% shareholder, or any immediate family member of any of those persons.

Pursuant to the Related Person Policy, management will provide the Audit Committee all material information relevant to transactions that require the Audit Committee's approval. In approving or disapproving any such transaction, the Audit Committee will consider all relevant factors, including, as applicable, Organon's business rationale for entering into the transaction, the alternatives to entering into the transaction, whether the transaction is on terms comparable to those generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related person's interest in the transaction, and the potential for the transaction to lead to an actual or apparent conflict of interest. Any member of the Audit Committee who is deemed a related person with respect to a transaction under review will not be permitted to participate in the discussion or approval of the transaction.

The Audit Committee will review and assess ongoing related person transactions as necessary throughout the duration of their term, but no less than annually, to help ensure that the transactions are in compliance with any Audit Committee guidelines and the transactions remain fair and reasonable to Organon and consistent with the interests of Organon and its shareholders.

Certain Related Person Transactions

Each director, director nominee and executive officer of Organon is required to annually complete a Director & Officer ("D&O") Questionnaire. The D&O Questionnaire requests, among other things, information regarding whether any director, director nominee, executive officer, or their immediate family members had an interest in any related person transaction or proposed transaction with Organon or its subsidiaries or has a relationship with a company that has entered or proposes to enter into such a transaction.

After review of the D&O Questionnaires by the Office of Corporate Secretary, the responses are collected, summarized, and distributed to responsible areas within Organon to identify any potential related person transactions. All relevant relationships and any transactions, along with payables and receivables, are compiled for each person and affiliation. Management submits a report of the affiliations, relationships, transactions, and appropriate supplemental information to the Audit Committee for its review. Based on this information, the Audit Committee has determined that since January 1, 2023, there have been no transactions that require disclosure under Item 404(a) of SEC Regulation S-K.

Board Leadership Structure

The Board annually reviews its leadership structure to evaluate whether it remains appropriate for Organon.

Carrie S. Cox serves as independent Chairman of the Board and Kevin Ali serves as our CEO. The Board believes that this leadership structure, which separates the Chairman and CEO roles, is optimal at this time. With separate Chairman and CEO roles, our independent Chairman can lead the Board in the performance of its duties by establishing agendas, presiding at all meetings of the Board and executive sessions of non-management directors, engaging with the CEO and executive leadership team between Board meetings on business developments, and providing overall guidance to our CEO as to the Board's views and perspectives, particularly on the strategic direction of Organon. Meanwhile, our CEO can focus his time and energy on setting Organon's strategic direction, overseeing daily operations, engaging with external constituents, developing our leaders, and promoting employee engagement at all levels of the organization. The Board believes our governance practices help ensure that skilled and experienced independent directors provide independent leadership.

Board Meetings and Committees

Under the Principles of Corporate Governance, directors are expected to attend regular Board meetings, applicable Board committee meetings, and the annual meetings of shareholders. All directors attended at least 75% of the meetings of the Board and of the Board committees on which they served in 2023. Organon held its 2023 annual shareholder meeting on June 6, 2023. All thirteen directors then serving on the Board attended the 2023 annual meeting of shareholders.

The Board met five times in 2023 and the independent directors of the Board met in five executive sessions in 2023. Ms. Cox, Chairman of the Board, presided over the executive sessions.

The Board's three standing committees, each of which is made up solely of independent directors, are the Audit, Talent and ESG Committees. In addition, the Board from time to time may establish other committees to focus on particular issues as the need arises. All standing committees are governed by Board-approved charters, which are available on our website at https://www.organon.com/about-organon/leadership/corporate-governance/. Each committee evaluates its performance and reviews its charter annually. Additional information about the committees is provided on the following pages. Our CEO, Mr. Ali, is not an independent director under NYSE Listing Standards and is therefore not a member of any standing Board committee with an independence requirement. The primary functions, current committee membership and the number of meetings each committee held in 2023 are further described below.

Audit Committee



Shalini Sharp
Chair

Other Members
Alan Ezekowitz, M.D.
Deborah Leone
Cynthia M. Patton

Number of Meetings in 2023	Meeting Attendance in 2023
8	**100%**

Financial Experts on Audit Committee

The Board has determined that each member of the Audit Committee is financially literate and that each of Mss. Leone and Sharp is an "audit committee financial expert" as defined by the SEC and has accounting or related financial management expertise as required by the NYSE Listing Standards.

Overview

The Audit Committee oversees our accounting and financial reporting processes, internal controls and audits, and Organon's risk management process. The Audit Committee also consults with management, the internal auditors, and our independent auditors on, among other items, matters related to the annual audit, the published financial statements, and the accounting principles applied. The Audit Committee has established policies and procedures for the pre-approval of all services provided by our independent auditors (as described on page 86 of this proxy statement).

The Audit Committee's Report is included on page 87 of this proxy statement.

The Primary Functions of this Committee Include:

- Assisting our Board in fulfilling its oversight responsibility relating to: (i) the integrity of our financial statements and financial statement audits; (ii) our and our subsidiaries' accounting and financial reporting processes and system of internal controls over financial reporting and disclosures; (iii) our compliance with legal and regulatory requirements; (iv) the independent public accountants' qualifications and independence; (v) the performance of our internal audit function and our independent public accountants; (vi) our risk management processes; and (vii) preparation of the annual report required by the SEC rules to be included in our annual proxy statement;

- Being directly responsible for the appointment (subject to ratification by our shareholders), compensation, retention and oversight of the work of our independent public accountants (including the resolution of disagreements between management and the independent public accountants regarding financial reporting);

- Evaluating the independent public accountants' qualifications, performance and independence, including a review and evaluation of the lead partner and partner rotation requirements;

- Monitoring our compliance program with respect to legal and regulatory requirements, our code(s) of conduct and our policies on ethical business practices and reporting on these items to the Board;

- Establishing and periodically reviewing policies and procedures for the review, approval, and ratification of related person transactions, as defined in applicable SEC rules and the NYSE Listing Standards, and reviewing and approving, disapproving, or ratifying related person transactions in accordance with these policies and procedures, and overseeing other related person transactions governed by applicable accounting standards;

- Establishing and overseeing procedures for handling (receipt, retention and treatment, on a confidential basis) of complaints of potential misconduct, including: (i) violations of law or our code(s) of conduct; (ii) complaints regarding accounting, internal accounting controls, auditing, and federal securities law matters; and (iii) the confidential, anonymous submission of concerns by employees regarding accounting, internal accounting controls, auditing, and federal securities law matters; and

- Periodically reviewing our enterprise risk assessment policies and processes, including meeting at least annually with our Chief Information Security Officer regarding our information technology and receiving periodic updates regarding our cybersecurity risk management program, and reporting to the Board on the principal risks facing us and the steps being taken to manage and mitigate these risks.

Talent Committee



Carrie S. Cox
Chair

Other Members[1]
Martha E. McGarry
Grace Puma

Number of Meetings in 2023	Meeting Attendance in 2023
5	**100%**

Compensation Committee Interlocks and Insider Participation

There were no Talent Committee interlocks or insider (employee) participation during 2023.

(1) Ma. Fatima de Vera Francisco, who is currently serving as a member of the Talent Committee, is not standing for re-election at this Annual Meeting. Effective as of the Annual Meeting, the Talent Committee will consist of three members, including the Chair.

Overview

The Talent Committee oversees our overall compensation philosophy, policies and programs, and assesses whether the company's compensation philosophy establishes appropriate incentives for management and employees. The Talent Committee also oversees our human capital management, including leadership development, diversity and inclusion, and workplace culture. The details of the processes and procedures involved are described in the CD&A beginning on page 50. The Talent Committee may delegate its duties and responsibilities to one or more subcommittees as it determines appropriate. The independent members of the Board ultimately make the final decisions regarding the CEO's compensation.

The Talent Committee's Report is included on page 65 of this proxy statement.

The Primary Functions of this Committee Include:

- Reviewing and approving corporate goals and objectives relevant to the compensation of the CEO and the other executive officers, evaluating their performance against these goals and objectives, and, based on this evaluation, recommending to the independent directors of the Board the CEO's compensation level and approving the compensation of the other executive officers;

- Overseeing succession planning for positions held by executive officers, and reviewing succession planning and management development at least annually with the Board, including recommendations and evaluations of potential successors to fill these positions;

- Regularly reviewing the form and amount of compensation of directors for service on the Board and its committees and recommending changes in compensation to the Board as appropriate;

- Reviewing and recommending for inclusion executive compensation disclosures made in our annual proxy statement, including the Compensation Discussion and Analysis and the Talent Committee Report;

- Reviewing our strategies and programs for leadership development and for maintaining a talent pipeline for executive roles;

- Reviewing and discussing with management our diversity and inclusion initiatives, objectives, and progress; and

- Reviewing and discussing with management our organizational development activities, including key policies, practices, and trends related to: (i) the recruitment, development, and retention of our personnel; (ii) employee engagement and effectiveness; and (iii) workplace environment and culture.

Environmental, Social and Governance Committee



Robert A. Essner
Chair

Other Members
Carrie S. Cox
Helene Gayle, M.D.
Shelly Lazarus
Philip Ozuah, M.D., Ph.D.

Number of Meetings in 2023	Meeting Attendance in 2023
5	**100%**

Overview

The ESG Committee performs a leadership role in shaping Organon's corporate governance, including by overseeing succession planning for the Board and its committees. The ESG Committee annually reviews the size, structure, and needs of the Board and Board committees, reviews possible candidates for the Board, and recommends director nominees to the Board for approval. The details of the review process and assessment of candidates are described under Criteria for Board Membership and Director Nomination Process beginning on page 19 of this proxy statement.

The Primary Functions of this Committee Include:

- Engaging in succession planning for the Board;

- Identifying individuals to become qualified Board members (consistent with criteria approved by the Board);

- Recommending to the Board director candidates for election at our annual meeting of shareholders;

- Reviewing and recommending changes to the Board of our corporate governance principles;

- Considering and making recommendations to the Board on other matters pertaining to the effectiveness of the Board;

- Periodically reviewing and recommending to the Board the skills, experience, characteristics, and other criteria for identifying and evaluating directors;

- Overseeing the annual evaluation of the Board, its committees, and individual directors;

- Overseeing compliance with the GxP requirements (i.e., regulations and guidelines applicable to life sciences organizations);

- Overseeing our shareholder engagement program and making recommendations to the Board regarding its involvement in shareholder engagement;

- Advising the Board and management on our policies and practices that pertain to our responsibilities as a global corporate citizen, our special obligations as a healthcare company whose products and services affect the health and quality of life around the world, and our commitment to the highest standards of ethics and integrity in all our dealings; and

- Reviewing public policy positions, strategy regarding political engagement, and corporate responsibility initiatives with significant financial or reputational impact, as appropriate, and overseeing and making recommendations to the Board regarding environmental, social, governance, and other sustainability matters and risks relevant to our business.

Our Approach to Environmental, Social, and Governance

At Organon, our vision is to create a better and healthier every day for every woman. Our mission is to deliver impactful medicines and solutions for a healthier every day. We focus on the ESG and sustainability issues that matter most to our business, our stakeholders and women around the world.

In addition to the governance matters discussed within this proxy statement and the foundational elements that we believe are essential to conducting our business in an ethical, compliant, and transparent manner, there are focus areas within our ESG strategy that demonstrate our commitment to being a purpose-driven company[1]:

Expanding Access to Medicines and Healthcare	Innovation in Women's Health	Diversity, Equity, Inclusion, and Belonging	Environmental Stewardship	Deliver on Trust
Working together with our partners, we aim to prevent an estimated 120 million unintended pregnancies by 2030.	**We aim to redefine and harness innovation in women's health by dedicating a majority of our pre-clinical and clinical development activity toward areas that address the unmet health needs of women and girls.** **We will work with partners to expand access to treatment options that improve her health and help secure her promise.**	**We aim to achieve balanced gender representation through all levels of the company globally by 2030, and achieve pay equity.**	**We aim to support the transition to a sustainable economy, with an ambition to achieve net zero green house gas ("GHG") emissions and the integration of water stewardship and circular economy principles into our business models.** **To meet these ambitions, we have set quantitative goals to reduce GHG emissions, water usage and waste in our operations and in our supply chain.**	**We are committed to upholding the highest levels of ethics and integrity throughout our business.** **Our highly capable Board of Directors is one of the most diverse in the healthcare industry. We aspire to maintain the expertise as well as diversity of thought and experience that characterizes our Board today.**

[1] Please refer to the *Forward-Looking Statements* on page 1.

Importance of ESG at Organon

At Organon, we are guided by our purpose — to help women achieve their promise through better health. Our ESG strategy helps to advance this purpose and is embedded into our business strategy. Building a strong, sustainable and resilient company requires that we consider long-term risks and opportunities presented by social, environmental and governance matters. Successfully navigating these challenges helps to mitigate political and reputational risk, drives employee engagement, and enhances our reputation as a responsible partner, all of which help create long-term value for shareholders and other stakeholders. Moreover, by addressing gender-related disparities in health, we are helping to build a more sustainable future for women, families, and society.

ESG Governance at Organon

We have developed practices and policies designed to promote strong Board oversight over the entirety of our ESG program.

Board of Directors The full Board has oversight of Organon's ESG strategy and performance and receives regular updates from management on these topics.	**Audit Committee** engages on specific ESG topics such as cybersecurity, ethics and compliance with all ESG-related regulations.
	ESG Committee advises on policies and practices that pertain to our responsibilities as a global corporate citizen, and our special obligations as a healthcare company whose products and services affect health and quality of life around the world. The ESG Committee also reviews feedback from shareholder engagements on ESG, our ESG reporting and disclosure practices, and the company's performance on priority ESG and sustainability issues, including environmental and product quality matters. As needed, the ESG Committee receives information from third-party consultants and other experts on relevant ESG topics to inform the Committee's thought process and to encourage continuous knowledge-building in support of its ESG oversight role.
Management The entire Executive Leadership Team is responsible for implementing Organon's ESG strategy and is accountable for making progress against the goals and targets that have been set.	**Talent Committee** plays an important governance role on matters related to human capital management including executive compensation, employee engagement and workplace culture, and Organon's diversity, equity, and inclusion programs. As discussed in the CD&A, beginning on page 60 under the heading "Organizational Health Priorities," ESG performance was also embedded into the 2023 Company Scorecard, which impacted annual incentive payouts. The Talent Committee plays a role in the selection and oversight of the specific metrics from the ESG strategy that are included in the Company Scorecard.
	Executive Leadership Team is supported by a cross-functional Public Policy and ESG Council consisting of senior leaders within each function with direct responsibility for key areas of the ESG strategy. The General Counsel and Corporate Secretary reports directly to the CEO, is a member of the Executive Leadership Team and also co-chairs the Public Policy and ESG Council. He has a dedicated team of professionals, including the Heads of Environmental, Sustainability, and Corporate Responsibility and Safety, Health and Environment, which collaborate with internal stakeholders across the company to support progress against our ESG goals and targets and to promote timely and transparent ESG reporting.

Organon's ESG Strategy

In 2021, immediately after the company's spinoff, Organon embarked upon a robust process to develop its ESG strategy. We analyzed leading ESG reporting standards and frameworks including the Sustainability Accounting Standards Board ("SASB"), the Global Reporting Initiative ("GRI"), and the Task Force on Climate-Related Financial Disclosures ("TCFD"), conducted an ESG prioritization assessment, interviewed internal subject-matter experts, engaged our top shareholders, and sought input from a broad base of our employees. The Public Policy and ESG Council, the Executive Leadership Team, and the ESG Committee of the Board were consulted regularly during this process, and each approved the final plan, as did the full Board.

Organon published its first ESG Report in June 2022. The report included extensive disclosures, aligned with SASB and GRI standards, as well as our U.S. Equal Employment Opportunity Commission EEO-1 data for our U.S.-based workforce.

The 2022 ESG Report, our latest report published in June 2023, includes expanded and more detailed disclosures around our progress against our ESG goals and targets as well as our inaugural TCFD index. Furthermore, we submitted our first CDP Climate and Water reports. These enhanced disclosures have resulted in improved scores and rankings by key third-party ESG evaluators, such as ISS, MSCI, and Morningstar Sustainalytics, and we are pleased to have our efforts recognized by the Bloomberg Gender Equality Index and the JUST Capital Rankings.



In March 2023, we launched a three-year initiative called "Her Plan is Her Power." This programming builds on our efforts to help reduce unplanned pregnancies and empower women and girls through a global collaboration with UNFPA, the United Nations sexual and reproductive health agency, that is focused on innovation, education, and advocacy; a global grants program that focuses on providing resources to help women and girls take control of their reproductive health; and new U.S. programming with NGOs to expand access to education, products, and other resources in so-called "contraceptive deserts" around the country and historically Black colleges and universities (HBCUs). These efforts contribute to our ESG goal of preventing 120 million unplanned pregnancies by reaching 100 million women and girls with affordable access to contraceptive options. At the end of 2022, we had reached approximately 47 million women with access to our contraceptive products since the beginning of the initiative.

For more information about Organon's ESG strategy and initiatives, please review our 2022 data published in our 2022 ESG Report, which is available on our website at www.organon.com/about-organon/environmental-social-governance.

Criteria for Board Membership and Director Nomination Process

The ESG Committee is responsible for screening and nominating director candidates to be considered for election by the Board. As part of this process, the ESG Committee considers the composition of the Board at the time, including the depth of experience, balance of professional skills, expertise, and diversity of perspectives represented by its members. The ESG Committee evaluates prospective nominees identified on its own initiative as well as candidates recommended by other Board members, management, shareholders, or search consultants. From time to time, the ESG Committee may also retain a search firm to identify possible candidates who meet the Board's qualifications, to interview and screen such candidates (including conducting reference checks), and to assist in scheduling candidate interviews with Board members.

Individual Experience, Qualifications, Attributes, and Skills

The ESG Committee evaluates the composition of the Board annually to assess whether the skills, experience, characteristics, and other criteria established by the Board are currently represented on the Board as a whole, and in individual directors, and to assess the criteria that may be needed in the future in light of Organon's anticipated needs. The Board should have a balanced membership, with representation of relevant areas of experience, types of expertise, and backgrounds. These include pharmaceutical industry expertise, global management experience, marketing, sales and public relations skills, public company governance expertise, women's health experience, medical expertise, risk management experience, and financial expertise. The ESG Committee uses this input in its planning and director search process.

Each of our current directors initially joined the Board in connection with our spinoff from Merck, and the Class I directors subsequently stood for election at our 2022 annual meeting of shareholders. At the 2023 annual meeting of shareholders, the Class II directors stood for election for a two-year term and were subsequently elected by our shareholders. The Class III Directors are standing for election by shareholders at the 2024 Annual Meeting for a one-year term ending at our 2025 annual meeting of shareholders. Beginning with our 2025 annual meeting of shareholders, all of our directors will be subject to annual election. As noted in the director biographies that follow this section, our directors have experience, qualifications, and skills across a wide range of public and private companies, possessing a broad spectrum of experience both individually and collectively. The following chart highlights the key background, experience, and skills the Board considered for qualification and is not intended to be an exhaustive list of our continuing directors' and director nominees skills or contributions to the Board. These attributes are amply represented by our continuing directors' and director nominees. Our continuing directors and director nominees have developed competencies in these skills through education, direct experience, and oversight responsibilities. Further information on each continuing director's and director nominee's qualifications and relevant experience is provided in the individual biographical descriptions beginning on page 31.

Board Key Skills and Experience

	Ali	Cox	Essner	Ezekowitz	Gayle	Lazarus	Leone	McGarry	Ozuah	Patton	Puma	Sharp
Executive Leadership / CEO Experience	●	●	●	●	●	●	●	●	●	●	●	●
Financial / Accounting	●	●	●	●		●	●	●	●	●	●	●
Global Healthcare	●	●	●	●	●	●		●	●	●		●
Marketing, Sales or Public Relations	●	●	●			●			●			
Public Policy / Regulatory	●	●	●	●	●	●	●	●	●	●		●
Public Company Board Experience	●	●	●	●	●	●	●	●	●	●	●	●
Global Business Experience	●	●	●	●	●	●	●	●	●	●	●	●
Human Capital Management	●	●	●	●	●	●	●	●	●	●	●	●
Manufacturing/Operational	●	●	●								●	
Mergers & Acquisitions/ Business Development	●	●	●	●		●	●	●	●	●		●
Research & Development/ Scientific Experience	●	●	●	●	●				●			

Skills Categories:

Skill	Description	Relevance to the Company
	Leadership experience for a significant enterprise, resulting in a practical understanding of organizations, processes, strategic development, and risk management. Demonstrated strengths in driving change and long-term growth, developing talent and planning succession.	Experience serving as a CEO or other prominent leader provides unique perspectives to assist the Board to independently oversee the Company's executive leadership team, and increases understanding and appreciation of the various components of international organizations, including strategic planning, improving operations, financial reporting and compliance and risk oversight.
	Significant experience in financial accounting and reporting processes or the financial management of a major organization.	Significant experience and understanding of finance and financial reporting is valuable to promote effective capital allocation, robust controls, and financial oversight.

ORGANON
Here for her health

Skill	Description	Relevance to the Company
	Experience with global complex issues within the healthcare industry.	An understanding of the unique challenges of a global, heavily regulated healthcare company provides useful insight for assessing the Company's strategy, challenges and opportunities.
	Strategic or management experience on a global scale involving the marketing, advertising and branding of products.	Expertise in marketing, advertising and branding at a scale relevant to the Company's global business promotes the Company's ability to operate effectively in a highly competitive industry.
	Experience with public policy and regulation in the healthcare industry or other highly-regulated industries.	Experience with managing governmental and regulatory matters supports the Company's business operations and provides valuable insights for navigating the heavily regulated healthcare industry.
	Experience as a board member of another publicly-traded company or current or former executive officer of a publicly-traded company.	In-depth knowledge of public company reporting and the issues commonly faced by public companies supports our goals of strong Board and management accountability, transparency and long-term shareholder value.
	Extensive leadership experience leading an organization that operates internationally on a broad basis and/or in the geographic regions in which the company operates.	Provides practical insights on the challenges and opportunities the Company may encounter in diverse business environments, economic conditions, and cultures attributable to the Company's global activities.
	Experience with executive recruiting, talent development and retention, and succession planning.	Experience with human capital management responsibilities assists the Board in overseeing succession planning, talent development, attraction and retention, employee engagement and the Company's executive compensation program.
	Experience managing an organization or department responsible for manufacturing operations and/or supply of goods.	In-depth knowledge of global manufacturing operations increases the Board's understanding to help the company maximize supply chain efficiency, distribution footprint and vendor management.
	Significant experience with leading growth and development opportunities through mergers, acquisitions, licensing, and other business combinations.	Significant experience with mergers, acquisitions and other business combinations facilitates the Board's oversight of management's assessment of potential opportunities consistent with the Company's strategic priorities.
	Experience with scientific research and development or relevant experience as a healthcare provider.	Relevant scientific research and development expertise in the healthcare industry provides valuable insight and perspectives for the Company's business and value creation initiatives.

The Board endorses the principle that it should have a balance of skills, experience, and diversity of perspectives appropriate to Organon's current and future global business and strategic initiatives, opportunities, and challenges. The Board recognizes that maintaining a diverse membership with varying backgrounds, skills, expertise, and other differentiating personal characteristics promotes inclusiveness, fosters a breadth of thinking, enhances the Board's deliberations, and contributes to the Board's overall effectiveness to better represent the long-term interests of Organon and its shareholders.

To be considered for membership on the Board, a candidate must also meet the following minimum criteria:

Integrity	Sound Judgment	Availability	Strong Management	Long-Term Growth
Be of proven integrity with a record of substantial achievement in an area of relevance to Organon.	Have demonstrated ability and sound judgment that usually will be based on broad experience.	Be able and willing to devote the required amount of time to Organon's affairs, including attendance at Board meetings, Board committee meetings, and annual shareholder meetings.	Possess a judicious and critical temperament that will enable objective appraisal of management's plans and programs.	Be committed to building sound, long-term company growth.

The ESG Committee, acting on behalf of the Board, is committed to actively identifying and recruiting a broad range of highly qualified candidates in the search process. In evaluating the suitability of potential candidates to the Board, the ESG Committee (or any search firm acting under the direction of the ESG Committee) considers the benefits of diversity, including diversity of thought, viewpoints, experience and educational and professional background, gender, race, age, sexual orientation, and ethnic or national background, among other characteristics.

The ESG Committee and the Board have adopted a Board diversity policy as part of the Principles of Corporate Governance that formalizes Organon's commitment to encouraging a diverse representation of viewpoints, perspectives, and experiences within its Board. The ESG Committee and the Board believe that the Board's current membership — 9 of the 13 members are women and 6 directors are racially or ethnically diverse — and membership following the Annual Meeting — 8 of the 12 members will be women and 5 directors are racially or ethnically diverse — strongly reflects their commitment to diversity. The ESG Committee and the Board assess their overall effectiveness in this regard as part of the annual Board evaluation process.

Board Diversity Matrix (as of April 25, 2024)

	Ali	Cox	Essner	Ezekowitz	Francisco	Gayle	Lazarus	Leone	McGarry	Ozuah	Patton	Puma	Sharp
Gender Identity Male	●		●	●						●			
Female		●			●	●	●	●	●		●	●	●
Demographic Background American Indian or Alaska Native													
Asian					●								●
Black or African American						●				●	●		
Hispanic or Latino												●	
Native Hawaiian or Other Pacific Islander													
White (not Hispanic or Latino)	●	●	●	●			●	●	●				

ORGANON
Here for her health



Gender Diversity of Continuing Directors and Director Nominees

67% ●●●●●●●●● ○○○○○

As a company with a vision of a better and healthier every day for every woman, our Board values gender diversity in its membership. Organon is a leader in Board gender diversity, with women constituting nearly 70% of the Board.

Racial/Ethnic Diversity of Continuing Directors and Director Nominees

42% ●●●●● ○○○○○○○

Organon is committed to racial and ethnic diversity. Our Board is 46% ethnically or racially diverse.

Independence of Continuing Directors and Director Nominees

92% ●●●●●●●●●●● ○

Organon's Principles of Corporate Governance require that a substantial majority of the Board be made up of independent directors. The Board has determined that each of Organon's directors and director nominees, with the exception of our CEO, Kevin Ali, is independent under the NYSE Listing Standards.

Average Age of Continuing Directors and Director Nominees



The average age of our continuing directors and director nominees is 65.3 years, with ages ranging from 49 to 76 years old. The median age is 65 years.

Shareholder Recommendations of Director Candidates

The ESG Committee will consider recommendations for director candidates made by shareholders and will evaluate those individuals using the same criteria applied to other candidates. Shareholder recommendations must be sent to the Office of Corporate Secretary, 30 Hudson Street, Floor 33, Jersey City, New Jersey 07302, and must include detailed background information regarding the recommended candidate that demonstrates how that candidate meets the Board membership criteria. Shareholders may make recommendations at any time within the timeframe specified for shareholder nominations of directors under the advance notice provisions in our Bylaws.

Candidates are evaluated initially based on materials submitted by them or on their behalf. If a proposed or recommended candidate continues to be of interest to the ESG Committee, the ESG Committee obtains additional information through inquiries to various sources and, if warranted, interviews.

Management Succession Planning

The Talent Committee is responsible for oversight of succession planning for certain senior management positions. At least annually, the Talent Committee reviews with the Board succession planning and management development, including recommendations and evaluations of potential successors to fill the CEO and other senior management positions. The succession planning process includes consideration of both ordinary course succession, in the event of planned promotions and retirements, and planning for situations where the CEO or another member of senior management unexpectedly becomes unable to perform the duties of their position.

Board Succession Planning

The Board also considers its own composition and succession plans. In director succession planning, the ESG Committee and the Board will consider, among other things, the needs of the Board and Organon in light of the overall composition of the Board, with a view toward achieving a balance of the skills, experience, and attributes that are essential to the Board's oversight role. In particular, the Board is deliberate in ensuring the Board has the right mix of diverse perspectives, skills, and expertise to address Organon's current and anticipated needs as opportunities and challenges facing it evolve. In addition, the Principles of Corporate Governance provide that non-management directors may not stand for re-election to the Board after they reach the age of 75, unless the Board determines that it is in the best interests of Organon and its shareholders to extend the director's service for an additional period of time. The Board believes this policy promotes regular refreshment of the Board.

Board Continuing Education

Continuing director education is essential for the Board to remain a strategic asset for the Company. Our directors are encouraged to participate in, and are reimbursed for, continuing education programs at external organizations and universities to enhance the skills and knowledge used to perform their duties. Additionally, we offer regular in-house director education sessions covering areas of relevance to our Company, emerging and evolving trends, initiatives and strategies, along with topics that would assist them in discharging their duties. For example, in 2023, the Board received education sessions on topics such as cybersecurity training led by both internal and external experts. Directors also receive frequent updates on recent developments, press coverage, and current events relevant to our strategy and business.

Annual Board, Committee, and Individual Director Evaluations

The Board conducts an annual self-evaluation to assess its performance and the performance of individual directors. The Audit, Talent, and ESG Committees also conduct annual self-evaluations to assess their performance. In the event it is believed an individual director is not making meaningful contributions to the overall effectiveness of the Board, the Chairman of the Board or another Board member should raise the matter with the ESG Committee, which will then seek the views of the other Board members and, if appropriate, make a recommendation to the Board regarding the future role of the director in question.

The ESG Committee is responsible for developing, administering and overseeing processes for conducting evaluations. The most recent evaluations were conducted in December 2023 through January 2024, as follows:



Board Self-Evaluation Process

1 Each director completed a written questionnaire to provide feedback on the effectiveness of the Board, the Board's leadership structure, the Board committees, and the level and quality of the directors' individual contributions, as well as any areas that the director believes warrant heightened focus in the year ahead.

2 Each director was offered the ability to meet with the ESG Committee Chairman who conducted interviews to gather additional suggestions for improving Board effectiveness and to solicit additional feedback on Board operations, composition, and priority agenda topics.

3 Finally, the feedback of the Board, Committee members, and individual directors was compiled and presented to the Board. During discussion led by the Chair of the ESG Committee, directors considered areas of strength and opportunities to enhance the operations of the Board and each of its Committees.

ORGANON
Here for her health

The Board self-evaluation process yielded several recommendations, notably focusing on priority agenda topics for the Board to address in 2024, adjustments to the Board committee structures, and enhancements in Board processes and management succession planning.

Shareholder Engagement and Feedback

Organon regularly communicates with shareholders to better understand their perspectives and has established a shareholder engagement program that is proactive and cross-functional. Throughout the year, our CEO, CFO, members of Investor Relations and the Corporate Secretary Office, as well as other subject-matter experts within Organon, engage with our shareholders to remain well-informed regarding their perspectives on current issues and to address any questions or concerns. These teams serve as liaisons among shareholders, members of senior management, and the Board.

We actively engaged with more than two-thirds of our 50 largest shareholders, representing approximately 60% of our shares outstanding as of December 31, 2023. We also engaged with our shareholders on various topics relating to our Board governance, executive compensation, human rights and product safety. Organon intends to remain engaged with its shareholders through frequent meetings during the year. In these engagements, shareholders expressed continued support for our compensation program and our ESG report published in June 2023, which were responsive to shareholder feedback.

Our shareholder engagement program includes outreach focused on governance and executive compensation at least once a year, as well as our business strategy, risk management, human capital management and ESG matters. We believe it is most productive to discuss governance and compensation issues well in advance of the annual meeting so management and the Board can gather information about investor perspectives and make educated and deliberate decisions that are balanced and appropriate for Organon's diverse shareholder base and in the best interest of Organon. We also regularly seek to take advantage of other engagement opportunities and events.

Key Topics of Engagement During 2023

❯ Business drivers and performance	❯ ESG priorities
❯ Capital allocation priorities	❯ Board composition
❯ Growth strategy	❯ Management compensation

Shareholder Communications with the Board

The Board welcomes input from shareholders and other interested parties and has established a process to receive these communications. Shareholders and other interested parties may communicate directly with the Board, the Chairman of the Board, the non-management or independent directors as a group, or other members of the Board by email at secretaryoffice@organon.com or by writing to the following address:

Board of Directors
c/o Office of Corporate Secretary
Organon & Co.
30 Hudson Street, Floor 33
Jersey City, New Jersey 07302

Upon receipt of such communications, the correspondence will be directed to the appropriate person, including individual directors. A copy of any such written communication may also be forwarded to our legal counsel and a copy of such communication may be retained for a reasonable period of time. You may submit your concern anonymously or confidentially.

In order to manage efficiently the volume of correspondence received, communications will be reviewed by the Office of Corporate Secretary for the purpose of determining whether the contents are appropriate for transmission. The Office of Corporate Secretary will not transmit:

- communications that advocate that Organon engage in illegal activity;

- communications that contain offensive or abusive content;

- communications that have no relevance to the role of the Board or to the business of Organon;

- résumés or other job-related inquiries (outside of the director nomination process); and

- mass mailings, solicitations, and advertisements.

Comments or questions regarding the nomination of directors and other corporate governance matters will be referred to the Chair of the ESG Committee. Comments or questions regarding executive compensation will be referred to the Chair of the Talent Committee.

In addition, the Audit Committee has established procedures for the receipt, retention and treatment, on a confidential basis, of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC reports of ownership and reports of changes in ownership of our equity securities. Based solely on our review of reports filed electronically with the SEC during the fiscal year ended December 31, 2022, including any amendments thereto, our officers, directors and greater than 10% shareholders timely filed all reports required by Section 16(a) of the Exchange Act during the fiscal year ended December 31, 2023, except that the following reports were not filed on a timely basis: (1) a Form 4 relating to an RSU grant on March 31, 2023, with respect to Kirke Weaver and (2) a Form 4 relating to an RSU grant on March 31, 2023, with respect to Vittorio Nisita, in each case due to an administrative error.

Share Ownership Information



We have determined beneficial ownership in accordance with the rules of the SEC. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has sole or shared "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed a beneficial owner of securities as to which she or he has no economic interest. Except as otherwise indicated in the footnotes to the tables below, we believe that the beneficial owners of the common stock listed below, based on the information furnished by such owners, have sole voting power and investment power with respect to such shares, subject to applicable community property laws.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock as to which the person has the right to acquire beneficial ownership within 60 days of April 8, 2024, including shares of our common stock underlying RSUs and PSUs that are currently releasable or releasable within 60 days of April 8, 2024. We did not deem these shares outstanding for purposes of computing the percentage ownership for any other person.

Share Ownership of Directors and Officers

The table below reflects the number of shares of Organon common stock beneficially owned by (i) each of our executive officers named in the Summary Compensation Table; (ii) each of our directors and director nominees; and (iii) all directors and executive officers as a group. As of April 8, 2024, 257,172,661 shares of Organon common stock were issued and outstanding. Unless otherwise noted, the information is stated as of April 8, 2024, and the beneficial owners exercise sole voting and/or investment power over their shares.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Organon & Co., 30 Hudson Street, Floor 33, Jersey City, New Jersey 07302. The information provided in the table is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

Name	Shares Beneficially Owned	Stock Awards Currently Exercisable or Vesting Within 60 Days	Percent of Class
Named Executive Officers			
Kevin Ali	125,343	1,207,896	*
Matthew Walsh	84,109	292,634	*
Susanne Fiedler	47,264	382,232	*
Joseph Morrissey	38,802	429,815	*
Kirke Weaver	28,628	116,348	*
Sandra Milligan, M.D. [1]	43,642	416,806	*
Directors (other than Mr. Ali)			
Carrie S. Cox		37,421	*
Robert Essner		26,816	*
Alan Ezekowitz, M.D.		26,816	*
Ma. Fatima de Vera Francisco [2]	3,000	26,816	*
Helene Gayle, M.D.		26,816	*
Shelly Lazarus	633[3]	26,816	*
Deborah Leone	10	26,816	*
Martha E. McGarry		26,816	*
Phillip Ozuah, M.D., Ph.D.		26,816	*
Cynthia M. Patton		26,816	*
Grace Puma	5[4]	26,816	*
Shalini Sharp	2	27,145	*
All directors and executive officers as a group (22 persons) [1]	442,795	3,203,264	1.40% [5]

* None of the holdings represents holdings of more than 1% of Organon's outstanding common stock.

(1) Dr. Milligan departed Organon on January 5, 2024. Her holdings are as of her departure date, except that they include 11,203 shares of Organon common stock distributed to her on February 28, 2024, following the vesting of 19,828 RSUs on December 31, 2023, less 8,624 shares sold to satisfy tax withholdings, and 11,780 RSUs which vested on March 31, 2024, less 5,124 shares sold to satisfy tax withholdings. Equity compensation vesting after her departure date was pro-rated to the departure date. Her holdings are not included with the beneficial ownership of our directors and executive officers as a group, which is as of April 8, 2024. See "Departure of NEO" in the Potential Payments Upon Termination or Change in Control section below for additional information regarding her departure.

(2) Ma. Fatima de Vera Francisco is not standing for re-election at this Annual Meeting.

(3) Includes shares of common stock in which the beneficial owners share voting and/or investment power as follows: 175 shares held by Ms. Lazarus' spouse.

(4) Includes shares of common stock in which the beneficial owners share voting and/or investment power as follows: 5 shares held by a family member of Ms. Puma.

(5) Includes 3,203,264 shares of common stock for unexercised options, unvested restricted stock units and phantom stock awards (as if issued) in the total for issued and outstanding common stock.



Greater than 5% Shareholders

The table below reflects the number of shares beneficially owned by persons or entities known to us to own more than 5% of the outstanding shares of Organon common stock as of the below-referenced filing of the Schedule 13G or amendment thereto.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
BlackRock, Inc. 50 Hudson Yards, New York, NY 10001	33,523,293[1]	13.1%
The Vanguard Group 100 Vanguard Blvd., Malvern, PA 19355	30,596,708[2]	11.97%

(1) Based on Amendment No. 3 to Schedule 13G (the "BlackRock filing") filed with the SEC on January 23, 2024 with respect to Organon common stock. According to the BlackRock filing, of the 33,523,293 shares of Organon common stock beneficially owned by BlackRock, Inc. ("BlackRock"), as of December 31, 2023, BlackRock had the sole power to vote 32,751,274 shares and sole power to dispose 33,523,293 shares.

(2) Based on Amendment No. 3 to Schedule 13G (the "Vanguard filing") filed with the SEC on February 13, 2024 with respect to Organon common stock. According to the Vanguard filing, of the 30,596,708 shares of Organon common stock beneficially owned by The Vanguard Group ("Vanguard"), as of December 29, 2023, Vanguard had the shared power to vote 193,134 shares, sole power to dispose 30,137,443 shares, and shared power to dispose 459,265 shares.

Proposal 1 Election of Directors

Organon's Amended and Restated Certificate of Incorporation provides that, until the annual meeting of shareholders in 2025, our Board will be divided into three classes, with each class consisting, as nearly as may be possible, of one-third of the total number of directors. The directors designated as Class III directors have terms expiring at the 2024 Annual Meeting of Shareholders and are standing for re-election for a one-year term ending at the 2025 annual meeting of shareholders. Each member of our Board initially became a director of Organon in connection with the spinoff, and was each chosen through a deliberate and thoughtful process over many months, based on extensive consideration of the needs of the new company and aided by a professional search firm with spinoff experience. Each of the Class I and Class II directors subsequently stood for election at our 2022 and 2023 annual shareholders' meetings, respectively. Beginning at the 2025 annual meeting of Organon's shareholders, each of our directors will stand for election each year for a one-year term, and our Board will no longer be divided into three classes.

Nominees for Director

The Board has nominated Kevin Ali, Martha E. McGarry, Philip Ozuah, M.D., Ph.D., and Shalini Sharp for election as Class III director nominees. Ma. Fatima de Vera Francisco, who is currently serving as a Class III director, is not being nominated for re-election at this Annual Meeting, and, as such, she is not standing for re-election at this Annual Meeting. Her term will expire at this Annual Meeting, at which time the size of the Board will be automatically reduced to twelve directors. The Board thanks Ms. Francisco for her insight and expertise during her service on the Board. Each of these director nominees meets the Board's criteria for membership and was recommended by the ESG Committee for election by shareholders at the 2024 Annual Meeting. All of the nominees hold, or have held, senior leadership positions in large, complex organizations, including multinational corporations. In these positions, our nominees have demonstrated their leadership, intellect, and analytical skills and gained deep experience in core disciplines significant to their oversight responsibilities at Organon. Their varied roles and experiences reflect a diversity of perspectives, skills, and expertise to address Organon's current and anticipated needs as its opportunities and challenges evolve.

As further described in the Principles of Corporate Governance, the company's policy regarding the number of public company boards on which directors may serve provides that, ordinarily, directors may generally not serve on the boards of more than four public companies, including the company's Board, with consideration given to public company leadership roles and other outside commitments. Directors who are chief executive officers of public companies may not serve on the boards of more than two public companies, including the company's Board. Each nominee is compliant with the company's policy regarding the number of public company boards on which directors may serve. The ESG Committee has also considered each nominee's ability and willingness to devote the required amount of time to Organon's affairs. If elected, each nominee will serve until the 2025 annual meeting of Organon's shareholders or until a successor has been duly elected and qualified.

Any director nominee who does not receive a majority of the votes cast with respect to his or her election must tender his or her resignation to the ESG Committee promptly following certification of the shareholder vote for consideration by the ESG Committee and the Board. If the ESG Committee recommends the Board accept the tendered resignation offer, the ESG Committee will also recommend to the Board whether to fill the vacancy resulting from the resignation or to reduce the size of the Board. The Board will act on the recommendation of the ESG Committee no later than 90 days following certification of the shareholder vote for the Annual Meeting. If any nominee becomes unavailable for election (which we do not expect), votes will be cast for such substitute nominee or nominees as may be designated by the Board, unless the Board reduces the size of the Board.

There are no family relationships among Organon's executive officers and directors.

We provide below biographical information for each director nominee, including key experience, qualifications, and skills such director nominee contributes to the Board in light of our current needs and business priorities.

 **THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ELECTION OF EACH OF THE CLASS III DIRECTOR NOMINEES.**

2024 Nominees for Class III Directors



Kevin Ali
Management

Age: 63

Director Since: 2021

Committees: None

Key Skills:



Experience

Since 2021, Mr. Ali has served as the CEO of Organon, with the vision of creating a better and healthier every day for every woman around the world. Mr. Ali has more than three decades of healthcare and commercialization experience from Merck, where he held a number of leadership roles, including President of Merck's global enterprise portfolio strategy initiative from 2019 to 2021. This work led to the formation of Organon, with Mr. Ali being instrumental in this new company's design and the selection and placement of its senior leadership team. Prior to that, he was President of Merck's international business from 2017 to 2019, responsible for commercial markets outside the U.S., which accounted for 96% of the world's population and over half of Merck's pharmaceutical revenues. Under Mr. Ali's leadership, the business was a significant driver of Merck's growth. Previously, Mr. Ali served as President of the Emerging Markets region where he transformed Merck's performance in many countries for sustained growth and strength. Earlier in his career at Merck, Mr. Ali was the Managing Director of Germany and Turkey and also led key therapeutic franchises. Mr. Ali received an M.B.A. from Santa Clara University and a bachelor's degree from the University of California, Berkeley. Mr. Ali brings to the Board significant pharmaceutical and commercial experience and extensive knowledge of the industry's customers as well as Organon's core portfolio areas and global operations.

Career Highlights

Organon & Co.

- CEO (2021-present)

Merck & Co., Inc., a multinational pharmaceutical company

- President, Global Enterprise Portfolio Strategy (2019-2021)
- President, Merck Sharp & Dohme Corp. ("MSD") International (2017-2019)
- President, Emerging Markets (2010-2017)
- Senior Vice President and General Manager, Bone, Respiratory, Immunology and Dermatology franchise (2009-2011)
- Senior Vice President and Managing Director of MSD in Germany (2005-2010)
- Managing Director of MSD in Turkey (2003-2005)

Other Public Directorships

Current

- None

Former

- None



Martha E. McGarry
Independent

Age: 72

Director Since: 2021

Committees: Talent

Key Skills:



Experience

Ms. McGarry is a partner at Mayer Brown LLP, an international law firm she joined in August 2021 as Co-Head of Mergers & Acquisitions. Previously, she was a partner at Skadden, Arps, Slate, Meagher & Flom LLP, also an international law firm, since 1985 after joining the firm in 1977. Her practice focuses on mergers and acquisitions, shareholder activism and corporate governance. She serves on the board of The Morgan Library & Museum. Ms. McGarry is a graduate of Middlebury College and received her J.D. from Fordham University. Ms. McGarry brings to the Board extensive experience in mergers and acquisitions and supporting growth companies in their business development efforts.

Career Highlights

Mayer Brown LLP, an international law firm

• Partner and Co-Head of M&A (2021-present)

Skadden, Arps, Slate, Meagher & Flom LLP, an international law firm

• Partner (1985-2021)

Other Public Directorships

Current

• None

Former

• None

ORGANON
Here for her health



Philip Ozuah, M.D., Ph.D.
Independent

Age: 61

Director Since: 2021

Committees: ESG

Key Skills:



Experience

Dr. Ozuah is the President and Chief Executive Officer of Montefiore Medicine, the umbrella organization for the Montefiore Health System and Albert Einstein College of Medicine, having previously served as the President from 2018 to 2019 and Executive Vice President and Chief Operating Officer from 2012 to 2018 of Montefiore Health System. Between 2005 and 2014, Dr. Ozuah was Chairman of the Department of Pediatrics and has been a Professor in the Departments of Pediatrics and Epidemiology and Population Health since 1992 at Albert Einstein College of Medicine. He currently serves on the board of directors of The Cigna Group. Dr. Ozuah received his M.D. from the University of Ibadan, Nigeria, his master's degree from the University of Southern California, and his Ph.D. from the University of Nebraska. He completed his Pediatric Internship and Residency at Albert Einstein College of Medicine and Montefiore, and his Post-Doctoral Fellowship in Medical Education at the University of Southern California School of Medicine. Dr. Ozuah is on the board of Montefiore Hospital, as well as the NYC Police Foundation and Federal Law Enforcement Foundation. Dr. Ozuah brings to the Board his leadership, medical and healthcare experience and health system delivery expertise.

Career Highlights

Montefiore Medicine, the umbrella organization for the Montefiore Health System and Albert Einstein College of Medicine

- President and Chief Executive Officer (2019-present)
- President, Montefiore Health System (2018-2019)
- Executive Vice President and Chief Operating Officer, Montefiore Health System (2012-2018)

Albert Einstein College of Medicine, a private medical university

- Professor, Departments of Pediatrics and Epidemiology and Population Health (1992-present)
- Chairman of the Department of Pediatrics (2005-2014)

Other Public Directorships

Current

- The Cigna Group (2023-present)

Former

- None



Shalini Sharp
Independent

Age: 49

Director Since: 2021

Committees: Audit (Chair)

Key Skills:



Experience

Ms. Sharp served as the Executive Vice President and Chief Financial Officer of Ultragenyx Pharmaceutical Inc., a biopharmaceutical company focused on the development and commercialization of therapies for rare genetic diseases, between 2012 and 2020. Prior to joining Ultragenyx, between 2006 and 2012, Ms. Sharp served as the Chief Financial Officer of Agenus Inc., a biotechnology company focused on cancer immunotherapies, where between 2003 and 2006 she served in various finance, corporate development and corporate strategy roles. Ms. Sharp currently serves as a director of Neurocrine Biosciences, Inc. She previously served as a director of Mirati Therapeutics from 2021 until its acquisition by Bristol Myers Squibb in January 2024, Sutro Biopharma, Inc. between 2018 and 2023, then-Panacea Acquisition Corporation between 2020 and February 2021, Precision Biosciences, Inc. between 2018 and 2022, Array BioPharma Inc. between 2017 and 2019 and Agenus Inc. between 2012 and 2018. Ms. Sharp previously served in strategic planning and as chief of staff to the chairman of the board of directors of Elan Pharmaceuticals during the company's restructuring, and as a management consultant at McKinsey & Company and an investment banker at Goldman Sachs, specializing in healthcare at both companies. Ms. Sharp received her M.B.A. and undergraduate degrees from Harvard University. Ms. Sharp brings to the Board her experience in both managing and leading firms in the biopharmaceutical industry and deep financial expertise.

Career Highlights

Ultragenyx Pharmaceutical Inc., a biopharmaceutical company focused on therapies for rare genetic diseases

- Executive Vice President and Chief Financial Officer (2012-2020)

Agenus Inc., a biotechnology company focused on cancer immunotherapies

- Chief Financial Officer (2006-2012)

Other Public Directorships

Current

- Neurocrine Biosciences, Inc. (2020-present)

Former

- Mirati Therapeutics Inc. (2021-2024)
- Sutro Biopharma, Inc. (2018-2023)
- TB Alliance (2015-2022)
- Array BioPharma Inc. (2017-2019)
- Panacea Acquisition Corporation (2020-2021)
- Precision Biosciences, Inc. (2018-2022)

Continuing Class I Directors Whose Terms Will Expire in 2025



Robert Essner
Independent

Age: 76

Director Since: 2021

Committees: ESG (Chair)

Key Skills:



Experience

Mr. Essner is the former Chairman, Chief Executive Officer and President of Wyeth Pharmaceuticals, Inc., a global pharmaceuticals company, which is now part of Pfizer Inc. Specifically, he served as Wyeth's Chairman between 2003 and his retirement from Wyeth in 2008, as its Chief Executive Officer between 2001 and 2007, its President between 2000 and 2006, its Chief Operating Officer between 2000 and 2001 and its Executive Vice President between 1997 and 2000. Prior to Wyeth, Mr. Essner spent more than a decade in various senior management positions at Sandoz Pharmaceuticals Corporation, in addition to serving as a Senior Advisor of Global Healthcare for The Carlyle Group Inc., a private equity, alternative asset management and financial services corporation, between 2009 and 2019. He also serves as an Executive in Residence and Adjunct Professor of Business at Columbia Business School, where he teaches courses in healthcare management, and previously served as a director of Amicus Therapeutics Inc. Mr. Essner is a graduate of Miami University and received his master's degree from the University of Chicago. Mr. Essner brings to the Board extensive industry leadership experience in the pharmaceutical industry.

Career Highlights

Wyeth Pharmaceuticals, Inc., a global pharmaceuticals company

- Chairman (2003-2008)
- Chief Executive Officer (2001-2007)
- President (2000-2006)
- Chief Operating Officer (2000-2001)
- Executive Vice President (1997-2000)

The Carlyle Group Inc., a private equity, alternative asset management and financial services corporation

- Senior Advisor of Global Healthcare (2009-2019)

Other Public Directorships

Current

- None

Former

- Amicus Therapeutics Inc. (2012-2022)



Rochelle ("Shelly") B. Lazarus
Independent

Age: 76

Director Since: 2021

Committees: ESG

Key Skills:



Experience

Ms. Lazarus has served as Chairman Emeritus of Ogilvy & Mather, a global advertising and marketing communication company, since 2012. Prior to that, she served as Chairman of Ogilvy & Mather between 2008 and 2012 and as its Chairman and Chief Executive Officer between 1996 and 2008. Prior to becoming its Chief Executive Officer and Chairman, she also served as the President of Ogilvy & Mather Direct North America, Ogilvy & Mather New York, and Ogilvy & Mather North America. She is currently on the board of directors of Blackstone, Inc. and Rockefeller Capital Management. She previously served on the board of directors of General Electric Company between 2000 and 2018 and Merck between 2004 and 2020. Ms. Lazarus is a vice chair and trustee of the New York Presbyterian Hospital, a member of the board of overseers of Columbia Business School, as well as several other charitable and civic organizations. Ms. Lazarus is a graduate of Smith College and received her M.B.A. from Columbia University. Ms. Lazarus brings to the Board her strong background in reputation management and consumer insight.

Career Highlights

Ogilvy & Mather, a global advertising and marketing communication company

- Chairman Emeritus (2012-present)
- Chairman (2008-2012)
- Chairman and Chief Executive Officer (1996-2008)

Other Public Directorships

Current

- Blackstone, Inc. (2013-present)
- Rockefeller Capital Management (2019-present)

Former

- General Electric Company (2000-2018)
- Merck & Co., Inc. (2004-2020)



Cynthia M. Patton
Independent

Age: 62

Director Since: 2021

Committees: Audit

Key Skills:



Experience

Since 2023, Ms. Patton has served as the General Counsel and Corporate Secretary at Tessera Therapeutics, a biotechnology company. Previously, Ms. Patton served as the General Counsel and Secretary at Verily Life Sciences, Alphabet Inc.'s healthtech subsidiary devoted to the study of life sciences between 2020 and 2023. Prior to Verily, between 2005 and 2020, Ms. Patton held positions of increasing responsibility at Amgen Inc., a global biopharmaceutical company, including serving as Senior Vice President, Chief Compliance Officer between 2012 and 2020. While at Amgen, she also served as the chair of the Amgen Foundation. Prior to Amgen, she served as the General Counsel of SCAN Health Plan, a California Health Medicare Advantage Plan. Ms. Patton serves on the board of directors of the Martin Luther King, Jr. Community Hospital in Los Angeles, a private, nonprofit, safety-net hospital serving South Los Angeles, the Los Angeles Music Center, and the Ethics and Compliance Initiative. She also serves on the board of trustees of Vassar College and the Program on Corporate Compliance and Enforcement at NYU Law School. Ms. Patton is a graduate of Vassar College and received her J.D. from George Washington University School of Law. Ms. Patton brings to the Board her experience in life sciences and knowledge of data analytics.

Career Highlights

Tessera Therapeutics, a biotechnology company

• General Counsel and Corporate Secretary (2023-present)

Verily Life Sciences, Alphabet Inc.'s healthtech subsidiary research organization devoted to the study of life sciences

• General Counsel and Secretary (2020-2023)

Amgen Inc., a global biopharmaceutical company

• Senior Vice President, Chief Compliance Officer (2012-2020)

Other Public Directorships

Current

• None

Former

• None



Grace Puma
Independent

Age: 61

Director Since: 2021

Committees: Talent

Key Skills:



Experience

Ms. Puma served as the Executive Vice President, Chief Operations Officer at PepsiCo, Inc., a multinational food, snack and beverage corporation, between 2017 and 2022. Previously, Ms. Puma served as the Senior Vice President, Chief Supply Officer at PepsiCo between 2015 and 2017 and as the Senior Vice President and Global Chief Procurement Officer between 2010 and 2015. Prior to PepsiCo, Ms. Puma served as the Senior Vice President, Global Chief Procurement Officer at United Airlines Holdings, Inc. between 2007 and 2010. Before then, Ms. Puma was in positions of increasing responsibility at then-Kraft Foods, Inc. between 1999 and 2007 and then-Motorola, Inc. between 1995 and 1999. Ms. Puma serves as a member of the Board of Directors of Target Corporation. Ms. Puma served as a director of Williams-Sonoma, Inc. between 2017 and 2020 and as a director of Marietta Corporation between 2010 and 2015. Ms. Puma is a graduate of Illinois Benedictine University. Ms. Puma brings to the Board her operational, global procurement and supply chain knowledge and experiences.

Career Highlights

PepsiCo, Inc., a multinational food, snack and beverage corporation

- Executive Vice President, Chief Operations Officer (2017-2022)
- Senior Vice President, Chief Supply Officer (2015-2017)
- Senior Vice President, Global Chief Procurement Officer (2010-2015)

United Airlines Holdings, Inc., a publicly-traded airline holding company

- Senior Vice President, Global Chief Procurement Officer (2007-2010)

Other Public Directorships

Current

- Target Corporation (2022-present)

Former

- Williams-Sonoma, Inc. (2017-2020)

Continuing Class II Directors Whose Terms Will Expire in 2025



Carrie S. Cox
Independent

Age: 66

Director Since: 2021

Committees: Talent (Chair) and ESG

Key Skills:



Experience

Ms. Cox serves as Chairman of Organon's Board. Ms. Cox served as the Chief Executive Officer of Humacyte, Inc., a then privately-held regenerative medicine company, between 2010 and 2018; in addition, she served as Chairman of the company's board between 2013 and 2019, and she remained a member of its board until 2021, prior to its public offering. Ms. Cox served as Executive Vice President of Schering-Plough Corporation and President of Schering-Plough's global pharmaceutical business between 2003 and 2009, when Schering-Plough merged with Merck. Prior to joining Schering-Plough, Ms. Cox served as President of Pharmacia Corporation's global pharmaceutical business from 1997 until its merger with Pfizer Inc. in 2003. She also currently serves as Chairman of the boards of directors of Cartesian Therapeutics, Inc. and Solventum Corporation, and as a director of Texas Instruments Inc. She served as chairman of the boards of directors of Selecta Biosciences, Inc. (from 2019 until its merger with Cartesian Therapeutics, Inc. in 2023) and Array BioPharma Inc. (from 2018 until its acquisition by Pfizer Inc. in 2019). She also served on the board of directors of Celgene Corporation from 2009 until its acquisition by Bristol-Myers Squibb Company in 2019, on the board of directors of electroCore, Inc. between 2018 and 2020, and as Chairman of the board of directors of Cardinal Health Inc. between 2009 and 2023. Ms. Cox is a graduate of the Massachusetts College of Pharmacy. Ms. Cox brings to the Board her prior management experience as an executive of a large pharmaceutical company, as well as extensive leadership and corporate governance experience with other large and small biopharma companies.

Career Highlights

Humacyte, Inc., then a privately-held regenerative medicine company

- Chief Executive Officer (2010-2018)
- Chairman (2013-2019)

Schering-Plough, a global pharmaceutical company

- Executive Vice President (2003-2009)
- President, global pharmaceutical business (2003-2009)

Pharmacia Corporation, a global pharmaceutical and biotechnological company

- President, global pharmaceutical business (1997-2003)

Other Public Directorships
Current

- Texas Instruments Inc. (2004-present)
- Cartesian Therapeutics, Inc. (Chairman) (2023-present)
- Solventum Corporation (Chairman) (2024-present)

Former

- Array BioPharma Inc. (2018-2019)
- Celgene Corp. (2009-2019)
- electroCore, Inc. (2018-2020)
- Cardinal Health Inc. (2009-2023)
- Selecta Biosciences, Inc. (Chairman) (2019-2023)



Alan Ezekowitz, M.D., D.Phil.
Independent

Age: 70

Director Since: 2021

Committees: Audit

Key Skills:



Experience

Dr. Ezekowitz has been an Advisory Partner at Third Rock Ventures, LLC, a healthcare venture firm, since 2019, and has served as Entrepreneur in Residence at Cardinal Partners, a venture capital firm, since 2011. He also serves as an advisor to Fidelity's Select Biotechnology Portfolio and as a consultant to H. Lundbeck A/S. Dr. Ezekowitz served as the President and Chief Executive Officer of Abide Therapeutics, Inc., a biopharmaceutical company that he co-founded, between 2011 and 2019, when Abide was acquired by H. Lundbeck A/S. Prior to co-founding Abide, he was a Senior Vice President at Merck Research Laboratories from 2006 to 2011 responsible for the Bone, Respiratory, Immunology, Inflammation, Endocrine and Dermatology franchises. Prior to joining Merck, Dr. Ezekowitz was the Chief of Pediatric Services at Partners Healthcare System, Inc. between 1999 and 2006 and at the Massachusetts General Hospital between 1995 and 2006. He served on the board of directors of Partners Healthcare System, Inc. between 2000 and 2006, and he was the Charles Wilder Professor of Pediatrics at the Harvard Medical School and Head of the Laboratory of Developmental Immunology between 1995 and 2006. He currently serves on the board of directors of Fulcrum Therapeutics, Inc. In 1998, the R. Alan Ezekowitz Professorship in Pediatrics at the Harvard Medical School was established. Dr. Ezekowitz received his medical training at the University of Cape Town in South Africa and received a Doctor of Philosophy degree from Oxford University. Dr. Ezekowitz brings to the Board scientific and leadership experience in the life sciences industry.

Career Highlights

Abide Therapeutics, Inc., a biopharmaceutical company

- President and Chief Executive Officer (2011-2019)

Merck Research Laboratories, Merck's research and development division

- Senior Vice President (2006-2011)

Harvard Medical School, a private medical university

- Charles Wilder Professor of Pediatrics (1995-2006)
- Head of the Laboratory of Developmental Immunology (1995-2006)

Massachusetts General Hospital and Partners Healthcare System, Inc.

- Chief of Pediatric Services (1999-2006)

Other Public Directorships

Current

- Fulcrum Therapeutics, Inc. (2016-present)

Former

- None



Helene Gayle, M.D.
Independent

Age: 68

Director Since: 2021

Committees: ESG

Key Skills:



Experience

Dr. Gayle, an expert on global development, humanitarian, and health issues, is currently the President of Spelman College in Atlanta, Georgia, the leader in education of women of African descent. Dr. Gayle's career spans almost forty years dedicated to eradicating inequities in health and wealth. Most recently, she served as the president and CEO of the Chicago Community Trust (2017-2022), an over 100-year-old community foundation currently focused on closing the racial and ethnic wealth gap in the Chicago region. Dr. Gayle formerly served as the Chief Executive Officer of the McKinsey Social Initiative (2015-2017), a nonprofit organization that implements programs that bring together varied stakeholders to address complex global social challenges, and, for almost a decade (2006-2015) served as President and Chief Executive Officer of the Cooperative for Assistance and Relief Everywhere (CARE), an international humanitarian and global development organization. From 2001 to 2006, she was an executive in the Global Health program at the Bill & Melinda Gates Foundation. Dr. Gayle began her career in public health at the U.S. Centers for Disease Control in 1984 and held positions of increasing responsibility over her 20-year tenure there, ultimately becoming the director of the National Center for HIV, STD and TB Prevention and achieving the rank of Assistant Surgeon General and Rear Admiral in the United States Public Health Service. In addition to her public health and economic development experience, Dr. Gayle has significant public company governance experience. Dr. Gayle serves on non-profit boards, including New America, the ONE Campaign, the Center for Strategic and International Studies and the Brookings Institution. She is a member of the Council on Foreign Relations, the National Academy of Medicine, The American Academy of Arts and Sciences and the American Public Health Association. She currently serves as a director of The Coca-Cola Company and Palo Alto Networks Inc. From 2010 through 2021, Dr. Gayle served as a director of Colgate Palmolive Company, and from 2020 through 2022, Dr. Gayle served as a director of GoHealth, Inc. Dr. Gayle is a graduate of the Barnard College of Columbia University and received her M.D. from the University of Pennsylvania and a master's degree from The Johns Hopkins University. Dr. Gayle brings to the Board her immense knowledge of the healthcare industry, government and extensive board experience, as well as many years of leadership experience.

Career Highlights

Spelman College, a leader in education of women of African descent

- President (2022-present)

Chicago Community Trust, an organization dedicated to addressing the region's racial and ethnic disparities

- President and Chief Executive Officer (2017-2022)

McKinsey Social Initiative, a non-profit organization that implements programs that bring together varied stakeholders to address complex global social challenges

- Chief Executive Officer (2015-2017)

Cooperative for Assistance and Relief Everywhere (CARE), an international humanitarian and global development organization

- President and Chief Executive Officer (2006-2015)

Other Public Directorships
Current

- The Coca-Cola Company (2013-present)
- Palo Alto Networks Inc. (2021-present)

Former

- GoHealth, Inc. (2020-2022)
- Colgate Palmolive Company (2010-2021)



Deborah Leone
Independent

Age: 59

Director Since: 2021

Committees: Audit

Key Skills:



Experience

Ms. Leone is a financial expert and retired partner of the Goldman Sachs Group, Inc., a multinational investment bank and financial services company, which she joined in 1989 and where she became partner in 2008. She also served as the Chief Operating Officer for its Investment Management Division ("IMD") between 2017 and 2019. Prior to that, she served as the Global Director of Internal Audit between 2011 and 2017 and as the Global Controller for IMD between 2008 and 2011. Ms. Leone currently serves on the board of directors of Corebridge Financial, Inc. She also serves as a director of Goldman Sachs Bank USA, the Goldman Sachs Philanthropy Fund, Ayco Charitable Foundation and the Board of Trustees of Syracuse University, where she serves on the Executive Committee and Audit Committee. She is a graduate of Syracuse University and received her M.B.A. from Syracuse University as well. Ms. Leone brings to the Board strategic thinking, regulatory experience, and deep financial and operational expertise.

Career Highlights

Goldman Sachs Group, Inc., a multinational investment bank and financial services company

- Director, Goldman Sachs Philanthropy Fund (2020-present)
- Director, Goldman Sachs Bank USA (2017-present)
- Partner (2008-2019)
- Chief Operating Officer, Investment Management Division (2017-2019)
- Global Director of Internal Audit (2011-2017)
- Global Controller for IMD (2008-2011)

Other Public Directorships

Current

- Corebridge Financial Inc. (2024-present)

Former

- None

ORGANON
Here for her health

Director Compensation

We use a combination of cash and stock-based incentive compensation to attract and retain independent, qualified candidates to serve on the Board. The Board makes all director compensation determinations after considering the recommendations of the Talent Committee. The Talent Committee engages Korn Ferry, our independent compensation consultant (as described below on page 54), to perform regular periodic reviews of our director compensation program, which includes an analysis of market trends and best practices as well as comparisons against our Compensation Peer Group (as described below on page 54). No changes were made to our 2023 program compared to 2022 design and pay levels. Further, in December 2023, in consultation with Korn Ferry, the Talent Committee reviewed our director compensation program and again determined not to recommend any changes to our director compensation program for 2024.

The 2023 director compensation program is set forth below.

			Additional Retainers for Committee Leadership			Additional Retainer for Committee Membership
Annual Retainer Components	**Non-Employee Directors**	**Independent Chairman of the Board Retainer**	**Audit Committee Chair Retainer[3]**	**ESG Committee Chair Retainer**	**Talent Committee Chair Retainer[4]**	**Audit Committee Member Retainer**
Annual Cash Retainer[1]	$120,000	$250,000	$25,000	$15,000	$20,000	$10,000
Annual Equity Retainer[2]	$200,000	—	—	—	—	—

Elements of 2023 Director Compensation Program

(1) Annual cash retainers are payable in quarterly installments to each director. The Independent Chairman of the Board cash retainer includes the Non-Employee Director cash retainer fee of $120,000.

(2) The Annual equity retainer is delivered in the form of fully vested deferred stock units under the Organon Non-Employee Director Savings Plan (the "Directors' Deferral Plan").

(3) The Audit Committee Chair retainer includes the Audit Committee Member retainer fee in the amount of $10,000.

(4) Ms. Cox does not receive an additional retainer for her services as Talent Committee Chair due to her status as Chairman of the Board.

Directors' Deferral Plan

Mandatory Annual Equity Retainer Deferral

Under the Directors' Deferral Plan, upon election (or re-election) at the annual meeting of shareholders, each director will receive a credit valued at $200,000 in the form of deferred stock units denominated in Organon common stock to the director's account under the Directors' Deferral Plan. Directors who join the Board after that date are credited with a pro-rata portion of such amount. Any dividends paid on shares of Organon common stock are credited in the form of additional deferred stock units. No earlier than six months following his or her termination of service as a director, a director may elect to have his or her account credited with gains and losses based on the mutual funds available for investment under the Organon U.S. Savings Plan (the "Organon U.S. 401(k) plan") rather than gains and losses based on Organon common stock.

Directors may specify the timing of the payment of their accounts under the Directors' Deferral Plan by choosing either a specified payment date (up to 15 years following separation from service) or electing payment upon separation from service, and in either case may elect to receive their accounts in a lump sum or in annual installments over a period of up to 15 years. With respect to each year's contributions and imputed earnings, the participant may make a separate distribution election. All distributions from the Directors' Deferral Plan are payable in cash.

Director Stock Ownership Guidelines

In order to align the interests of directors with the long-term interests of Organon's shareholders, the Board has adopted stock ownership guidelines. Upon joining the Board, each director must own at least one share of stock, with a target common stock ownership level equal to five times the annual cash retainer to be achieved by each director within five years of joining the Board or as soon thereafter as practicable. Deferred stock units held under the Directors' Deferral Plan (as defined above) are counted towards satisfaction of the target ownership goal.

2023 Director Compensation Table

The table below summarizes the annual compensation for our non-employee directors for the fiscal year ended December 31, 2023. Mr. Ali did not receive any additional compensation for his service as a director in 2023.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Carrie S. Cox	250,000	200,000	450,000
Robert Essner	135,000	200,000	335,000
Alan Ezekowitz, M.D.	130,000	200,000	330,000
Ma. Fatima de Vera Francisco[2]	120,000	200,000	320,000
Helene Gayle, M.D.	120,000	200,000	320,000
Shelly B. Lazarus	120,000	200,000	320,000
Deborah Leone	130,000	200,000	330,000
Martha E. McGarry	120,000	200,000	320,000
Philip Ozuah, M.D., Ph.D.	120,000	200,000	320,000
Cynthia M. Patton	130,000	200,000	330,000
Grace Puma	120,000	200,000	320,000
Shalini Sharp	145,000	200,000	345,000

[1] The amounts reported represent the grant date fair value of deferred stock units granted in 2023, calculated based on the closing stock price on the date of grant in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation ("ASC 718"). As of December 31, 2023, Ms. Cox, Ms. Sharp and each of our other non-employee directors held 37,421, 27,145 and 26,816 fully vested deferred stock units, respectively.

[2] Ma. Fatima de Vera Francisco is not standing for re-election at this Annual Meeting.

Proposal 2 Approval, on a Non-Binding Advisory Basis, of the Compensation of Organon's Named Executive Officers

We are pleased to provide our shareholders the opportunity to vote on a non-binding, advisory resolution to approve the compensation of our named executive officers ("NEOs"), as disclosed in this proxy statement, including the CD&A, compensation tables and the related narrative discussion, beginning on page 50. This vote is commonly referred to as a say-on-pay vote. For 2023, our compensation program consisted primarily of base salary, Annual Incentive Plan payouts and long-term incentive equity awards. Our CD&A describes our compensation philosophy, elements, and objectives in more detail.

We are asking shareholders to indicate their support for the NEO compensation as described in this proxy statement, in accordance with Rule 14a-21 of the Exchange Act. Accordingly, the following resolution will be submitted for approval by shareholders at the Annual Meeting:

> "**Resolved**, that the compensation paid to Organon's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and related narrative discussion, is hereby APPROVED on an advisory basis."

The shareholder vote on this resolution will not be binding on management, the Talent Committee or the Board and will not be construed as overruling any decision by management, the Talent Committee or the Board. However, the Board and the Talent Committee value the opinions of our shareholders as expressed through their votes and other communications. We will give careful consideration to the outcome of the say-on-pay vote and to the opinions of our shareholders when making compensation decisions. The Board's current policy is to hold annual say-on-pay votes, and thus, we expect that we will conduct our next say-on-pay vote following the 2024 Annual Meeting at the 2025 annual meeting of shareholders.

 **THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE RESOLUTION TO APPROVE, ON A NON-BINDING ADVISORY BASIS, THE COMPENSATION OF ORGANON'S NAMED EXECUTIVE OFFICERS.**

Our Executive Officers

Below we provide biographical information for each of Organon's executive officers, other than Mr. Ali, whose biographical information is presented above under 2024 Nominees for Class III Directors.



Aaron Falcione

Title: Executive Vice President and Chief Human Resources Officer
Executive Since: 2021
Age: 53

Mr. Falcione is focused on building a "culture-first" company that attracts the best talent, fosters an environment where all employees have a sense of belonging and can wholeheartedly embrace Organon's values. With diversity, equity and inclusion at the core, Mr. Falcione leads a team of Human Resources professionals around the world who are responsible for all aspects of the Organon employee experience, including performance and change management, succession planning, learning and development, and compensation and benefits. Most recently, from 2018 until he joined Organon, Mr. Falcione served as Vice President, Human Resources at Merck with global responsibility for the commercial organization. He previously led Human Resources for the company's emerging markets from 2014 to 2017 and then all markets outside the United States from 2017 to 2018. Prior to Merck, Mr. Falcione worked as Vice President of Human Resources for Siemens AG and served in roles of increasing responsibility within PricewaterhouseCoopers' mergers and acquisitions services practice. Mr. Falcione received a master's degree in industrial psychology from Kent State University and a bachelor's degree from University of Maryland.



Susanne Fiedler

Title: Executive Vice President and Chief Commercial Officer
Executive Since: 2021
Age: 56

Ms. Fiedler is responsible for the company's business strategy, which aims to drive growth for the company and deliver impact for people and healthcare systems around the world. In this role, Ms. Fiedler works to ensure Organon is a company that listens and learns from women and other customers and engages with stakeholders through an efficient and differentiated operating model. Ms. Fiedler successfully delivered revenue and profitability expectations while rapidly executing on Organon's leadership vision in women's health, including four transactions in areas of high unmet need. Ms. Fiedler joined Organon from Merck, where she worked for more than two decades in marketing and sales roles with increasing responsibility. Most recently, from 2019, she was the President of Europe and Canada for the Commercial Organization, where she drove double-digit growth. Before that, she served as Managing Director of Australia and New Zealand from 2012 and then Germany from 2016, reshaping and advancing the business in those countries. Ms. Fiedler holds a Ph.D. in business administration and marketing from the University of Passau in Germany.



Juan Camilo Arjona Ferreira, M.D.

Title: Executive Vice President, Head of Research and Development and Chief Medical Officer

Executive Since: 2024

Age: 54

Dr. Arjona Ferreira leads Organon Research & Development, which includes early and late stage development, Global Pharmacovigilance and Safety Science, Medical Affairs and Outcomes Research, Global Regulatory Affairs, and R&D Strategic Planning. Dr. Arjona Ferreira is responsible for strategy and execution of the company's clinical development plans, helping ensure patient safety, and strategy of medical, scientific and regulatory activities in support of product commercialization. He provides the medical and scientific perspective that informs science-based corporate internal and external discussions and decisions. Dr. Arjona Ferreira has over 20 years of experience in clinical research and development. Most recently, he was Chief Medical Officer of Myovant Sciences Inc., where he provided strategic direction and execution oversight to the global development team. Previously, he was Senior Vice President of clinical development at Shionogi Inc., where he led the development of clinical and regulatory strategies and provided execution oversight for late-stage development programs. Prior to Shionogi, Dr. Arjona Ferreira was the Executive Director of Clinical Research in Women's Health at Merck and led the product development teams for all programs in contraception and women's health. Dr. Arjona Ferreira received his medical and specialist in obstetrics and gynecology degrees from Colegio Mayor del Rosario (Bogota D.C., Colombia).



Joseph Morrissey

Title: Executive Vice President and Head of Manufacturing & Supply

Executive Since: 2021

Age: 59

Mr. Morrissey is responsible for Organon's global manufacturing and supply chain capabilities leading the company to deliver the medicines and solutions that make it a healthier every day around the world. In his role, Mr. Morrissey helps ensure cross-functional coordination to drive uninterrupted, compliant and timely supply of Organon's diverse portfolio, with products that reach people in more than 140 markets around the world. Mr. Morrissey came to Organon from Merck, where he spent more than 30 years of his career. Most recently, from 2017 until the spinoff, Mr. Morrissey served as Senior Vice President of Merck's Animal Health Global Manufacturing and Supply, and from 2014 to 2016 as Senior Vice President and leader of Global Human Health Pharmaceutical Manufacturing. Mr. Morrissey received an M.B.A. from Villanova University and a bachelor's degree in engineering from Lafayette College.



Vittorio Nisita

Title: Executive Vice President and Head of Global Business Services

Executive Since: 2021

Age: 56

Mr. Nisita is responsible for Organon's Global Business Services, which focuses on driving an operating model for the company that continually enhances agility, efficiency, quality and innovation. Mr. Nisita leads a team that provides integrated governance and business practices for all shared services, both transactional and knowledge intensive, to create a learning organization and best-in-class experiences for employees and customers. Most recently, from 2017, Mr. Nisita was the Vice President of Commercial Operations for Merck's international business. In this role, he provided support to country teams across several capability areas, including strategy development, digital transformation, and sales and marketing operations and excellence. His nearly two-decade career at Merck includes leadership roles in emerging markets, corporate strategy and global operational excellence. Prior to joining Merck, Mr. Nisita worked for McKinsey & Co., supporting clients in the telecommunications and banking industries, and also led engineering and manufacturing operations at Kimberly Clark Corporation and Georgia-Pacific. Mr. Nisita received an M.B.A. from the Kellogg School of Management at Northwestern University and a bachelor's degree in mechanical engineering from the University of Minnesota.



Rachel Stahler

Title: Executive Vice President and Chief Information Officer

Executive Since: 2021

Age: 48

Ms. Stahler leads business technology for the company to help Organon realize a better and healthier every day for every woman. In her role, Ms. Stahler drives digital capabilities across all aspects of Organon's strategy to build value for the company's offerings and customers. Ms. Stahler joined Organon with two decades of global technology experience in the healthcare industry and a passion for bringing new medicines and solutions to patients in need. Most recently, from 2019 to 2020, Ms. Stahler served as CIO at Allergan plc, a global pharmaceutical company. Previously, Ms. Stahler held CIO positions at Syneos Health (from 2017 to 2019), inVentiv Health (from 2014 to 2017) and Optimer Pharmaceuticals (from 2011 to 2014). Earlier in her career, she held senior technology roles at Pfizer. She received an M.B.A. from Columbia University and an undergraduate degree from the University of Pennsylvania.

ORGANON
Here for her health



Matthew Walsh

Title: Executive Vice President and Chief Financial Officer

Executive Since: 2021

Age: 57

Mr. Walsh is responsible for the development and execution of Organon's financial strategy. He is focused on driving profitability and shareholder value and ensuring the highest standard of financial integrity for Organon so it can reach its vision of becoming a leading women's health company. Over his career, Mr. Walsh has served in several public companies as the CFO and in related roles. Before joining Organon, Mr. Walsh was the Executive Vice President and CFO at Allergan plc, a global pharmaceutical company, from 2018 to 2020, and Catalent, Inc., a global provider of delivery technologies, development, and manufacturing solutions for drugs, biologics, cell and gene therapies, and consumer health products from 2008 to 2018, as Senior Vice President from 2008 to 2012 and Executive Vice President from 2012 to 2018. Previously, he held finance and leadership positions at Escala Group and GenTek. Mr. Walsh has also served in corporate development and other roles in the chemical and banking industries. Mr. Walsh is a CFA® Charterholder. Since 2020, he has served on the board of directors and as Chair of the Audit Committee of Certara, Inc., a provider of software and consulting services to the life sciences industry, and previously was a board member of Multicolor Corporation, a label solutions provider. Mr. Walsh received an M.B.A. and bachelor's degree in chemical engineering from Cornell University.



Kirke Weaver

Title: Executive Vice President, General Counsel and Corporate Secretary

Executive Since: 2023

Age: 51

Mr. Weaver serves as the senior legal adviser responsible for the company's worldwide legal affairs, compliance, ESG and sustainability, and global environmental, health and safety functions. Prior to his appointment as General Counsel and Corporate Secretary, Mr. Weaver served as Senior Vice President, Commercial, Regulatory, Securities, Employment and Deputy Corporate Secretary at Organon. He was critical to launching Organon as a standalone company in June 2021, as a senior member of the legal leadership team. Before joining Organon, Mr. Weaver was the Vice President for Regulatory Legal at Merck. Over his 18-year career at Merck, he developed a deep expertise in the pharmaceutical industry and held positions of increasing responsibility counseling the business in areas such as litigation, regulatory, commercial, and compliance. Mr. Weaver also led the Customer Alliances & Innovation group to develop and commercialize new software tools to support medication adherence. Mr. Weaver holds a J.D. from the Yale Law School and a Bachelor of Arts in history and government from the College of William and Mary.

Compensation Discussion and Analysis

Table of Contents

Introduction

This CD&A explains the type and amount of compensation provided to Organon's NEOs in 2023, as well as the principles and processes that the Talent Committee has established and follows in determining NEO compensation.

Executive Summary

We delivered strong revenue performance in 2023, achieving a 3% year-over-year growth in revenue on a constant currency basis. Full year adjusted EBITDA margin was 31%. In the context of our Annual Incentive Plan ("AIP"), these financial results (see page 60 for the AIP adjustment), in conjunction with strong execution of our non-financial organizational priorities resulted in a 98% payout. Our organizational priorities are established by our management team at the beginning of each year and are further described on page 60.

For 2023, our compensation program consisted primarily of base salary, AIP, and long-term incentive ("LTI") equity awards. As a recently independent company, we expect our executive compensation philosophy, program and approach to setting compensation to continue to evolve as our business matures in alignment with our long-term strategy and the unique characteristics of our company.

2023 Performance Highlights

Our 2023 performance highlights include the following achievements each of which affected payouts under our AIP:

Constant Currency Revenue*	Adjusted EBITDA*	AIP Scorecard Result
$6.303B	**$2.000**B	**98**%

* As determined for payouts under the AIP. See page 60 of this proxy statement for further details.

Our Named Executive Officers

For 2023, our NEOs were:

	Name	Title
	Kevin Ali	Chief Executive Officer
	Matthew Walsh	Executive Vice President and Chief Financial Officer
	Susanne Fiedler	Executive Vice President and Chief Commercial Officer
	Joseph Morrissey	Executive Vice President and Head of Manufacturing and Supply
	Kirke Weaver	Executive Vice President, General Counsel and Corporate Secretary
	Sandra Milligan, M.D.*	Former Executive Vice President and Head of Research and Development

* Effective December 1, 2023, Dr. Milligan ceased serving as Organon's Executive Vice President and Head of Research and Development. Dr. Milligan served as a senior advisor to Organon until her separation from employment with Organon on January 5, 2024 (which constituted a termination without cause under the Executive Severance Program). See "Departure of NEO" in the Potential Payments Upon Termination or Change in Control section below for additional information regarding her departure.

Compensation Philosophy, Policies and Practices

Organon's executive compensation program is designed with our governance principles and compensation philosophy in mind. We believe in providing a market-competitive target compensation opportunity to our executives, delivered through a mix of base salary, short-term and long-term incentives. Our compensation levels are reviewed against a peer group that was established based on revenue size and business comparability in order to balance competitiveness with good pay governance practices (see page 54 for more details about our peer groups). Our LTI mix is designed to balance risk with the potential for capital accumulation to align with shareholder interests, through a combination of non-qualified stock options ("NQSOs"), time-based restricted stock units ("RSUs") and performance share units ("PSUs"). A meaningful portion of each NEOs' pay is at-risk, with more than 60% of target compensation tied to performance-based incentives (consisting of compensation allocated to the AIP, PSUs, and NQSOs). See page 56 for more details about our 2023 elements of compensation.

Executive Compensation Practices

We employ a number of best practices in our executive compensation processes and programs:



We Do

✓ Benchmark compensation levels using an established peer group

✓ Provide target compensation opportunities generally commensurate with the median of our peer group, with actual compensation amounts varying based on individual NEOs' circumstances (primarily proficiency in role)

✓ Impose maximum payouts on short- and long-term incentives

✓ Utilize an independent compensation consultant that reports directly to the Talent Committee

✓ Require executive officers to retain a portion of vested equity awards until stock ownership guidelines are met

✓ Maintain robust clawback policies that go beyond minimum legal requirements and allow us to seek reimbursement of incentive compensation under certain circumstances

✓ Require double-trigger vesting of equity awards in the event of a change in control



We Don't

✗ Provide change in control tax gross-ups

✗ Offer excessive severance benefits

✗ Guarantee bonus payments

✗ Pay dividends or dividend equivalents on unearned RSUs or PSUs

✗ Allow repricing of underwater stock options under our long-term incentive plan without shareholder approval

✗ Allow hedging, pledging or short sales of our securities by directors or specified key employees, including each of our Section 16 officers

Overview of Pay Elements

This table identifies and describes the primary elements of the 2023 executive compensation program for our NEOs. The pay elements below are designed to align with our compensation philosophy and objectives, as described below. For a more detailed discussion, see the "Elements of 2023 Compensation Program" section on page 56.

Pay Element	Form and Performance Metric	Objective
Base Salary	Fixed amount of cash payment	Attract and retain NEOs by offering competitive base salaries based on market practices and NEO's individual position, responsibilities, proficiency and performance
AIP	Cash payment which varies based on achievement of: · Constant Current Revenue (40%) · Adjusted EBITDA (40%) · Organizational Health Priorities (20%)	Emphasize and reward the achievement of critical annual financial and strategic objectives
LTI	50% PSUs which vest based on the achievement of: · Three-Year Free Cash Flow · Three-Year Relative TSR 25% RSUs, the value of which depend on our stock price performance 25% NQSOs, which are only valuable if our stock price increases following the grant date	Motivate and reward the achievement of long-term financial goals and the delivery sustained shareholder value Align the interests of our NEOs with shareholders to incentivize the creation of shareholder value

How Compensation Decisions Are Made

Shareholder Engagement and Results of 2023 Say on Pay Vote

We have established a robust shareholder outreach program, allowing our shareholders to discuss a variety of topics with us, including executive compensation (see page 25 for more details about our shareholder engagement program).

At the 2023 Annual Shareholder Meeting, approximately 93% of the say-on-pay votes cast were in favor of our NEOs' compensation. Given the continued support of our shareholders, the Talent Committee did not make any changes to the program based on these results, although we expect that our executive compensation philosophy, policies and practices for setting compensation will continue to evolve as our business matures.

Role of the Committee

The Talent Committee has overall responsibility for the design of our executive compensation program, which is intended to support our executive compensation philosophy and objectives, align executive pay with shareholder interests and promote our ongoing business strategy.

In the last quarter of each year, the Talent Committee reviews and discusses the Board's evaluation of the CEO performance and makes preliminary recommendations for his base salary, annual incentive and LTI equity compensation for the following year. The Chairman of the Talent Committee discusses those recommendations with the independent Directors of the Board for their approval. The Talent Committee reviews and approves the compensation for our other executive officers at the committee's meeting during the first quarter of each year. For additional details on the role of the Talent Committee in determining executive compensation, please refer to the Corporate Governance section of this proxy statement.

Role of the Chief Executive Officer

The CEO reviews and discusses the performance and proficiency of each executive officer (excluding himself) and provides the Talent Committee with compensation recommendations considering the market insights provided by Korn Ferry, our independent compensation consultant (as described below). The Talent Committee approves all compensation changes for our executive officers and recommends the compensation of our CEO to the independent Directors of the Board.

Role of Independent Compensation Consultant

The Talent Committee retains the services of an independent compensation consultant to serve as an objective third-party advisor on the reasonableness of compensation levels and on the appropriateness of the compensation program structure in supporting our business strategy and human resource objectives. In 2023, the Talent Committee continued to retain Korn Ferry as its compensation consultant.

With respect to 2023 compensation decisions, Korn Ferry advised the Talent Committee on the design of the 2023 compensation program, market trends and regulatory developments with respect to executive compensation. Korn Ferry is retained by and reports directly to the Talent Committee and, at the request of the Talent Committee, participates in committee meetings. In addition to the services provided to the Talent Committee, Korn Ferry provided consulting services to Organon in support of its performance and talent management strategies in 2023. Fees paid to Korn Ferry for 2023 services included (i) $178,000 for executive and director compensation consulting services, and (ii) $300,648 for such other consulting services. The decision to engage Korn Ferry for such additional consulting, services was recommended by management, and the Talent Committee approved such engagement. The Talent Committee reviewed the independence of Korn Ferry under NYSE and SEC rules and concluded that Korn Ferry is independent, and the work of Korn Ferry, including these additional services, has not raised any conflict of interest. During 2023, FW Cook was also engaged by management to provide certain compensation design consulting services. FW Cook did not recommend the amount or form of executive compensation to the Talent Committee and did not attend any Talent Committee meetings, but did provide certain of its work product to Korn Ferry.

Peer Group Framework and Methodology

The Talent Committee utilizes a compensation peer group to evaluate target compensation decisions (the "Compensation Peer Group"), and a separate performance peer group to measure Organon's relative total shareholder return ("TSR") performance for purposes of the PSU portion of our LTI awards. The Talent Committee believes that establishing separate peer groups for the purposes of benchmarking compensation levels and measuring relative performance will best support our ability to understand competitive pay levels compared to companies of a similar size, while also measuring our performance relative to a broader set of industry peers that will better represent the evolution of our business over time.

Compensation Peer Group

The Compensation Peer Group is composed of a robust set of healthcare companies with comparable business characteristics, models and revenue for the purposes of reviewing compensation. In selecting companies for the Compensation Peer Group, the Talent Committee considered companies that met one or more of the following selection criteria based on the recommendations of Korn Ferry:

- Domestic, publicly-traded company;

- Similar size in terms of revenue and cost characteristics (revenues 0.5x to 3.0x revenue, low R&D expense, and stable profit margins);

- Member of the healthcare industry, with a focus on: Pharmaceuticals; Biotechnology and Life Science; Healthcare Technology; Healthcare Services; and Healthcare Equipment and Supplies; and

- Similar business characteristics: Women's Health Oriented/Gynecology; Portfolio of Services; Biosimilars/ Biologics; Purpose Driven; and Innovative Growth Mindset.

Based on the above selection criteria and considering the recommendations of Korn Ferry, the Talent Committee approved the following peer companies used to evaluate 2023 compensation decisions:

2023 Compensation Peer Group		
Agilent Technologies, Inc.	Catalent, Inc.	Perrigo Company plc
Avantor, Inc.	Danaher Corporation	Regeneron Pharmaceuticals, Inc.
Bausch Health Companies Inc.	Edwards Lifesciences Corporation	Revvity Inc. (formerly PerkinElmer Inc.)
Baxter International Inc.	Elanco Animal Health Incorporated	Vertex Pharmaceuticals Incorporated
Becton, Dickinson and Company	Hologic, Inc.	Viatris Inc.
Biogen Inc.	Intuitive Surgical, Inc.	Zoetis Inc.
Boston Scientific Corporation	IQVIA Holdings Inc.	

Our 2023 Compensation Peer Group remained the same as our 2022 Compensation Peer Group. Danaher Corporation was removed from our 2024 Compensation Peer Group due to its incomparable revenue size relative to Organon. The Talent Committee believes that compensation decisions are complex and require an in-depth review of Organon performance and peer compensation levels. Other factors that may influence the amount of compensation awarded may include market competition for a particular position, an individual's possession of a unique skill or knowledge set, proven leadership capabilities, or experience. Due to the limited availability of compensation data for our peers, the Talent Committee also reviewed survey data drawn from a custom cut of the companies in the Compensation Peer Group.

Performance Peer Group

The Talent Committee utilizes a second peer group to measure Organon's relative TSR, which is a metric in the PSU program. This peer group is comprised of the constituent companies of the NYSE Arca Pharmaceutical Index (subject to adjustment as necessary during the performance period). The Talent Committee chose this index because it believes that using a comparator group that is based on a broader set of industry peers, regardless of size, will better represent the evolution of our business over time.

Elements of 2023 Compensation Program

The following summarizes each of the principal elements of total target direct compensation ("TTDC") for our NEOs for 2023. TTDC is comprised of annual base salary, target annual cash incentive ("AIP") and target LTI equity compensation, and is different than the total compensation reflected in the Summary Compensation Table disclosed on page 66 of this proxy statement (because, among other items, the Summary Compensation Table reflects the AIP actually earned for the year and the accounting value of LTI equity compensation). Dollar values disclosed below are in the thousands and percentages shown in the charts below have been rounded. The following also reflects increases in each pay element relative to 2022 levels. No increases were made to any of our NEOs' 2023 TTDC levels for our 2024 compensation program. See "2024 Executive Compensation Program" on page 64 for additional information.

Kevin Ali, Chief Executive Officer



- ● Base
- ● AIP Target $
- ● PSUs
- ● NQSOs
- ● RSUs

	Base Salary	AIP Target		LTI Target	PSUs	RSUs	NQSOs	TTDC
2022	$1,225	125%	$1,531	$9,000	$4,500	$2,250	$2,250	$11,756
2023	$1,250	150%	$1,875	$11,000	$5,500	$2,750	$2,750	$14,125
YoY% Increase	2%	20%	22%	22%	22%	22%	22%	20%

Matthew Walsh, Executive Vice President and Chief Financial Officer



- ● Base
- ● AIP Target $
- ● PSUs
- ● NQSOs
- ● RSUs

	Base Salary	AIP Target		LTI Target	PSUs	RSUs	NQSOs	TTDC
2022	$857	80%	$686	$3,250	$1,625	$813	$813	$4,793
2023	$900	80%	$720	$3,400	$1,700	$850	$850	$5,020
YoY% Increase	5%	0%	5%	5%	5%	5%	5%	5%

Susanne Fiedler, Executive Vice President and Chief Commercial Officer


Fixed 37%
Performance-based 63%
22%
18%
30%
15%
15%
Base
AIP Target $
PSUs
NQSOs
RSUs

	Base Salary*	AIP Target*		LTI Target	PSUs	RSUs	NQSOs	TTDC
2022	$692	80%	$554	$2,000	$1,000	$500	$500	$3,246
2023	$735	80%	$588	$2,200	$1,100	$550	$550	$3,523
YoY% Increase	6%**	0%	6%**	10%	10%	10%	10%	9%

* Ms. Fiedler's base salary and AIP targets were denominated in Swiss francs and have been converted to U.S. dollars based on an exchange rate of CHF 1 = USD 1.0816 for 2022 and CHF 1 = USD 1.0969 for 2023.

** YoY % increases for Ms. Fielder's base salary and AIP targets, prior to conversion into USD, were 5%.

Joseph Morrissey, Executive Vice President and Head of Manufacturing and Supply


Fixed 36%
Performance-based 64%
21%
17%
31%
15%
15%
Base
AIP Target $
PSUs
NQSOs
RSUs

	Base Salary	AIP Target		LTI Target	PSUs	RSUs	NQSOs	TTDC
2022	$710	80%	$568	$1,650	$825	$413	$413	$2,928
2023	$750	80%	$600	$2,200	$1,100	$550	$550	$3,550
YoY% Increase	6%	0%	6%	33%	33%	33%	33%	21%

Kirke Weaver, Executive Vice President, General Counsel and Corporate Secretary


Fixed 38%
23%
16%
31%
15%
15%
Performance-based 62%
Base
AIP Target $
PSUs
NQSOs
RSUs

	Base Salary	AIP Target		LTI Target	PSUs	RSUs	NQSOs	TTDC
2023*	$650	70%	$455	$1,750	$875	$438	$438	$2,855

* Mr. Weaver was appointed as an executive officer and promoted to General Counsel and Corporate Secretary in 2023. In connection with his appointment, the Talent Committee approved the above 2023 target compensation.

Sandra Milligan, M.D., Former Executive Vice President and Head of Research and Development


Fixed 35%
19%
15%
33%
16%
16%
Performance-based 65%
Base
AIP Target $
PSUs
NQSOs
RSUs

	Base Salary	AIP Target		LTI Target	PSUs	RSUs	NQSOs	TTDC
2022	$750	80%	$600	$2,500	$1,250	$625	$625	$3,850
2023	$800	80%	$640	$2,750	$1,375	$688	$688	$4,190
YoY% Increase	7%	0%	7%	10%	10%	10%	10%	9%

Base Salary

Base salaries were adjusted in early 2023, in consideration of the need to deliver a competitive level of base salary, while providing an appropriate mix of fixed to variable compensation for each NEO. The tables above set forth the 2023 annual base salary levels for each of our NEOs along with information regarding increases from 2022 levels. The base salaries for each of the NEOs were adjusted compared to the prior year to be further aligned with the competitive market and to reflect cost of living and/or individual proficiency in role, with a more significant increase for Mr. Weaver due to his promotion to General Counsel and Corporate Secretary during 2023.



Annual Cash Incentive

Each of the NEOs was designated as a participant in the 2023 AIP. AIP awards are earned based upon achievement of company performance measures set forth in a performance scorecard (the "Company Scorecard"). The tables above reflect each NEOs' 2023 annual incentive target, as a percentage of base salary. The target annual incentive for Mr. Ali was increased from 125% of base salary in 2022 to 150% in 2023 to better align with the competitive market practices. Mr. Weaver's AIP target was also increased compared to 2022 levels due to his promotion to General Counsel and Corporate Secretary during 2023.

Our Company Scorecard establishes a set of common financial and non-financial (organizational health) goals for our NEOs and other AIP-eligible employees. The 2023 AIP Company Scorecard included the following metrics, weighted as indicated below:

- ❯ 40% Revenue
- ❯ 40% Adjusted EBITDA
- ❯ 20% Organizational Health Priorities

Our financial metrics — Revenue and Adjusted EBITDA — are equally weighted at 40% based on the Talent Committee's belief that they are the key financial measures of our success during the year. The organizational health priorities are collectively weighted at 20% and are designed to focus management on making progress against critical management priorities to execute our long-term strategy.

The performance ranges and corresponding payout levels for Revenue and Adjusted EBITDA were established based on the Company's Board-approved financial plan for 2023 and were intended to balance the reasonableness of the goals with an appropriate amount of stretch performance required to reach a maximum payout. Each financial component has a payout range of 25% to 200% from threshold to maximum performance. Failure to achieve threshold performance on any financial metric would result in forfeiture of the opportunity for that metric.

The Talent Committee has approved a framework that can be used to make adjustments to our GAAP reported revenue and EBITDA financial measures to arrive at the non-GAAP Revenue and Adjusted EBITDA measures used for the purpose of our 2023 AIP. These adjustments were made to remove the impact of currency exchange rates and certain business development expenses, as further described below.

The 2023 Company Scorecard structure and results are as follows:

2023 Company Scorecard

2023 AIP Payout					
Metric	Target ($B)	Actual* ($B)	Weighting (%)	Score (%)	Weighted Average Score (%)
Revenue	6.353	6.303	40	94.3	37.7
Adjusted EBITDA	2.052	2.000	40	87.3	34.9
Organizational Health Priorities			20	125.0	25.0
Overall Payout					**98****

* The actual amounts for Revenue and Adjusted EBITDA were adjusted as described in the sections below.

** Result shown is rounded to the nearest whole percentage.

Revenue

In establishing the Revenue target for 2023, the Talent Committee aligned the target goal with the Board approved financial plan for 2023. Reported revenue of $6.263 billion was adjusted to $6.303 billion to remove the negative impact of currency exchange rates (versus currency exchange rates budgeted in the annual operating plan). This result was slightly below our revenue target but above the threshold performance level, as shown above.

Adjusted EBITDA

In establishing the Adjusted EBITDA target for 2023, the Talent Committee aligned the target goal with the Board approved financial plan for 2023. Adjusted EBITDA of $1.944 billion was adjusted to $2.0 billion for 2023, which represents reported EBITDA adjusted to exclude the impact of currency exchange rate changes, certain business development expenses that were not included in the 2023 financial plan approved by the Board in 2022 and share-based compensation expense. This result was slightly below our Adjusted EBITDA target but above the threshold performance level, as shown above.

Organizational Health Priorities

Each year, the company establishes three to five critical business priorities. As a recently independent company, our 2023 priorities were focused on the social aspect of our ESG strategy, the launch of our enterprise resource planning system in accordance with our replan timeline, and continuing to make significant progress towards full operational independence from our former parent company, Merck, through the successful exits of transition service agreements.

Our 2023 organizational health priorities and performance were as follows:

- = Maintained progress toward our aspirational gender representation goals through all levels of the company globally by 2030.
- ✚ Increased participation rate and above median overall employee engagement score against benchmark
- = Achieved 100% of replan milestones in 2023 for the launch of our enterprise resource planning system
- ✚ Continued progress toward full operational independence from our former parent company through the successful exits of 109 transition service agreements during 2023 (compared to a planned exit from 86 transition service agreements)

Overall performance for the organizational health priorities was 125%.

2023 Annual Incentive Payouts

The table below shows the 2023 payouts to the NEOs under the 2023 AIP. The "Final Award" paid for each NEO is also reflected in the "Non-Equity Incentive Plan Compensation" column of the 2023 Summary Compensation Table on page 66.



| Annual Base Salary | X | Target Annual Incentive % | X | Company Scorecard Result | = | Final Award $ |

Named Executive Officer	Base Salary ($)*	Annual Incentive Target (%)	Annual Incentive Target ($)*	Company Scorecard Results (%)	Final Award ($)
Kevin Ali	1,250,000	150%	1,875,000	98	1,837,500
Matthew Walsh	900,000	80%	720,000	98	705,600
Susanne Fiedler**	734,923	80%	587,938	98	576,180
Joseph Morrissey	750,000	80%	600,000	98	588,000
Kirke Weaver	650,000	70%	455,000	98	445,900
Sandra Milligan, M.D.	800,000	80%	640,000	98	627,200

* Reflects base salary and AIP target, as in effect as of December 31, 2023.

** Ms. Fiedler's compensation was paid in Swiss francs and has been converted to U.S. dollars based on an exchange rate of CHF 1 = USD 1.0969.

Long-Term Equity Incentives

Our LTI awards are designed to provide a compensation link to long-term shareholder value. The tables beginning on page 56 set forth the 2023 annual target LTI awards for each of our NEOs along with information regarding increases from 2022 levels. The 2023 LTI award values were determined after considering market data from Korn Ferry as well as individual performance. The LTI target award values reflect the positioning of TTDC relative to the competitive market as well as considerations regarding internal pay equity and individual NEO's performance and duties. As shown on page 56, in accordance with our compensation philosophy, a significant portion of each NEO's TTDC is delivered in the form of equity incentives to directly align NEOs with shareholder interests. Pursuant to such review and compensation philosophy, the Talent Committee approved an increase in target LTI levels in 2023 for our NEOs, with more significant increases for Mr. Ali and Mr. Morrissey to better align with market practice and Mr. Weaver due to his promotion to General Counsel and Corporate Secretary during 2023.

Once target LTI awards were established, the awards were allocated among PSUs, RSUs, and NQSOs according to the following weightings 50% PSUs, 25% RSUs and 25% NQSOs. The LTI awards and their terms (other than the PSU performance goals) were approved in early 2023 with PSU performance goals finalized after the company's strategic planning process was completed in August 2023.

The annual LTI grants for 2023 were comprised of the following:

PSUs
- 50% of target LTI opportunity
- Performance Goals: three-year cumulative free cash flow (weighted 70%) and three-year relative TSR (weighted 30%)
- Threshold performance required for payout at 50% of target shares, with potential to earn up to 200% of target shares. Payout with respect to the relative TSR metric is capped at target if our absolute TSR over the performance period is negative
- Three-year cliff vesting following conclusion of the applicable performance period and subject to continued service and achievement of the applicable performance goals

RSUs
- 25% of target LTI opportunity
- Three-year vesting schedule, with one-third vesting on each of the three anniversaries of the grant date

NQSOs
- 25% of target LTI opportunity
- Three-year vesting schedule, with one-third vesting on each of the three anniversaries of the grant date

PSU Performance Metrics

For 2023, similar to our 2022 PSUs, the Talent Committee selected three-year cumulative free cash flow and relative TSR as the performance metrics, weighted at 70% and 30%, respectively. These metrics were selected to complement the measures used in the 2023 AIP to provide a balanced executive compensation program that focuses on driving profitable growth while effectively managing capital allocation and the creation of long-term shareholder value.

Free cash flow for purposes of the 2023 PSUs is defined as our earnings before interest, taxes, depreciation, amortization and in-process research & development (IPRD) milestone payments minus net cash interest expense, cash taxes, change in net working capital, and capital expenses and excluding one-time costs associated with the separation from Merck as well as principal debt repayments, shareholder dividends and business development spending. The Talent Committee established the PSU free cash flow performance goals after considering the company's long-term operating plan, with the goals designed to encourage strong, focused performance. Given the economic and market conditions at the time the targets were set, the target payout levels were designed to be challenging but achievable, while payouts at the maximum levels were designed to be stretch goals. For competitive reasons, we currently intend to disclose our free cash flow goals for the 2023 program at the end of the performance period, once our financial results are publicly available.

The table below summarizes the performance range and corresponding payout levels for the TSR portion of the awards. The payout for the TSR portion will be capped at target if our absolute TSR performance is negative for the performance period.

2023 PSUs (performance period January 1, 2023 – December 31, 2025)			
Relative TSR Performance Goals			
Performance Objective	**Threshold**	**Target**	**Maximum**
3-year TSR relative to NYSE Arca Pharmaceutical Index*	25th percentile	55th percentile	75th percentile
Payout	50%	100%	200%

*   Relative TSR compares Organon's TSR over the three-year performance period to the TSR of the companies included in the NYSE Arca Pharmaceutical Index as of the beginning of the performance period, excluding any companies that are removed from the index because they cease to be publicly traded during the performance period. Relative TSR performance will be calculated based on the terms of the 2023 PSU award agreement, which requires using a beginning stock price calculated as the average company closing stock price for the 20 trading days preceding the performance period and an ending stock price calculated as the average company closing stock price for the 20 trading days preceding the end of the performance period.

Employment Arrangements

Prior to the spinoff, Merck entered into letter agreements with the NEOs appointing them, effective as of the spinoff, to their positions with Organon, except for Mr. Weaver who was appointed as General Counsel and Corporate Secretary, effective January 1, 2023. The letter agreements describe the basic terms of the NEOs' employment, including initial base salary levels, AIP and LTI targets. The letter agreements do not specify a period of employment, instead, the terms of the NEO's employment are based on sustained good performance rather than contractual terms, and the company's plans and policies, such as its severance plans, will apply as applicable.

The company maintains the Executive Severance Program (the "Severance Plan") and the Executive Change in Control Severance Program (the "CIC Severance Plan"), which provide payments and benefits to certain eligible members of Organon's management team, including each of the NEOs, in the event of a termination of employment in certain circumstances, including the departure of the NEO following a change in control of the company. The Talent Committee believes that it is appropriate to provide executives with the protections afforded by the plans, that such plans reduce the need to negotiate individual severance arrangements with departing executives and that they protect our executives in the event of a termination for circumstances not of their doing. The Talent Committee also believes that these policies promote management independence and help retain, stabilize, and focus the executive officers in the event of a change in control. See the subsection titled "Potential



Payments Upon Termination or Change in Control" for a description of the Severance Plan and CIC Severance Plan, and for more information regarding accelerated vesting under our stock-based award agreements in connection with qualifying termination events. Dr. Milligan's termination of employment constituted a termination without cause under the Severance Plan. See the subsection titled "Departure of NEO" for a description of the severance benefits she received under the Severance Plan.

Other Employee Benefits

Retirement and Health and Welfare Plans

Similar to Organon's other salaried, U.S.-based employees, the NEOs participate in a variety of retirement, health and welfare and paid time-off benefits designed to enable us to attract and retain our workforce in a competitive marketplace. Savings plans help employees save and prepare financially for retirement. We maintain a 401(k) plan and a non-qualified savings plan for certain U.S. employees, including each NEO other than Ms. Fiedler. Under Organon's U.S. 401(k) plan (and subject to applicable limitations imposed by the Internal Revenue Code), participants can receive company contributions which consist of i) employer matching contributions of up to 4.5% of participants' eligible compensation and ii) a retirement contribution ranging between 4.5% and 10% of participants' eligible compensation based on their age and service. Pursuant to the non-qualified savings plan, participants can receive company contributions from Organon based on amounts that would have been contributed to Organon's U.S. 401(k) plan but for contribution and compensation limits imposed by the Internal Revenue Code. Ms. Fiedler, who is based in Switzerland, participates in the Organon Pensionskasse Schweiz, a cash balance pension plan for Swiss employees (the "Swiss Savings Plan"). In addition, health and welfare and paid time-off benefits help ensure that we have a healthy, productive and focused workforce.

Please see the 2023 Nonqualified Deferred Compensation Table for further information regarding Organon's non-qualified savings plan and the 2023 Pension Benefits Table for further information regarding the Swiss Savings Plan, on pages 73 and 74, respectively.

Perquisites and Other Personal Benefits

Additionally, senior management employees, including the NEOs, are provided a limited number of other benefits, which the Talent Committee believes are reasonable, appropriate and consistent with our executive compensation philosophy. Ms. Fiedler was entitled to benefits in connection with her relocation from Germany to Switzerland at the request of the company. Ms. Fiedler also receives an automobile allowance consistent with local practices.

Under certain circumstances, the Talent Committee recognizes that special arrangements with respect to an executive's employment may be necessary or desirable. For example, due to regulatory considerations, Mr. Ali maintains residency in the United States as well as Switzerland. Because his residence in both the United States and Switzerland is deemed beneficial to Organon and supports the performance of his duties, Mr. Ali receives limited benefits related to his residency in Switzerland, such as housing reimbursements, tax compliance services, miscellaneous relocation costs, and tax reimbursements relating to the housing and moving costs. Mr. Ali is not tax equalized by Organon for any income taxes due as a result of his residency in both the United States and Switzerland, although he receives legacy tax equalization payments from Merck associated with equity awards granted in 2020 and prior years because he received such grants in connection with his service to Merck, and such tax equalization payments are consistent with Merck's historical policies. While Mr. Ali's tax equalization payments are not obligations of Organon and relate to grants from his prior service rendered to Merck, such payments are included in the 2023 Summary Compensation Table because they were funded by Merck at the time of spinoff. Mr. Ali is responsible for the tax payments associated with his equity awards granted after 2020, all of which were granted after he relocated back to the United States and commenced services with Organon.

During 2023, Organon hired an outside security provider to perform an updated, comprehensive security assessment with respect to Mr. Ali. Based on its security assessment, the outside security provider recommended certain home security services be provided to Mr. Ali as well as advanced intelligence monitoring, secure transportation for Mr. Ali and his immediate family members and security personnel. Accordingly, Organon paid for certain security services for Mr. Ali and his immediate family members. Because Organon believes it is in the best interests of Organon and its shareholders to protect Mr. Ali against possible security threats to him and his family members, Organon requires Mr. Ali to accept such personal security protection. Organon also believes that the costs of this security are appropriate and necessary. We have reported the costs related to security services for Mr. Ali and his immediate family members in the 2023 All Other Compensation Table. Mr. Ali and our other NEOs have limited use of chartered aircraft and, when traveling for business, guests, including family members, may occasionally accompany Mr. Ali when he is using such aircraft for business purposes and such aircraft can accommodate them, in which case there is no additional aggregate incremental cost to Organon. Accordingly, no amount is reflected for such guest travel in the "All Other Compensation" column of the 2023 Summary Compensation Table. Personal use of the chartered aircraft by the CEO requires prior approval of the CFO and the General Counsel and Mr. Ali did not have any personal use of the aircraft during 2023. Personal use of Company chartered aircraft by other NEOs is not permitted.

Please see the "All Other Compensation" column of the 2023 Summary Compensation Table for further information regarding the perquisites and personal benefits received by the NEOs with respect to 2023.

2024 Executive Compensation Program

In connection with its review of the executive compensation program, the Talent Committee has approved the following for our 2024 compensation program:

- No increases to the 2023 base salary, target AIP, or target LTI awards for our NEOs, as the Talent Committee believes current levels are in line with market practices and adequately reflect NEOs' responsibilities and experience.
- For our 2024 PSUs:
  – The PSU performance goals will be set at the beginning of the fiscal year for each year of the three-year performance period and Organon's cumulative performance over the performance period will be assessed against the aggregate total of such annual goals. The use of this structure is intended to provide us with greater flexibility given our status as a recently independent company and permit us to timely respond and adjust to the macroeconomic environment so that we continue to set challenging but achievable performance goals.
  – Constant currency revenue has been added as an additional financial metric (weighed at 25%) along with free cash flow (weighed at 50%). The weighting of the relative TSR metric has been reduced to 25%. In addition, we added a circuit breaker for the financial metrics portion of the PSUs (i.e., 75% of the PSUs) based on our two-year adjusted EBITDA achievement, pursuant to which there will be no payout for the financial metrics portion unless such adjusted EBITDA performance is achieved. Such modifications are intended to incentivize our NEOs to focus on driving long-term financial growth and capital efficiency as we progress towards establishing full operational independence.

Other Compensation Practices

Executive Stock Ownership Guidelines

The Talent Committee believes that, in order to more closely align the interests of executives with the interests of Organon's other shareholders, all executives should maintain a minimum level of equity interests in Organon's common stock. The Talent Committee has adopted stock ownership guidelines requiring ownership of six times base salary for our CEO, three times base salary for our executive officers other than our CEO, and one and one-half times base salary for our other Section 16 officers. Until the guideline is met, an officer is required to retain 50% (75% for our CEO) of the after-tax shares acquired upon exercise of NQSOs and vesting of PSUs and RSUs. Shares subject to unexercised NQSOs and unearned PSUs do not count for purposes of determining whether an executive is in compliance with the guidelines, but time-vesting RSUs are counted towards the guidelines.

Return of Incentive Compensation ("Clawback Policy")

In 2023, we adopted a clawback policy, which is intended to comply with the requirements of NYSE Listing Standards 303A.14 implementing Rule 10D-1 under the Securities Exchange Act of 1934. In the event we are required to prepare an accounting restatement of our financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, we will recover, on a reasonably prompt basis, the excess incentive-based compensation received by any covered executive, including our NEOs, during the prior three fiscal years that exceeds the amount that the executive otherwise would have received had the incentive-based compensation been determined based on the restated financial statements. In addition, under our compensation recoupment policy, we are permitted to seek reimbursement of incentive compensation (including both time and performance-based awards) in the event, among others, the Talent Committee determines that the covered executive has engaged in egregious conduct that is substantially detrimental to Organon (whether financially, reputationally or otherwise).

Hedging and Pledging

As part of our insider trading policy, we prohibit directors and specified key employees, including officers, from engaging in short sales, publicly traded options, hedging transactions and pledging of Organon common stock.

Risk Assessment

The Talent Committee has reviewed our compensation policies and programs and does not believe that our executive and non-executive compensation programs encourage excessive or unnecessary risk taking, and any risk inherent in our compensation programs is unlikely to have a material adverse effect on us.

Talent Committee Report

Our Talent Committee has reviewed and discussed the section entitled "Compensation Discussion and Analysis" with our management. Based upon this review and discussion, the Talent Committee recommended to the Board of Directors that the section entitled "Compensation Discussion and Analysis" be included in this proxy statement, which will be incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Talent Committee

Carrie S. Cox (*Chairman*)
Ma. Fatima de Vera Francisco [1]
Martha E. McGarry
Grace Puma

[1] Ma. Fatima de Vera Francisco, who is currently serving as a member of the Talent Committee, is not standing for re-election at this Annual Meeting.

Executive Compensation

2023 Summary Compensation Table

The following table sets forth information concerning the compensation of our NEOs for 2023 and, to the extent required by SEC disclosure rules, 2022 and 2021. As noted above, on June 2, 2021, Organon became an independent, publicly traded company as a result of the spinoff. Prior to the spinoff, our NEOs received compensation from Merck for service in 2021. Compensation paid by Merck is reflected in the 2021 Summary Compensation Table below; however, this table excludes any compensation under Merck's pension plans and non-qualified deferred compensation plans, as such plans remain at Merck and we did not assume any liability with respect to such plans.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Kevin Ali Chief Executive Officer	2023	1,244,231	—	8,260,650	2,749,368	1,837,500	—	740,523	14,832,272
	2022	1,203,769	—	7,345,176	2,249,992	1,837,500	—	896,544[6]	13,532,980
	2021	1,134,451	—	7,746,837	7,663,630	1,487,063	—	518,756	18,550,737
Matthew Walsh EVP and Chief Financial Officer	2023	890,077	—	2,553,291	849,799	705,600	—	214,100	5,212,866
	2022	849,385	—	2,652,410	812,500	822,720	—	169,570	5,306,585
	2021	825,055	—	2,808,152	2,378,360	692,160	—	53,338	6,757,065
Susanne Fiedler[7] EVP and Chief Commercial Officer	2023	726,696	—	1,652,125	549,871	576,180	259,270	72,259	3,836,401
	2022	686,275	—	1,632,250	499,992	664,535	80,086	92,900	3,656,038
	2021	672,948	—	1,621,092	2,008,368	569,423	178,727	265,716	5,316,274
Joseph Morrissey[8] EVP and Head of Manufacturing and Supply	2023	740,769	—	1,652,125	549,871	588,000	—	206,244	3,737,009
	2022	688,769	—	1,346,603	412,492	681,600	—	165,735	3,295,199
Kirke Weaver[8] EVP, General Counsel and Corporate Secretary	2023	650,000	210,656[9]	1,314,174	437,394	445,900	—	134,569	3,192,693
Sandra Milligan, M.D.[10] Former EVP and Head of Research and Development	2023	788,462	—	2,065,157	687,337	627,200	—	188,558	4,356,713
	2022	731,423	—	2,040,286	624,993	720,000	—	152,938	4,269,640
	2021	670,357	—	1,622,634	2,104,512	492,083	—	43,149	4,932,735

(1) The amounts reported in this column represent the grant date fair value of PSUs and RSUs granted in the indicated fiscal year, calculated in accordance with ASC 718. For the 2023 PSUs, assuming the highest level of performance is achieved, the maximum value of these awards as of the grant date would be as follows: Mr. Ali—$10,999,954; Mr. Walsh—$3,399,994; Ms. Fiedler—$2,199,991; Mr. Morrissey—$2,199,991; Mr. Weaver—$1,749,955; and Dr. Milligan—$ 2,749,989. See Note 7 to the Audited Financial Statements included in our Form 10-K for the fiscal year ended December 31, 2023 (the "Audited Financial Statements") for a discussion of the relevant assumptions used in calculating these amounts. Our 2022 PSUs vest based on our free cash flow (70%) and relative TSR (30%) performance over a three-year performance period. In our 2023 proxy statement, we inadvertently overstated the grant date fair value of such awards by applying the relative TSR grant date value (which was higher than the free cash flow grant date value) to 100% of each award. We have adjusted each NEO's 2022 compensation, as reflected above, to correct the grant date fair values of these PSU awards, taking into account their 70/30 weightings between free cash flow and relative TSR performance, respectively. In addition, prior our spinoff from Merck, our NEOs received stock awards under Merck's long-term equity incentive program, all of which were converted into Organon stock awards in connection with the spinoff. Due to an administrative oversight, we inadvertently omitted the incremental cost associated with the conversion of each NEO's Merck awards into Organon stock awards in each NEO's 2021 compensation in our 2022 and 2023 proxy statements. We have adjusted each NEO's 2021 compensation, as reflected above, to correct these values (except for Mr. Walsh, who did not have any incremental cost associated with his converted Merck awards).

(2) The amounts reported in this column represent the grant date fair value of NQSO awards granted in the indicated fiscal year, calculated in accordance with ASC 718. See Note 7 to the Audited Financial Statements for a discussion of the relevant assumptions used in calculating these amounts. Prior to our spinoff from Merck, our NEOs received stock options under Merck's long-term equity incentive program, all of which were converted into Organon stock options in connection with the spinoff. Due to an administrative oversight, we inadvertently omitted the

incremental cost associated with the conversion of each NEO's Merck options into Organon stock options in each NEO's 2021 compensation in our 2022 and 2023 proxy statements. We have adjusted each NEO's 2021 compensation, as reflected above, to correct these values.

(3) The amounts reported for 2023 represent cash awards paid to the NEOs under the 2023 AIP.

(4) The amount reported in this column for Ms. Fiedler for 2023 represents the change in her accumulated benefits under the Swiss Savings Plan. See Note 15 to the Audited Financial Statements for a discussion of the relevant assumptions used in calculating this amount.

(5) The following table summarizes the compensation and benefits included under All Other Compensation in the 2023 Summary Compensation Table that were awarded to, earned by, or paid to the NEOs for the fiscal year ending December 31, 2023.

All Other Compensation

Name	401(k) Plan Company Contributions ($)	U.S. Non-Qualified Savings Plan Company Contributions ($)[a]	Relocation Expenses ($)[b]	Tax Gross-Up ($)[b]	Automobile Allowance ($)	Security Services ($)[c]	Total ($)
Kevin Ali	14,850	432,001	168,882	4,241	—	120,549	740,523
Matthew Walsh	14,850	199,250	—	—	—	—	214,100
Susanne Fiedler	—	—	26,826	16,475	28,958	—	72,259
Joseph Morrissey	14,850	191,394	—	—	—	—	206,244
Kirke Weaver	14,850	119,719	—	—	—	—	134,569
Sandra Milligan, M.D.	14,850	173,708	—	—	—	—	188,558

(a) The amounts reported in this column consist of crediting for company (i) matching contributions in 2023 and (ii) retirement contributions for 2023 (with payments made in early 2024 per applicable 401(k) plan rules), that could not be made into the Organon U.S. 401(k) plan due to applicable IRS contribution limits.

(b) As noted above, due to Mr. Ali's dual residency in the United States and Switzerland, Mr. Ali received benefits relating to housing costs ($107,751), tax compliance services ($54,509), and miscellaneous relocation costs ($6,623). In addition, Mr. Ali also received legacy tax equalization payments ($4,241) from Merck associated with Merck equity awards issued to him in and prior to 2020, which payments were funded by Merck at the time of the spinoff. As noted above, in connection with her relocation from Germany to Switzerland, Ms. Fiedler received benefits relating to tax compliance services ($25,005), miscellaneous relocation costs ($1,822) and tax gross-up payments($16,475) relating to her U.S. tax obligation resulting from working in the U.S. over 30 working days. The benefits received by Mr. Ali and Ms. Fiedler were valued on the basis of the aggregate incremental cost to Organon and represent the amount accrued for payment or paid to the executive, as applicable.

(c) As noted above, during 2023, Organon performed an updated comprehensive security assessment with respect to Mr. Ali. As a result of such assessment, Organon provided certain personal security services to Mr. Ali and his immediate family members in 2023, which included a personal driver and vehicle ($106,850) and residential monitoring costs ($13,700). The benefits received were valued on the basis of the aggregate incremental cost to Organon and represent the amount accrued for payment or paid to the executive.

(6) Due to an administrative error, we previously overstated the amount of Organon contributions to Mr. Ali's non-qualified savings plan in 2022 in our 2023 proxy statement. Thus, we have adjusted his 2022 "All Other Compensation" amount to reflect the corrected value.

(7) Ms. Fiedler's compensation, with the exception of LTI awards, was paid in Swiss francs and has been converted to U.S. dollars based on an exchange rate of CHF 1 = USD 1.0969 for 2023.

(8) Mr. Morrissey and Mr. Weaver were not NEOs in 2021 and Mr. Weaver was not an NEO in 2022.

(9) Prior to his appointment as an executive officer, Mr. Weaver entered into a retention agreement with the Company in 2022. The retention bonus, is payable in two installments in each of June 2023 and 2024. The amount reported above reflects payment of the first installment during 2023.

(10) Dr. Milligan's employment was terminated without cause on January 5, 2024. For a description of the payments and benefits payable to Dr. Milligan following her termination, see "Departure of NEO" in the Potential Payments Upon Termination or Change in Control section below.

2023 Grants of Plan-Based Awards Table

The following table provides information on the 2023 AIP and the PSUs, RSUs and NQSOs granted in 2023 to the NEOs. The number of shares subject to such awards were determined based on Organon's stock price on the date of such grant.

Name	Grant Date	Approval Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards			Estimated Future Payouts under Equity Incentive Plan Awards			All Other Stock Awards: Number of shares of stock or units (#)	All Other Option Awards: Number of securities underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[1] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Kevin Ali		(2)	—	1,875,000	3,750,000	—	—	—	—	—	—	—
	3/31/2023	2/6/2023(3)	—	—	—	—	—	—	116,921	—	—	2,749,982
	3/31/2023	2/6/2023(4)	—	—	—	—	—	—	—	419,847	23.52	2,749,368
	8/11/2023	7/25/2023(5)	—	—	—	118,790	237,580	475,160	—	—	—	5,510,668
Matthew Walsh		(2)	—	720,000	1,440,000	—	—	—	—	—	—	—
	3/31/2023	2/6/2023(3)	—	—	—	—	—	—	36,139	—	—	849,989
	3/31/2023	2/6/2023(4)	—	—	—	—	—	—	—	129,770	23.52	849,799
	8/11/2023	7/25/2023(5)	—	—	—	36,717	73,434	146,868	—	—	—	1,703,302
Susanne Fiedler		(2)	—	587,938	1,175,877	—	—	—	—	—	—	—
	3/31/2023	2/6/2023(3)	—	—	—	—	—	—	23,384	—	—	549,992
	3/31/2023	2/6/2023(4)	—	—	—	—	—	—	—	83,969	23.52	549,871
	8/11/2023	7/25/2023(5)	—	—	—	23,758	47,516	95,032	—	—	—	1,102,134
Joseph Morrissey		(2)	—	600,000	1,200,000	—	—	—	—	—	—	—
	3/31/2023	2/6/2023(3)	—	—	—	—	—	—	23,384	—	—	549,992
	3/31/2023	2/6/2023(4)	—	—	—	—	—	—	—	83,969	23.52	549,871
	8/11/2023	7/25/2023(5)	—	—	—	23,758	47,516	95,032	—	—	—	1,102,134
Kirke Weaver		(2)	—	455,000	910,000	—	—	—	—	—	—	—
	3/31/2023	2/6/2023(3)	—	—	—	—	—	—	18,601	—	—	437,496
	3/31/2023	2/6/2023(4)	—	—	—	—	—	—	—	66,793	23.52	437,394
	8/11/2023	7/25/2023(5)	—	—	—	18,898	37,796	75,592	—	—	—	876,678
Sandra Milligan, M.D.		(2)	—	640,000	1,280,000	—	—	—	—	—	—	—
	3/31/2023	2/6/2023(3)	—	—	—	—	—	—	29,230	—	—	687,490
	3/31/2023	2/6/2023(4)	—	—	—	—	—	—	—	104,961	23.52	687,337
	8/11/2023	7/25/2023(5)	—	—	—	29,698	59,395	118,790	—	—	—	1,377,667

(1) The amounts reported represent the grant date fair value associated with the grant of PSU, RSU and NQSO awards during 2023, as computed in accordance with ASC 718. In the case of the PSUs, the grant date fair value is calculated using a Monte Carlo valuation for relative TSR, and for the free cash flow portion, the closing stock price on the date of grant and the probable satisfaction of the performance conditions for such awards as of the date of grant. See Note 7 to the Audited Financial Statements for a discussion of the relevant assumptions used in calculating these amounts.

(2) These amounts represent threshold (for which no values are included because the Talent Committee has the authority to reduce awards to a $0 payout), target and maximum cash award levels set in 2023 under the 2023 AIP. The amount actually paid to each NEO under the 2023 AIP is reported in the Non-Equity Incentive Plan Compensation column in the 2023 Summary Compensation Table on page 66.

(3) Represents RSUs that vest in three substantially equal annual installments on each of the first through third anniversaries of the grant date, subject to the NEO's continued employment through each applicable vesting date.

(4) Represents NQSOs that vest in three substantially equal annual installments on each of the first through third anniversaries of the grant date, subject to the NEO's continued employment through each applicable vesting date.

ORGANON
Here for her health

(5) Represents PSUs granted to the NEOs in 2023. These PSUs are scheduled to vest on December 31, 2025, subject to the achievement of the applicable performance goals relating to free cash flow and relative TSR over the January 1, 2023 through December 31, 2025 performance period. The number of units subject to the PSU awards may increase during the performance period as a result of the deemed reinvestment of dividend equivalents prior to settlement of the award, and any such additional units will be subject to the same performance-based and service-based vesting conditions as the underlying PSUs.

Outstanding Equity Awards at 2023 Fiscal Year-End Table

The following table summarizes outstanding option awards and unvested stock awards held by each NEO on December 31, 2023.

Name	Grant Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Kevin Ali	5/2/2014	27,021	—	27.67	5/1/2024	—	—	—	—
	5/1/2015	60,821	—	28.44	4/30/2025	—	—	—	—
	5/10/2016	38,120	—	25.98	5/9/2026	—	—	—	—
	5/5/2017	72,063	—	30.40	5/4/2027	—	—	—	—
	5/4/2018	77,028	—	27.44	5/3/2028	—	—	—	—
	5/3/2019	59,413	—	38.01	5/2/2029	—	—	—	—
	5/1/2020	63,578	—	36.91	4/30/2030	—	—	—	—
	3/31/2021[3]	—	—	—	—	88,121	1,270,705	—	—
	5/4/2021[4]	343,644	171,827	36.11	5/3/2031	—	—	—	—
	5/4/2021[5]	—	—	—	—	22,161	319,562	—	—
	8/17/2021[6]	—	133,928	35.38	8/16/2031	—	—	—	—
	8/17/2021[7]	—	—	—	—	—	—	21,198	305,675
	3/31/2022[4]	66,137	132,275	34.93	3/30/2032	—	—	—	—
	3/31/2022[5]	—	—	—	—	42,943	619,238	—	—
	8/9/2022[8]	—	—	—	—	—	—	121,853	1,757,127
	3/31/2023[4]	—	419,847	23.52	3/30/2033	—	—	—	—
	3/31/2023[5]	—	—	—	—	116,921	1,686,001	—	—
	8/11/2023[9]	—	—	—	—	—	—	201,943	2,912,018
Matthew Walsh	3/31/2021[3]	—	—	—	—	33,044	476,494	—	—
	5/4/2021[4]	128,866	64,436	36.11	5/3/2031	—	—	—	—
	5/4/2021[5]	—	—	—	—	8,310	119,830	—	—
	8/17/2021[6]	—	44,642	35.38	8/16/2031	—	—	—	—

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
	8/17/2021[7]	—	—	—	—	—	—	7,066	101,892
	3/31/2022[4]	23,883	47,766	34.93	3/30/2032	—	—	—	—
	3/31/2022[5]	—	—	—	—	15,507	223,611	—	—
	8/9/2022[8]	—	—	—	—	—	—	44,003	634,520
	3/31/2023[4]	—	129,770	23.52	3/30/2033	—	—	—	—
	3/31/2023[5]	—	—	—	—	36,139	521,124	—	—
	8/11/2023[9]	—	—	—	—	—	—	62,419	900,081
Susanne Fiedler	5/10/2016	26,123	—	25.98	5/9/2026	—	—	—	—
	5/5/2017	45,039	—	30.40	5/4/2027	—	—	—	—
	5/4/2018	46,215	—	27.44	5/3/2028	—	—	—	—
	5/3/2019	35,647	—	38.01	5/2/2029	—	—	—	—
	5/1/2020	50,863	—	36.91	4/30/2030	—	—	—	—
	3/31/2021[3]	—	—	—	—	19,827	285,905	—	—
	5/4/2021[4]	77,318	38,662	36.11	5/3/2031	—	—	—	—
	5/4/2021[5]	—	—	—	—	4,989	71,941	—	—
	8/17/2021[6]	—	22,321	35.38	8/16/2031	—	—	—	—
	8/17/2021[7]	—	—	—	—	—	—	3,533	50,946
	3/31/2022[4]	14,697	29,394	34.93	3/30/2032	—	—	—	—
	3/31/2022[5]	—	—	—	—	9,543	137,610	—	—
	8/9/2022[8]	—	—	—	—	—	—	27,078	390,471
	3/31/2023[4]	—	83,969	23.52	3/30/2033	—	—	—	—
	3/31/2023[5]	—	—	—	—	23,384	337,197	—	—
	8/11/2023[9]	—	—	—	—	—	—	40,389	582,404
Joseph Morrissey	5/2/2014	46,323	—	27.67	5/1/2024	—	—	—	—
	5/1/2015	52,132	—	28.44	4/30/2025	—	—	—	—
	5/10/2016	57,177	—	25.98	5/9/2026	—	—	—	—
	5/5/2017	45,039	—	30.40	5/4/2027	—	—	—	—
	5/4/2018	30,810	—	27.44	5/3/2028	—	—	—	—
	5/3/2019	23,765	—	38.01	5/2/2029	—	—	—	—
	5/1/2020	34,967	—	36.91	4/30/2030	—	—	—	—
	3/31/2021[3]	—	—	—	—	14,319	206,480	—	—



		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
	5/4/2021[4]	55,840	27,924	36.11	5/3/2031	—	—	—	—
	5/4/2021[5]	—	—	—	—	3,604	51,970	—	—
	8/17/2021[6]	—	22,321	35.38	8/16/2031	—	—	—	—
	8/17/2021[7]	—	—	—	—	—	—	3,533	50,946
	3/31/2022[4]	12,125	24,250	34.93	3/30/2032	—	—	—	—
	3/31/2022[5]	—	—	—	—	7,873	113,529	—	—
	8/9/2022[8]	—	—	—	—	—	—	22,340	322,138
	3/31/2023[4]	—	83,969	23.52	3/30/2033	—	—	—	—
	3/31/2023[5]	—	—	—	—	23,384	337,197	—	—
	8/11/2023[9]	—	—	—	—	—	—	40,389	582,404
Kirke Weaver	5/4/2018	18,486	—	27.44	5/3/2028	—	—	—	—
	5/3/2019	19,606	—	38.01	5/2/2029	—	—	—	—
	5/1/2020	25,748	—	36.91	4/30/2030	—	—	—	—
	3/31/2021[3]	—	—	—	—	4,957	71,480	—	—
	5/4/2021[4]	19,330	9,666	36.11	5/3/2031	—	—	—	—
	5/4/2021[5]	—	—	—	—	1,248	17,996	—	—
	3/31/2022[5]	—	—	—	—	8,588	123,839	—	—
	11/7/2022[10]	—	—	—	—	6,250	90,125	—	—
	3/31/2023[4]	—	66,793	23.52	3/30/2033	—	—	—	—
	3/31/2023[5]	—	—	—	—	18,601	268,226	—	—
	8/11/2023[9]	—	—	—	—	—	—	32,127	463,266
Sandra Milligan, M.D.[11]	5/10/2016	48,931	—	25.98	5/9/2026	—	—	—	—
	5/5/2017	63,054	—	30.40	5/4/2027	—	—	—	—
	5/4/2018	53,919	—	27.44	5/3/2028	—	—	—	—
	5/3/2019	41,589	—	38.01	5/2/2029	—	—	—	—
	5/1/2020	44,504	—	36.91	4/30/2030	—	—	—	—
	3/31/2021[3]	—	—	—	—	19,827	285,905	—	—
	5/4/2021[4]	77,318	38,662	36.11	5/3/2031	—	—	—	—
	5/4/2021[5]	—	—	—	—	4,989	71,941	—	—

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
	8/17/2021[6]	—	22,321	35.38	8/16/2031	—	—	—	—
	8/17/2021[7]	—	—	—	—	—	—	3,533	50,946
	3/31/2022[4]	18,371	36,743	34.93	3/30/2032	—	—	—	—
	3/31/2022[5]	—	—	—	—	11,928	172,002	—	—
	8/9/2022[8]	—	—	—	—	—	—	33,848	488,086
	3/31/2023[4]	—	104,961	23.52	3/30/3033	—	—	—	—
	3/31/2023[5]	—	—	—	—	29,230	421,497	—	—
	8/11/2023[9]	—	—	—	—	—	—	50,486	728,005

(1) The market value of shares or units of stock that have not vested reflects a stock price of $14.42, our closing stock price on December 29, 2023, the last trading day of 2023.

(2) PSU awards are reflected at threshold performance for the 2021 PSUs and at target performance for the 2022 and 2023 PSUs based on the trending performance level achieved at fiscal year-end December 31, 2023.

(3) Granted by Merck as PSU awards that converted into time-based RSU awards at spinoff. Subject to the original terms and conditions of the awards when granted, with a vest date of December 31, 2023, and a distribution date of February 28, 2024.

(4) This NQSO vests in three substantially equal annual installments on each of the first through third anniversaries of the grant date, subject to the NEO's continued employment through each applicable vesting date.

(5) These RSUs vest in three substantially equal annual installments on each of the first through third anniversaries of the grant date, subject to the NEO's continued employment through each applicable vesting date.

(6) This NQSO vests in full on the third-year anniversary of the grant date, subject to the NEO's continued employment through the vesting date. Due to an administrative oversight, we inadvertently disclosed these NQSOs as subject to the three-year annual vesting in our 2022 and 2023 proxy statements. We have adjusted the vesting status of such NQSOs, as reflected above, to reflect their correct vesting schedule.

(7) These PSUs are scheduled to vest on August 16, 2024, subject to the achievement of the applicable performance goals relating to Organon's relative TSR over the August 17, 2021, through August 16, 2024 performance period.

(8) These PSUs are scheduled to vest on December 31, 2024, subject to the achievement of the applicable performance goals relating to free cash flow and relative TSR over the January 1, 2022, through December 31, 2024 performance period.

(9) These PSUs are scheduled to vest on December 31, 2025, subject to the achievement of the applicable performance goals relating to free cash flow and relative TSR over the January 1, 2023, through December 31, 2025 performance period.

(10) These remaining unvested RSUs vest in substantially equal installments on March 31 of 2024 and 2025, subject to the NEO's continued employment through the vesting date.

(11) For further information regarding the treatment of Dr. Milligan's equity awards upon her termination of employment, see "Departure of NEO" in the Potential Payments Upon Termination or Change in Control section below.

2023 Option Exercises and Stock Awards Vested Table

The table below shows the aggregate number of shares of Organon common stock acquired during 2023 upon the vesting of RSU and PSU awards. None of the NEOs exercised any NQSOs during 2023.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)
Kevin Ali	57,733	1,385,498
Matthew Walsh	38,410	861,582
Susanne Fiedler	21,039	513,093
Joseph Morrissey	15,291	372,035
Kirke Weaver	14,380	344,392
Sandra Milligan, M.D.	20,823	505,411

(1) For all NEOs except Mr. Walsh, includes the payout of their 2020-2022 Merck PSU awards which were converted into Organon RSU awards upon the spinoff. Such awards vested on December 31, 2022, but were not settled until February 2023.

2023 Nonqualified Deferred Compensation Table

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)[1]	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)[2]
Kevin Ali	—	432,001	59,062	—	901,041
Matthew Walsh	—	199,250	46,934	—	420,527
Susanne Fiedler[3]	—	—	—	—	—
Joseph Morrissey	—	191,394	40,607	—	417,424
Kirke Weaver	—	119,719	18,014	—	219,289
Sandra Milligan, M.D.	—	173,708	25,774	—	351,658

(1) These amounts are included in the "All Other Compensation" column in the 2023 Summary Compensation Table on page 66. The amounts reported in this column consist of crediting for company (i) matching contributions in 2023 and (ii) retirement contributions earned in 2023 (with payments made in early 2024 per applicable plan rules), that could not be made into the Organon U.S. 401(k) plan due to applicable IRS contribution limits.
(2) The aggregate balance for each NEO includes the following amounts that are included as prior year compensation in the Summary Compensation Table: (i) for Mr. Ali, $428,905, (ii) for Mr. Walsh $181,609, (iii) for Mr. Morrissey, $152,010, (iv) for Mr. Weaver, $0, and (v) for Dr. Milligan, $156,293.
(3) Ms. Fiedler does not participate in the NQ Savings Plan (as defined below) as she does not reside in the U.S.

Narrative to 2023 Nonqualified Deferred Compensation Table

We maintain a non-qualified savings plan (the "NQ Savings Plan") for certain of our employees on U.S. payroll, including each of our NEOs other than Ms. Fiedler. Under the NQ Savings Plan, participants receive credits equal to the company contributions, consisting of employer matching contributions of up to 4.5% of participants' eligible compensation and retirement contributions ranging between 4.5% and 10% of participants' eligible compensation based on their age and service, that a participant would have received under Organon's U.S. 401(k) plan but for the contribution and compensation limitations imposed by the Internal Revenue Code.

Participants are generally permitted to choose from the mutual funds available for investment under Organon's U.S. 401(k) plan for purposes of determining the imputed gains, and losses applicable to their NQ Savings Plan accounts. The NQ Savings Plan is unfunded. Participants may specify the timing of initiating the payment of their accounts by choosing either a specified payment date (up to 15 years following separation from service) or electing payment upon separation from service, and in either case may elect to receive their accounts in a lump sum or in annual installments over a period of up to 15 years. With respect to each year's contributions and imputed earnings, the participant may make a separate distribution election.

2023 Pension Benefits Table

The following table provides information regarding Ms. Fiedler's pension benefits under the Swiss Savings Plan as of December 31, 2023.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
Susanne Fiedler	Organon Pensionskasse Schweiz	3	547,944	—

(1) The present value of Ms. Fiedler's accumulated benefit as of December 31, 2023, shown in dollars, was converted from Swiss francs based on an exchange rate of CHF 1 = USD 1.0969. See Note 15 to the Audited Financial Statements for a discussion of the relevant assumptions used in calculating this amount.

Ms. Fiedler participated in the Swiss Savings Plan, a cash balance-based pension arrangement, under which Organon contributes an annual amount on behalf of each participant based on such participant's salary, bonus and age. Participants may also make contributions based on their salary, bonus and age. Additionally, participants are credited with interest at a rate of 3.5% (or, if higher, the minimum interest credit rate required under applicable Swiss law). Payments to participants are based on accumulated capital in the participant's plan account and may be taken as a lump sum or annuity at normal retirement, beginning at age 64 for women and age 65 for men. Participants may also elect to receive a reduced benefit beginning at age 58 in the event of early retirement.

Potential Payments Upon Termination or Change in Control

In connection with the spinoff, Organon adopted the Severance Plan. The Severance Plan provides payments and benefits to certain eligible members of Organon's management team, including each of the NEOs, in the event of a termination of employment without cause (as defined in the Severance Plan). Payments and benefits under the Severance Plan are conditioned upon execution of a release of claims, which may contain restrictive covenants, and include (i) a lump sum cash payment in an amount equal to 1.0 times (or 2.0 times in the case of the CEO) the sum of the executive officer's annual base salary and target annual cash incentive opportunity, (ii) with respect to a termination of employment that occurs between June 30th and December 31st of the calendar year, a pro-rata annual cash incentive payment based on the executive officer's target incentive opportunity for the year of termination and (iii) subsidized medical and dental coverage (and continuation of basic life insurance coverage) for up to 12 months (or 24 months in the case of the CEO, which effective 2024, has been decreased to 18 months for the CEO's life insurance continuation); provided, that with respect to participants who were previously employed by Merck or any of its subsidiaries immediately prior to the spinoff, (A) the amount described in clause (i) will be no less than a certain number of weeks' worth of base salary determined based on the participant's number of years of continuous service with Merck and Organon as of the termination date and (B) if such participants have 20 or more complete years of continuous service with Merck and Organon, then they will be eligible to receive the subsidized medical and dental coverage described in clause (iii) for up to 78 weeks. The Severance Plan does not provide for any payments or benefits upon a termination for cause or any resignation of an eligible employee's employment. Furthermore, severance payments and benefits are subject to forfeiture in the event an employee breaches any obligations of his or her terms and conditions of employment or makes any false or misleading statements about Organon or any of its affiliates or their products, officers or employees to competitors, customers, potential customers or to current employees or former employees.

In addition to the Severance Plan, Organon also adopted the CIC Severance Plan. The CIC Severance Plan provides "double trigger" severance payments and benefits to eligible employees, including the executive officers, in the event of a termination of employment without cause or a resignation for good reason (each as defined in the CIC

Severance Plan) during the two-year period following a change in control (as defined in the CIC Severance Plan). Payments and benefits under the CIC Severance Plan are conditioned upon execution of a release of claims and include (i) a lump sum cash payment in an amount equal to 2.0 times the sum of the executive officer's annual base salary and target annual cash incentive opportunity, (ii) a pro-rata annual cash incentive payment based on the executive officer's target incentive opportunity for the year of termination, and (iii) a lump sum cash payment intended to offset the costs of continued medical and dental coverage for up to 24 months.

Under the terms of the Severance Plan and the CIC Severance Plan, if the payments and benefits to an NEO under the Severance Plan, CIC Severance Plan or another plan, arrangement or agreement would subject the NEO to the excise tax imposed by Section 4999 of the Internal Revenue Code, then such payments will be reduced by the minimum amount necessary to avoid such excise tax, but only if such reduction will result in the NEO receiving a higher net after-tax amount.

The table below sets forth Organon's payment obligations pursuant to the terms of the Severance Plan or CIC Severance Plan, as applicable, under the circumstances described below, assuming each NEO's employment had been terminated on December 31, 2023, except with respect to Dr. Milligan. For a description of the payments and benefits payable to Dr. Milligan following her termination, see the subsection titled "Departure of NEO" below. For a description of the value of stock-based awards held by the NEOs that are subject to vesting upon a termination of employment, see the subsection titled "Accelerated Vesting of Stock-Based Awards" below.

Name	Type of Payment or Benefit[1]	Termination Without Cause ($)	Termination Without Cause or Resignation For Good Reason in Connection With Change in Control ($)
Kevin Ali	Severance Pay	6,250,000[2]	6,250,000[5]
	Pro-Rated Annual Incentive[3]	1,875,000	1,875,000
	Welfare Benefits Continuation[4]	40,114	44,622
Matthew Walsh	Severance Pay	1,620,000[2]	3,240,000[5]
	Pro-Rated Annual Incentive[3]	720,000	720,000
	Welfare Benefits Continuation[4]	28,794	65,818
Susanne Fiedler[6]	Severance Pay	1,690,323[2]	2,645,723[5]
	Pro-Rated Annual Incentive[3]	587,938	587,938
	Welfare Benefits Continuation[4]	—	—
Joseph Morrissey	Severance Pay	1,725,000[2]	2,700,000[5]
	Pro-Rated Annual Incentive[3]	600,000	600,000
	Welfare Benefits Continuation[4]	42,938	65,818
Kirke Weaver	Severance Pay	1,355,000[2]	2,210,000[5]
	Pro-Rated Annual Incentive[3]	455,000	455,000
	Welfare Benefits Continuation[4]	42,769	65,818

(1) Under the terms of the Severance Plan and the CIC Severance Plan, if the payments and benefits to an NEO under the Severance Plan, CIC Severance Plan or another plan, arrangement or agreement would subject the NEO to the excise tax imposed by Section 4999 of the Internal Revenue Code, then such payments will be reduced by the minimum amount necessary to avoid such excise tax, but only if such reduction will result in the NEO receiving a higher net after-tax amount. The amounts reflected in this table do not reflect the application of any reduction in compensation or benefits pursuant to the terms of the Severance Plan or the CIC Severance Plan.

(2) This amount represents a cash payment in an amount equal to 2.0 times the sum of the executive officer's annual base salary and target annual cash incentive opportunity for Mr. Ali. With respect to Ms. Fiedler and Mr. Morrissey, this amount represents 78 weeks' base salary and target annual incentive opportunity. With respect to Mr. Weaver, this amount represents 72 weeks' base salary and target annual incentive opportunity. With respect to Mr. Walsh, this amount represents 1.0 times annual base salary and target annual incentive opportunity.

(3) Represents a pro-rata annual cash incentive payment based on the NEO's target incentive opportunity for the year of termination. Amounts reported in this row have not been pro-rated, as this table assumes that the NEO's employment was terminated on December 31, 2023.

(4) Represents the incremental cost of subsidized medical and dental coverage for (i) with respect to a termination without cause, 24 months for Mr. Ali, 18 months for Mr. Morrissey and Mr. Weaver, and 12 months for Mr. Walsh and (ii) with respect to a termination without cause or resignation for good reason within two years following a change in control, 24 months for all NEOs. Organon does not sponsor medical or dental plans in Switzerland and, accordingly, Ms. Fiedler is not entitled to subsidized medical and dental coverage upon a termination of employment.

(5) Represents a cash payment in an amount equal to 2.0 times the sum of the NEO's annual base salary and target annual cash incentive opportunity.

(6) Amounts for Ms. Fiedler have been converted to U.S. dollars based on an exchange rate of CHF 1 = USD 1.0969.

Accelerated Vesting of Stock-Based Awards

The table below sets forth the value of Organon's obligations upon the vesting of the stock-based awards held by our NEOs as described below and assumes that the triggering event took place on December 31, 2023.

Name	Type of Payment or Benefit	Involuntary Termination (not for poor performance)/ Termination Without Cause/Retirement ($)[1][5]	Death/Disability ($)[2][5]	Sale ($)[3][5]	Involuntary Termination Following a Change in Control ($)[4][5]
Kevin Ali	NQSO Accelerated Vesting	—	—	—	—
	PSU Accelerated Vesting	1,807,201	1,807,201	2,308,048	5,866,996
	RSU Accelerated Vesting	896,228	1,029,379	1,553,796	2,624,801
Matthew Walsh	NQSO Accelerated Vesting	—	—	—	—
	PSU Accelerated Vesting	610,700	610,700	791,562	1,933,506
	RSU Accelerated Vesting	303,013	352,942	535,718	864,566
Susanne Fiedler	NQSO Accelerated Vesting	—	—	—	—
	PSU Accelerated Vesting	383,699	383,699	494,998	1,224,687
	RSU Accelerated Vesting	189,780	219,755	333,484	546,749
Joseph Morrissey	NQSO Accelerated Vesting	—	—	—	—
	PSU Accelerated Vesting	344,745	344,745	436,566	1,134,930
	RSU Accelerated Vesting	167,872	189,526	287,794	502,696
Kirke Weaver	NQSO Accelerated Vesting	—	—	—	—
	PSU Accelerated Vesting	128,146	128,146	128,146	566,184
	RSU Accelerated Vesting	171,287	178,785	335,896	500,187

(1) Under the terms of the applicable award agreements, upon the NEO's involuntary termination (not for poor performance), termination without cause or retirement, a pro-rated portion of the NQSO and RSU awards will vest, and a pro-rated portion of the PSU award will vest based upon actual performance.

(2) Under the terms of the applicable award agreements, upon the NEO's death or disability, (i) PSUs and RSUs granted by Merck in 2021 that were converted into time-based Organon RSUs will vest in full and (ii) a pro-rated portion of the PSUs, RSUs and NQSO awards granted by Organon will vest, based upon actual performance with respect to PSU awards.

(3) Under the terms of the applicable award agreements, upon a termination of the NEO's employment following a sale of the subsidiary, division or joint venture of the entity by whom the NEO is employed, (i) the award will vest with respect to one-third of the shares subject to the award, in the case of a termination less than one year following the grant date, and (ii) the award will vest in full upon such termination of employment, in the case of a termination that occurs on or after the one-year anniversary of the grant date, in each case, based upon actual performance with respect to PSU awards.

(4) Under the terms of the applicable award agreements, the award will fully vest upon an involuntary termination of the NEO's employment prior to the second anniversary of the closing of a change in control. PSU awards are converted to time-based RSU awards upon a change in control, based on (i) target performance with respect to PSUs granted in 2023 and 2022 and (ii) with respect to PSUs granted in 2021, actual relative TSR performance.

(5) Amounts in this table have been calculated based on a stock price of $14.42, our closing stock price on December 29, 2023, the last trading day of 2023. For PSU awards which vest based on actual performance, amounts reflect the trending performance level achieved as of December 31, 2023.



Departure of NEO

As noted in the CD&A, Dr. Milligan ceased serving as Executive Vice President and Head of Research and Development effective December 1, 2023, and served as a senior advisor to Organon until her separation from employment on January 5, 2024. While serving as a senior advisor, she continued to receive her normal base salary as described in the CD&A. Because Dr. Milligan's separation from employment constituted a termination of her employment by Organon without cause under the Severance Plan, she received the following severance benefits in accordance with the Severance Plan and a separation agreement entered into between Organon and Dr. Milligan: (i) a lump sum cash payment of $1,440,000, which is equal to the sum of her 2023 annual base salary and target AIP, (ii) subsidized medical and dental coverage and continuation of basic life insurance coverage for up to 12 months at a total Company cost of approximately $28,682, and (iii) outplacement assistance for up to 12 months at a total Company cost approximately $4,650. Dr. Milligan also received full payout of her 2023 AIP based on actual performance because her termination of employment occurred after the end of 2023. With respect to Dr. Milligan's unvested equity awards, upon her termination:

- NQSOs – She remained eligible to vest in a pro-rated portion of her unvested NQSOs (based on the number of months she was employed during the applicable vesting period) on the next scheduled vesting date of the applicable award. The remaining unvested NQSOs were forfeited upon her termination. Her vested NQSOs will expire on the day before the one-year anniversary of her termination (or, if earlier, the original expiration date of the applicable NQSO).

- RSUs – She remained eligible to vest in a pro-rated portion of her unvested RSUs (based on the number of months she was employed during the applicable vesting period) on the next scheduled vesting date of the applicable award. The remaining unvested RSUs were forfeited upon her termination.

- PSUs – She remained eligible to vest in a pro-rated portion (based on the number of months she was employed during the applicable performance period) of any earned PSUs based on actual performance for the performance period. Any earned PSUs will be settled on the dates the applicable PSUs are settled for our other executives.

The separation agreement with Dr. Milligan also contains a general release of claims in favor of Organon, along with confidentiality, non-disparagement, a two-year employee non-solicitation, and other customary covenants.

CEO Pay Ratio

Introduction

The following is a disclosure of (1) total annual compensation for our CEO, (2) the median total annual compensation for our employees globally, excluding our CEO and (3) the ratio of those two numbers. Under the SEC rules, companies may identify the median total annual compensation using a wide variety of methods including reasonable assumptions and estimations. Therefore, the pay ratio reported by other companies may not be comparable to Organon's pay ratio below. Given the leverage of our executive compensation program towards performance-based elements, we expect that our pay ratio disclosure will fluctuate year-to-year based on the company's performance against the pre-established performance goals.

Median Total Annual Compensation

We used base salary as of December 1, 2023, to identify the employee with the median total annual compensation (excluding our CEO). For this purpose, we annualized base salary for all full- and part-time employees (excluding our CEO) hired after January 1, 2023, and employed as of December 1, 2023. We converted foreign currency to USD based on the spot foreign exchange rate as of December 1, 2023.

Exemptions

Total Employees Before and After De Minimis Exemption

Organon's employee population as of December 1, 2023, included 1,606 employees (16%) in the United States and 8,721 employees (84%) outside the United States. After excluding 516 employees in 11 countries, as detailed in the table below and up to the 5% limit allowable under the SEC disclosure rules, we identified our median employee from a group of approximately 9,811 employees globally.

Excluded Under De Minimis Exemption

Country	Number of Employees
Algeria	23
Bosnia and Herzegovina	2
Dominican Republic	2
Egypt	108
Hungary	19
Indonesia	209
Malaysia	63
North Macedonia	1
Serbia	12
Turkey	64
Ukraine	13
Total	516

The Ratio

The total annual compensation of our median employee, calculated in the same manner as we calculate total annual compensation for purposes of the Summary Compensation Table, was $77,946. The total annual compensation for our CEO, as reflected in the 2023 Summary Compensation Table, was $14,832,272. A reasonable estimation of the ratio of our CEO's compensation to our median employee's compensation is 190 to 1.

Pay vs. Performance

In accordance with Item 402(v) of Regulation S-K, we are providing the following information regarding the relationship between compensation of our chief executive officer ("CEO" or "PEO" as used in the tables) and other named executive officers ("other NEOs") and certain financial performance measures of Organon. For further information on Organon's pay-for-performance philosophy and how executive compensation aligns with the company's performance, refer to the CD&A section of this proxy statement.

Pay vs. Performance Table

					Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for CEO[1&2]	Compensation Actually Paid to CEO[1&3]	Average Summary Compensation Table Total for Other NEOs[1&2]	Average Compensation Actually Paid to Other NEOs[1&3]	Total Shareholder Return[4]	Peer Group Total Shareholder Return[4]	Net Income (millions)[5]	Adjusted EBITDA (millions)[6]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2023	$14,832,272	$ (553,768)	$4,067,136	$ 761,713	$43.71	$126.39	$1,023	$2,000
2022	$13,532,980	$11,727,234	$4,131,865	$3,726,599	$79.65	$120.52	$ 917	$2,232
2021	$18,550,737	$14,257,800	$5,306,233	$4,039,153	$83.72	$114.88	$1,351	$1,441

1. Kevin Ali served as the company's CEO for the entirety of 2021, 2022, and 2023 and the company's other NEOs for the applicable years were as follows:

Year	Other NEOs
2023	Matthew Walsh, Susanne Fiedler, Joseph Morrissey, Kirke Weaver, Sandra Milligan, M.D.
2022	Matthew Walsh, Susanne Fiedler, Sandra Milligan, M.D., Joseph Morrissey
2021	Matthew Walsh, Susanne Fiedler, Sandra Milligan, M.D., Deborah Telman

2. Amounts reported in this column represent (i) the total compensation reported in the Summary Compensation Table for the applicable year in the case of Mr. Ali and (ii) the average of the total compensation reported in the Summary Compensation Table for the applicable year for our other NEOs.

3. To calculate compensation actually paid ("CAP"), adjustments were made to the amounts reported in the Summary Compensation Table for the applicable year. A reconciliation of the adjustments for Mr. Ali and for the average adjustments of the other NEOs is set forth in the following table. Amounts do not reflect actual compensation earned by or paid to our NEOs during the applicable year.

Reconciliation from Summary Compensation Table to Compensation Actually Paid

	CEO			Other NEO Average[g]		
	2023	**2022**	**2021**	**2023**	**2022**	**2021**
Summary Compensation Table Total[a]	$14,832,272	$13,532,980	$18,550,737	$ 4,067,136	$4,131,865	$5,306,233
Less: Reported Fair Value of Equity Awards[b]	$11,010,018	$ 9,595,168	$15,410,467	$ 2,462,229	$2,505,381	$3,817,067
Less: Reported Change in Pension Value[c]	0 $	0 $	0 $	51,854 $	20,022 $	44,682
Add: Year-End Fair Value of Equity Awards Granted in the Year[d]	$ 5,473,146	$ 8,321,063	$11,388,323	$ 1,223,989	$2,172,703	$2,783,489
Add: Change in Fair Value (from Prior Year-End to Vesting Date) of Equity Awards Granted in Prior Years that Vested in the Year[d]	$ (2,025,349)	$ 348,186	$ (88,844)	$ (470,764)	$ 96,889	$ (82,426)
Add: Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years[d]	$ (8,202,307)	$ (1,244,644)	$ (386,466)	$(1,664,897)	$ (310,885)	$ (234,305)
Add: Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation[e]	$ 378,489	$ 364,816	$ 204,517	$ 91,881	$ 103,534	$ 71,213
Add: Service Cost and Prior Service Cost For Benefit and Actuarial Pension Plans[f]	$ 0	$ 0	$ 0	$ 28,451	$ 57,896	$ 56,698
Compensation Actually Paid	$ (553,768)	$11,727,234	$14,257,800	$ 761,713	$3,726,599	$4,039,153

[a] Represents "Total Compensation" as reported in the Summary Compensation Table for the indicated fiscal year. With respect to the other NEOs, amounts shown represent averages. As noted in the footnotes to the Summary Compensation Table, we have made certain correctional adjustments to the award values and total compensation reported in prior years' proxy statements. The values and adjustments included herein reflect such corrected values.

[b] Represents the aggregate grant date fair value reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year. As noted in the footnotes to the Summary Compensation Table, we have made certain correctional adjustments to the equity award values and total compensation reported in prior years' proxy statements. The values and adjustments included herein reflect such corrected values.

[c] Represents the aggregate change in actuarial present value of the accumulated benefit under all defined benefit and actuarial pension plans reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column in the Summary Compensation Table for the applicable year, calculated using the same methodology as used in the company's financial statements under generally accepted accounting principles.

[d] In accordance with Item 402(v) requirements, the fair values of unvested and outstanding equity awards to our NEOs were remeasured starting with the date that Organon's common stock became publicly traded in June 2021, and subsequently as of each vesting date and as of the end of each fiscal year, as applicable, during the years displayed in the table above. Fair values as of each measurement date were determined using valuation assumptions and methodologies (including volatility, dividend yield, and risk-free interest rates) that are materially consistent with those used to estimate fair value at grant under U.S. GAAP.

For options, a lattice valuation model was used to estimate the fair value as of the various measurement dates. For market-based PSUs, fair values were estimated using a Monte Carlo simulation model. The assumptions used in calculating the fair value of the equity awards did not differ in any material respect from the assumptions used to calculate the grant date fair value of the awards as reported in the Summary Compensation Table, except that the fair value calculations of (i) the options granted on or between May 1, 2020 and March 31, 2023 used an expected term between 6.01 – 8.19 years in 2023, as compared to an expected life of 5.89 years used to calculate the grant date fair value of such awards, and a dividend yield between 4.5% and 7.5% in 2023, as compared to a yield between 3.1% -4.8% used to calculate the grant date



fair value of the awards, and (ii) for performance awards that vest based on a Free Cash Flow metric, the PSU awards granted in 2022 and 2023 assumed a payout below target at the end of 2023 as compared to the grant date fair value calculations which assumed a payout at target. For more information, see "Stock-Based Compensation Plans" in the Notes to Consolidated Financial Statements contained in the company's Annual Report on Form 10-K for the corresponding fiscal year, where we explain assumptions made in valuing equity awards at grant.

(e) The values for 2021 and 2022 have been updated from those presented in the 2023 proxy statement. Last year, the value of dividends were included only upon payment of the underlying equity grant. This year, we have adjusted such values to include the value of dividends as they accrue over the vesting period of the underlying equity grant.

(f) Represents the sum of the actuarial present value of the benefits under all defined benefit and actuarial pension plans attributable to services rendered during the indicated fiscal year, calculated using the same methodology as used in the company's financial statements under generally accepted accounting principles.

(g) See footnote 1 above for the other NEOs included in the average for each year.

4. The amounts reflect the cumulative total shareholder return of Organon common stock (column (f)) and the NYSE Arca Pharmaceutical Index (column (g)) at the end of each fiscal year. In each case, the comparison assumes an initial investment of $100 on June 3, 2021 (the day on which regular-way trading of Organon common stock commenced) in our common stock, and reinvestment of dividends. Historic stock price performance is not necessarily indicative of future stock price performance. Because we were not an independent company prior to the spinoff, we have assumed a $100 investment as of the first day of regular trading of our stock following the spinoff.

5. The dollar amounts reported represent the net income reflected in Organon's audited financial statements for the applicable year.

6. While we use numerous financial and non-financial performance measures to evaluate performance under our compensation programs, Adjusted EBITDA is the financial performance measure that, in Organon's assessment, represents the most important performance measure used to link compensation actually paid to NEOs to company performance in 2023. See Appendix A of this proxy statement for a reconciliation of Adjusted EBITDA used for purposes of determining the AIP, a non-GAAP measure, to the most directly comparable GAAP measure. The 2023 Adjusted EBITDA reported within this table differs from the Adjusted EBITDA amount reported in our fiscal year end 2023 earnings release filed with the SEC on February 15, 2024, because the Adjusted EBITDA reported herein was adjusted to exclude the impact of foreign currency exchange rates and certain business development expenses. The amount reported for 2021 ($1.441B) represents the Adjusted EBITDA for the post-spin period from June to December 2021.

Pay vs. Performance Table Discussion and Analysis

In accordance with Item 402(v) requirements, we are providing the following charts to describe the relationships between information presented in the Pay vs. Performance table above.

Relationship Between Compensation Actually Paid (CAP) to CEO and Average CAP to Other NEOs vs. Cumulative TSR of Company and the Peer Group

The following chart shows the relationship between CAP to our CEO and average CAP to our other NEOs, and Organon's TSR, as well as the relationship between Organon's TSR and the TSR of our peer group (the NYSE Arca Pharmaceutical Index). We believe the CAP in each of the years reported above and over the cumulative period are reflective of the Talent Committee's emphasis on "pay-for-performance" as the CAP fluctuated year-over-year, primarily due to the result of our stock performance and our varying levels of achievement against pre-established performance goals. The CD&A describes in greater detail the Talent Committee's emphasis on "pay-for-performance" and how our executive compensation program is designed to link executive compensation with the achievement of our financial objectives as well as shareholder value creation.



Relationship Between CAP to CEO and Average CAP to Other NEOs vs. Net Income and Adjusted EBITDA

The following chart shows the relationship between CAP to our CEO and average CAP to our other NEOs, and Organon's Net Income and Adjusted EBITDA. Organon does not currently utilize Net Income as a metric in any of our incentive programs for our CEO and other NEOs. Meanwhile, Adjusted EBITDA is a component of the AIP and our performance against Adjusted EBITDA goals impacts the value of CAP. However, due to our spinoff from Merck in June 2021, the movement in our Adjusted EBITDA from a seven-month post-spin period in 2021 to two full years in 2022 and 2023 is not necessarily aligned with the aggregate CAP value. As required under SEC rules, CAP reflects the change in fair value of the equity awards granted to our CEO and other NEOs through the vesting date and fiscal year-end date, which is most greatly influenced by changes in our stock price, and may not correlate to our Net Income or Adjusted EBITDA performance in a given year.



CAP vs. Net Income and Adjusted EBITDA

(1) 2021 Adjusted EBITDA of $1,441M used for purposes of determining the AIP awards only reflects the post-spin period from June to December 2021.

Most Important Company Performance Measures for Determining Executive Compensation

Below is a list of financial performance measures, which in the company's assessment represent the most important financial performance measures used by the company to link CAP to the NEOs for 2023. Please see the CD&A (beginning on page 50) for a further description of these metrics and how they are used in the company's executive compensation program, including the AIP and 2023 PSUs:

· Adjusted EBITDA

· Relative TSR

· Constant Currency Revenue

Equity Compensation Plan Information

The following table summarizes information about Organon's equity compensation plans as of the close of business on December 31, 2023. The table does not include information about tax qualified plans such as the Organon U.S. 401(k) plan.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)(#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)(#)
Equity compensation plans approved by security holders[1]	14,391,000	32.20[2]	18,505,919
Equity compensation plans not approved by security holders	—	—	—
Total	14,391,000	32.20	18,505,919

(1) Reflects NQSOs, PSUs (assumed payout at 100% of target), and RSUs granted under the Organon & Co. 2021 Incentive Stock Plan.

(2) PSUs and RSUs are excluded when determining the weighted-average exercise price of outstanding options, warrants, and rights.

Proposal 3 Ratification of the Appointment of PricewaterhouseCoopers LLP as Organon's Independent Registered Public Accounting Firm for 2024

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of Organon's independent registered public accounting firm (the "independent auditors"). The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") to serve as our independent auditors with respect to our operations for the year ending December 31, 2024, subject to ratification by shareholders. In taking this action, the Audit Committee considered carefully PwC's performance in that capacity for Organon since its retention in 2019, its independence with respect to the services to be performed, and its general reputation for adherence to professional auditing standards. The Audit Committee is responsible for the determination of the fees associated with the retention of PwC. The Audit Committee annually evaluates the performance of PwC, including the senior audit engagement team, and determines whether to re-engage the independent auditors.

The Audit Committee and the Board believe that the continued retention of PwC as our independent auditors is in the best interests of Organon and our shareholders. Because the members of the Audit Committee value shareholders' views on our independent auditors, even though ratification is not legally required, there will be presented at the annual meeting a proposal for the ratification of the appointment of PwC. If the appointment of PwC is not ratified, the matter of the appointment of independent auditors will be considered by the Audit Committee.

Representatives of PwC will be present during the annual meeting to make a statement if they desire to do so. They will also be available to answer appropriate questions from shareholders.

Fees for Services Provided by the Independent Registered Public Accounting Firm

The following table presents fees for professional audit and other services rendered by PwC, our independent auditors, for the years ended December 31, 2023 and 2022.

Type of Payment or Benefit	2023	2022
	($ in thousands)	
Audit Fees[1]	13,150	12,655
Audit-Related Fees[2]	1,048	1,104
Tax Fees[3]	816	611
All Other Fees[4]	3	—
Total Fees	15,017	14,370

(1) Fees for the audit of annual financial statements filed in the reports on Form 10-K, reviews of quarterly financial statements filed in the reports on Form 10-Q, and statutory audits.

(2) Fees for audit-related services primarily related to due diligence for mergers and acquisitions, accounting consultations, attestation services related to financial reporting that are not required by statute or regulation, other audit-related reviews, and agreed-upon procedures.

(3) Fees for tax services reported above included an insignificant amount for tax compliance services.

(4) Consists of fees not included in the Audit, Audit-Related or Tax categories, including fees for miscellaneous permissible products and services as reported above.

All fees describe above were approved in advance by the Audit Committee specifically or pursuant to pre-approval procedures similar to those outlined below.

Pre-Approval Policy for Services of Independent Registered Public Accounting Firm

As part of its duties, the Audit Committee is required to pre-approve audit and non-audit services performed by the independent auditors to see that the provision of such services does not impair the auditors' independence. On an annual basis, the Audit Committee will review and provide pre-approval for certain types of non-audit services that may be provided by the independent auditors without obtaining specific pre-approval from the Audit Committee. If a type of service to be provided by the independent auditors has not received pre-approval during this annual process, it will require specific pre-approval by the Audit Committee. The Audit Committee does not delegate to management its responsibilities to pre-approve services performed by the independent auditors.



THE BOARD AND THE AUDIT COMMITTEE UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS VOTE FOR RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS ORGANON'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2024.



Audit Committee Report

The Audit Committee is made up entirely of independent directors. The members of the Audit Committee meet the independence and financial literacy requirements of the NYSE and additional heightened independence criteria applicable to members of the Audit Committee under the SEC and NYSE rules. The Audit Committee has adopted, and annually reviews, a charter outlining the practices it follows. The charter complies with all current regulatory requirements and is available on our website at https://www.organon.com/about-organon/corporate-governance/.

During 2023, at each of its regularly scheduled meetings (which include meetings scheduled in conjunction with the regular Board meetings, as well as meetings to review the quarterly and annual financial statements filed with the SEC), the Audit Committee met as a group with senior members of Organon's financial management, the independent auditors, and internal auditors. In addition, the Audit Committee held separate private sessions as necessary with senior management, the independent auditors, and internal audit.

The Audit Committee has reviewed and discussed the annual audited financial statements with management. The Audit Committee also has received from the independent auditors the written disclosures and a letter required by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") regarding the independent auditors' communications with the Audit Committee concerning independence and has discussed with the independent auditors their independence. Both the independent auditors and the internal auditors had full access to the Audit Committee.

The Audit Committee met with the independent auditors to discuss their fees, as well as the scope and results of their audit work, including the adequacy of internal controls and the quality of financial reporting. The Audit Committee also discussed with the independent auditors their judgments regarding the quality and acceptability of Organon's accounting principles, the clarity of its disclosures, as well as other matters that are required to be discussed by the PCAOB and SEC. Based on the review and discussion referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in Organon's Annual Report on Form 10-K filed with the SEC.

Audit Committee

Shalini Sharp (*Chair*)
Alan Ezekowitz
Deborah Leone
Cynthia M. Patton

The foregoing Audit Committee Report does not constitute soliciting material and shall not be deemed filed, incorporated by reference into or a part of any other filing by Organon (including any future filings) under the Securities Act or the Exchange Act, except to the extent Organon specifically incorporates such report by reference therein.

Additional information about the Audit Committee and its responsibilities may be found on page 14 of this proxy statement.

Questions and Answers About the Annual Meeting and Voting

Organon & Co. 2024 Annual Meeting of Shareholders Details	
Date and Time:	Tuesday, June 4, 2024, at 9:00 a.m., Eastern Daylight Time
Location:	Via webcast at www.virtualshareholdermeeting.com/OGN2024
Record Date:	April 8, 2024

We hope you will fully participate as a shareholder and exercise your right to vote. It is very important that you vote to play a part in Organon's future. You do not need to attend the Annual Meeting webcast to vote your shares.

Please cast your vote right away on all of the following proposals to ensure that your shares are represented:

		More Information	Board's Recommendation	Votes Required for Approval	Effect of Abstentions	Effect of Broker Non-Votes (if any)
Proposal 1	Election of Class III Directors Named Herein	Page 30	**FOR** each Nominee	Majority of votes cast	Do not count (no effect)	Do not count (no effect)
Proposal 2	Approval, on a Non-Binding Advisory Basis, of the Compensation of Organon's Named Executive Officers	Page 45	**FOR**	Majority of the shares present and entitled to vote	Count as vote "against"	Do not count (no effect)
Proposal 3	Ratification of the Appointment of PricewaterhouseCoopers LLP as Organon's Independent Registered Public Accounting Firm for 2024	Page 85	**FOR**	Majority of the shares present and entitled to vote	Count as vote "against"	Not expected (no effect)

Why did I receive this proxy statement?

The Board is soliciting your proxy to vote at the Annual Meeting because you were a shareholder of Organon at the close of business on April 8, 2024, the record date, and are entitled to vote at the Annual Meeting.

This proxy statement and the Annual Report, along with either a proxy card, a voting instruction form, or a Notice of Internet Availability of Proxy Materials, as applicable (collectively, the "Proxy Materials"), are being distributed to shareholders beginning on April 25, 2024. The proxy statement summarizes the information you need to know to vote at the Annual Meeting. You do not need to attend the Annual Meeting webcast to vote your shares.

What is the difference between holding shares as a shareholder of record and holding shares as a beneficial owner?

If your shares are registered directly in your name with Organon's transfer agent, Equiniti Shareowner Services, you are considered the shareholder of record for those shares. The Proxy Materials and proxy card have been sent directly to you by Organon.



If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of those shares. The Proxy Materials have been forwarded to you by your broker, bank, or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank, or nominee how to vote your shares by using the voting instruction form that the institution provides to you. You may also vote your shares via telephone or the Internet by following the specific instructions the institution provides to you for that purpose.

What happens if I do not give specific voting instructions?

If you are a shareholder of record and you properly submit a signed proxy card or submit your proxy by telephone or the Internet, but do not specify how you want to vote your shares on a particular proposal, then the named proxy holders will vote your shares in accordance with the recommendations of the Board on all matters presented in this proxy statement.

In accordance with applicable stock exchange rules, if you hold your shares through a brokerage account and you fail to provide voting instructions to your broker, your broker may generally vote your uninstructed shares of our common stock in its discretion on routine matters at a shareholder meeting. However, a broker cannot vote shares of our common stock held in street name on non-routine matters unless the broker receives voting instructions from the shareholder. Generally, if a broker exercises this discretion on routine matters at a shareholder meeting, a shareholder's shares will be voted on the routine matter in the manner directed by the broker but will constitute a "broker non-vote" on all of the non-routine matters to be presented at the shareholder meeting.

Voting your shares will help to ensure that your interests are represented at the meeting. If you hold your shares in street name through a brokerage account and do not submit voting instructions to your broker, your broker may be able to exercise its discretion to vote your shares on some but not all matters, and it will result in a broker non-vote for the matters on which the broker cannot and does not vote. Broker non-votes will be considered present for quorum purposes. Effect of broker non-votes on the Proposals is summarized in the chart above.

What constitutes a quorum?

As of the record date, April 8, 2024, 257,172,661 shares of Organon common stock were issued and outstanding. Each share of common stock is entitled to one vote per share. A majority of the outstanding shares present at the Annual Meeting or represented by proxy constitutes a quorum for the transaction of business at the Annual Meeting. If you submit a properly executed proxy, then you will be considered part of the quorum.

How do I attend the Annual Meeting?

To increase shareholder accessibility, be fiscally and environmentally responsible, and support the health and well-being of our employees and shareholders, the Annual Meeting will be conducted exclusively online without an option for physical attendance.

All shareholders as of the record date, April 8, 2024, may attend the Annual Meeting via webcast, vote their shares, and ask questions through an online meeting platform. To participate in the Annual Meeting, you should visit www.virtualshareholdermeeting.com/OGN2024 and enter the 16-digit control number included on your proxy card, voting instruction form (if voting instruction form includes the control number), or Notice of Internet Availability of Proxy Materials. Otherwise, shareholders who hold their shares in street name should contact their bank, broker, or other nominee (preferably at least 5 days before the Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in, or vote at the Annual Meeting. Access to the meeting platform will begin at 8:45 a.m. (Eastern Daylight Time).

Guests may also access the Annual Meeting but may do so solely in listen-only mode. No control number is required for guests.

Why is the Annual Meeting a virtual, online meeting?

We are pleased to host the meeting using a virtual format, which we believe will facilitate shareholder attendance and participation at our Annual Meeting by enabling shareholders to safely and fully participate from any location around the world, without the cost of travel. We designed the virtual Annual Meeting to provide the same rights and opportunities to participate as shareholders have at an in-person meeting, including the right to vote and ask questions through the virtual meeting platform. For example, we have allotted time on the agenda to respond to questions submitted to shareholders. For additional information, see "How do I ask questions or participate in the Annual Meeting?" below.

How do I ask questions or participate in the Annual Meeting?

You will have multiple opportunities to submit questions for the Annual Meeting:

- Shareholders may submit appropriate questions **in advance of the meeting** by visiting www.proxyvote.com, entering their 16-digit control number, and selecting the "Submit a Question" option. We encourage you to submit questions in advance of the meeting to help facilitate thoughtful responses from management and the Board.

- Shareholders may submit appropriate questions in real-time **during the meeting** by entering a question in the "Enter a Question" field and clicking the "Submit" on the Ask a Question section of the website www.virtualshareholdermeeting.com/OGN2024.

We will endeavor to answer as many questions submitted by shareholders as time permits. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters or company business. If we receive substantially related questions, we may group such questions together and provide a single response to avoid repetition.

If we are unable to respond during the meeting, we may also respond directly to a particular shareholder using the contact information provided. Questions regarding topics that are not pertinent to meeting matters or company business will not be answered.

Whether or not you plan to attend the Annual Meeting, we urge you to vote and submit your proxy in advance by one of the advance voting methods described in "*How do I vote?*" below.

Guests without a 16-digit control number may attend the meeting in listen-only mode but will not have the option to vote their shares, ask questions or otherwise participate in the Annual Meeting.

If you encounter any technical difficulties with the meeting platform on the date of the Annual Meeting, technical support will be available during this time and will remain available until the virtual Annual Meeting has ended. See "*How do I access technical support at the Annual Meeting?*" below.

How do I vote?

If you are a shareholder of record, you may vote using any of the following methods:

- **Proxy card**. If you received paper copies of the Proxy Materials, complete, sign, and date the card and return it in the prepaid envelope.

- **Via the Internet**. You may vote online at www.proxyvote.com. You will need the 16-digit control number on the proxy card or the Notice of Internet Availability of Proxy Materials. The Internet voting will close at 11:59 p.m. Eastern Daylight Time on June 3, 2024.

- **By telephone**. You may vote by calling 1-800-690-6903 (toll free). The telephone voting facilities will close at 11:59 p.m. Eastern Daylight Time on June 3, 2024.

- **By QR code**. You may vote by scanning the QR code in the Notice of Annual Meeting with your mobile device (may require free app).

- **During the Annual Meeting**. All shareholders may vote during the Annual Meeting. Please see "How do I attend the Annual Meeting?" on page 89.

If you are a beneficial owner of shares, you may vote by following the voting instructions provided by your broker, bank, or nominee. You may also vote during the Annual Meeting.

How do I access technical support at the Annual Meeting?

Online access to the virtual meeting webcast will be open prior to the start of the Annual Meeting to allow you to log in. The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most up-to-date version of applicable software and plug-ins. Internet Explorer is not a supported browser. Participants should ensure that they have a strong Wi-Fi connection wherever they intend to participate in the meeting.

Beginning 15 minutes prior to the start of and during the virtual annual meeting, we will have a support team ready to assist shareholders with any technical difficulties they may have accessing or hearing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual shareholder meeting log-in page.

What can I do if I change my mind after I vote my shares?

If you are a shareholder of record, you may revoke your proxy at any time before it is voted at the Annual Meeting by:

- sending written notice of revocation to the Corporate Secretary of Organon at the company's headquarters located at 30 Hudson Street, Floor 33, Jersey City, New Jersey 07302;

- submitting a revised proxy by telephone, Internet, or paper ballot after the date of the revoked proxy; or

- attending the Annual Meeting and voting.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your broker, bank, or nominee. You may also vote during the Annual Meeting.

Will my votes be confidential?

Yes. Only the personal information necessary to enable proxy execution, such as control number or shareholder signature, is collected on the paper or online proxy cards.

All shareholder proxies and ballots that identify individual shareholders are kept confidential and are not disclosed except as required by law.

Who will count the vote?

Representatives of Broadridge Financial Services, Inc. will tabulate the votes and act as inspectors of election.

What if I return my proxy card but do not provide voting instructions?

If you are a shareholder of record and you return your signed proxy card but do not indicate your voting preferences, the individuals named in the proxy card will vote on your behalf as follows:

- **FOR** the election as directors of each of the five Class III director nominees;

- **FOR** the approval of the compensation of our named executive officers (Say-on-Pay); and

- **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2024.

What is "householding" and how does it affect me?

Organon has adopted the process called "householding" for mailing the Proxy Materials and Notice of Internet Availability of Proxy Materials in order to reduce printing costs and postage fees. Householding means that shareholders who share the same last name and address will receive only one copy of the Proxy Materials or Notice of Internet Availability of Proxy Materials, as applicable, unless we receive contrary instructions from any shareholder at that address. If you received paper copies of the Proxy Materials, Organon will continue to mail a proxy card to each shareholder of record.

Can I access the Proxy Materials on the Internet instead of receiving paper copies?

The Proxy Materials are available on Organon's website at www.organon.com/investor-relations/sec-filings. If you are a shareholder of record, you may choose to stop receiving paper copies of Proxy Materials in the mail by following the instructions given while you vote by telephone or through the Internet. If you choose to access future Proxy Materials on the Internet, you will receive an email message next year that will provide a link to those documents. Your choice will remain in effect until you advise us otherwise.

If you are a beneficial owner, please refer to the information provided by your broker, bank or nominee for instructions on how to elect to access future Proxy Materials electronically. Most beneficial owners who elect electronic access will receive an email message next year containing the URL for access to the Proxy Materials.

If you prefer to receive multiple copies of the Proxy Materials or Notice of Internet Availability of Proxy Materials, as applicable, at the same address for the Annual Meeting or for future annual meetings, additional copies will be provided promptly upon written or oral request. If you are a shareholder of record, you may contact us by writing to EQ Shareowner Services, P.O. Box 64856, St. Paul, Minnesota 55164-0856 or calling 1-833-914-2115. The request should include your account number. Eligible shareholders of record receiving multiple copies of the Proxy Materials or Notice of Internet Availability of Proxy Materials, as applicable, can request householding by contacting Organon in the same manner.

If you are a beneficial owner, you can request additional copies of the Proxy Materials or Notice of Internet Availability of Proxy Materials, as applicable, or you can request householding by notifying your broker, bank or nominee.

Where can I find the results of the Annual Meeting?

We intend to disclose the final voting results on Form 8-K within four business days of the Annual Meeting. The Form 8-K will be available on our website at www.organon.com/investor-relations/sec-filings.

Where can I find Organon's Annual Report?

Our Annual Report is available on our website at www.organon.com/investor-relations/sec-filings.

For shareholders receiving a Notice of Internet Availability, such Notice of Internet Availability will contain instructions on how to request a printed copy of our Annual Report. For shareholders receiving a printed copy of this proxy statement, a copy of our Annual Report has also been provided to you.

In addition, we will provide without charge a copy of our Annual Report on Form 10-K, including financial statements and schedules, upon the written request of any shareholder to the Office of Corporate Secretary, Organon & Co., 30 Hudson Street, Floor 33, Jersey City, New Jersey 07302.

How much did this proxy solicitation cost?

Organon retained Morrow Sodali LLC to assist in the distribution of the Proxy Materials and solicitation of votes for $15,000, plus reasonable out-of-pocket expenses. Employees, officers, and directors of Organon also may solicit proxies by telephone or in-person meetings. We will pay the solicitation costs and reimburse brokerage houses and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders.



Who can help answer my questions?

If you have questions, you may write or call Organon's proxy solicitor:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford CT 06902

Telephone: 800-662-5200

Email: OGN.info@investor.morrowsodali.com

Shareholder Proposals and Director Nominations for the 2025 Annual Meeting of Shareholders

Deadline for receipt of shareholder proposals for inclusion in the proxy materials for the 2025 annual meeting of shareholders

In order to be considered for inclusion in next year's proxy statement in accordance with SEC Rule 14a-8, shareholder proposals must be submitted in writing to the address shown below and received by the close of business, Eastern Standard Time, on December 26, 2024. If we change the date of the 2025 annual meeting of shareholders by more than 30 days from the anniversary of this year's meeting, shareholder proposals must be received a reasonable time before we begin to print and mail our proxy materials for the 2025 annual meeting of shareholders. Proposals must comply with the requirements of SEC Rule 14a-8.

Director nominees for inclusion in the proxy materials for the 2025 annual meeting of shareholders (proxy access)

Our Amended and Restated Bylaws include provisions permitting, subject to certain terms and conditions, shareholders owning at least 3% of the outstanding shares of Organon common stock for at least three consecutive years to use our annual meeting proxy statement to nominate a number of director candidates not to exceed 20% of the number of directors in office, subject to reduction in certain circumstances. In order for an eligible shareholder or group of shareholders to nominate director nominees for election at our 2025 annual meeting of shareholders pursuant to the proxy access provision of our Amended and Restated Bylaws, the shareholder must submit notice of such nomination and other required information in writing not earlier than the close of business on November 26, 2024 nor later than the close of business on December 26, 2024. If, however, the 2025 annual meeting is held more than 30 days before or after the anniversary of the 2024 annual meeting, the shareholder must submit any such notice and other required information not earlier than the close of business on the 150th day and not later than the close of business on the 120th day prior to the 2025 annual meeting or 10 days following the date on which the date of the 2025 annual meeting is first publicly announced. The nomination and supporting materials must also comply with the requirements set forth in Article II, Section 2.11 of our Amended and Restated Bylaws.

Shareholder proposals, director nominations, and other business to be brought before the 2025 annual meeting of shareholders

Any shareholder who wishes to present proposals, director nominations, or other business for consideration at the 2025 annual meeting of shareholders but does not intend to have such proposals or nominations included in Organon's Proxy Materials must submit the proposal or nomination in writing to the address shown below so that it is received between January 4, 2025 and February 4, 2025. However, in the event that the date of the 2025 annual meeting of shareholders is more than 30 days earlier or later than the anniversary date of this year's annual meeting, such notice must be so received not earlier than the close of business on the 150th day prior to such annual meeting and not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which a public announcement of the date of the 2025 annual meeting of shareholders is first made. Written notice of proposals, director nominations or other business for consideration must contain the information specified in Article II, Sections 2.9 and 2.10 of our Amended and Restated Bylaws (which also include information required under Rule 14a-19 under the Exchange Act). Our Amended and Restated Bylaws are available at www.organon.com/about-organon/corporate-governance/ or upon request to the Office of Corporate Secretary.

ADDRESS TO CONTACT ORGANON

Any notice required to be sent to Organon as described above should be emailed to secretaryoffice@organon.com or mailed to the Office of Corporate Secretary, Organon & Co., 30 Hudson Street, Floor 33, Jersey City, New Jersey 07302 U.S.A.

Other Matters



The Board does not intend to bring any other business before the Annual Meeting, and so far as is known to the Board, no matters are to be brought before the Annual Meeting except as specified in the notice of the meeting. As to any other business that may properly come before the Annual Meeting or any postponement or adjournment thereof, the proxyholders named in the proxies solicited by the Board will have the authority to vote all proxies received with respect to such matters in their discretion, and it is their intention to vote such proxies in accordance with the recommendation of the Board.

Organon & Co.
April 25, 2024

Appendix A

Non-GAAP Financial Measures

This proxy contains "non-GAAP financial measures," which are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with U.S. generally accepted accounting principles ("GAAP"). Specifically, the company makes use of the non-GAAP financial measures Adjusted EBITDA, Adjusted Net Income, and Adjusted diluted EPS, which are not recognized terms under GAAP and are presented only as a supplement to the company's GAAP financial statements. This proxy also provides certain measures that exclude the impact of foreign exchange. We calculate foreign exchange by converting our current-period local currency financial results using the prior period average currency rates and comparing these adjusted amounts to our current-period results. The company believes that these non-GAAP financial measures help to enhance an understanding of the company's financial performance. However, the presentation of these measures has limitations as an analytical tool and should not be considered in isolation, or as a substitute for the company's results as reported under GAAP. Because not all companies use identical calculations, the presentations of these non-GAAP measures may not be comparable to other similarly titled measures of other companies.

The company uses non-GAAP financial measures in its operational and financial decision making, and believes that it is useful to exclude certain items in order to focus on what it regards to be a more meaningful representation of the underlying operating performance of the business.

Revenues

($ in millions)	Year Ended December 31,		% Change	% Change Excluding Foreign Exchange
	2023	2022		
Women's Health	$1,702	$1,673	2%	3%
Biosimilars	593	481	23%	24%
Established Brands	3,847	3,874	(1)%	2%
Other	121	146	(17)%	(19)%
Revenue	**$6,263**	**$6,174**	**1%**	**3%**

Adjusted Revenue for AIP

($ in millions)	Year Ended December 31, 2023
Revenue	**$6,263**
Effect of foreign exchange rates [1]	40
Adjusted Revenue for AIP	**$6,303**

(1) Represents the impact of currency exchange rates versus currency exchange rates budgeted in the annual operating plan.

Reconciliation of GAAP Income from Continuing Operations Before Income Taxes to Adjusted EBITDA

($ in millions)	Year Ended December 31, 2023
Income from continuing operations before income taxes	$ 673
Depreciation	118
Amortization	116
Interest expense	527
EBITDA	**$1,434**
Restructuring costs	62
One-time costs	347
Stock-based compensation	101
Adjusted EBITDA	**$1,944**
Effect of foreign exchange rates [1]	48
Acquired in-process research and development and milestones	8
Adjusted EBITDA for AIP	**$2,000**

(1) Represents the impact of currency exchange rates versus currency exchange rates budgeted in the annual operating plan.

Reconciliation of GAAP Income from Continuing Operations Before Income Taxes to Non-GAAP Adjusted Net Income

($ in millions, except per share amounts)	Year Ended December 31, 2023
Income from continuing operations before income taxes	$ 673
Adjustments:	
Amortization	116
Restructuring costs	62
One-time costs	347
Stock-based compensation	101
Total Adjustments	**626**
Non-GAAP pre-tax income, continuing operations	**$1,299**
Taxes on income as reported in accordance with GAAP	(350)
Tax benefit on adjustments	588
Non-GAAP adjusted taxes on income	**238**
Non-GAAP adjusted net income, continuing operations	**$1,061**
Non-GAAP adjusted net income, continuing operations per diluted share	**$ 4.14**